Form 20-F
period 2012-09-30
Collabrium Japan Acquisition Corp
filed 2013-02-11
CIK 1548281

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from   __________   to   ____________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number:	001-35698

COLLABRIUM JAPAN ACQUISITION CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name Into English)

British Virgin Islands
(Jurisdiction of Incorporation or Organization)

c/o Collabrium Advisors LLP 16 Old Bond Street London W1S 4PS
(Address of Principal Executive Offices)

Koji Fusa, Chief Executive Officer, c/o Collabrium Advisors LLP 16 Old Bond Street, London W1S 4PS 44-20-7408-4710
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Units, each consisting of one Ordinary Share, no par value, and one Warrant	NASDAQ Capital Market
Ordinary Shares, no par value	NASDAQ Capital Market
Warrants, each to purchase one ordinary share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 1,533,333 Ordinary Shares, no par value, as of September 30, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐  No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                                                     Accelerated filer ☐                                             Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☒ No ☐

INTRODUCTION

Unless the context indicates otherwise, “we,” “us” or “our company” refer to Collabrium Japan Acquisition Corporation, a British Virgin Islands business company.

We are a British Virgin Islands Blank Check Company organized on February 8, 2012 as a business company with limited liability.  We were organized for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or any other similar business combination with, one or more businesses or entities.  Our efforts to identify a prospective target business will not be limited to a particular industry or geographic location.  However, we intend to focus on target businesses that either have their primary operations located in Japan or that are operating outside of Japan but are Japanese owned.

We are not presently engaged in, and we will not engage in, any substantive commercial business until we consummate a business combination.  We intend to utilize our cash, including the funds held in the trust fund, capital stock, debt or a combination of the foregoing in effecting a business combination.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (which we refer to herein as the JOBS Act) and will remain such for up to five years.  However, if our non-convertible debt issued within a three year period or our total revenues exceed $1 billion or the market value of our ordinary shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we have elected, under Section 107(b) of the JOBS Act, to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards.

On October 24, 2012, we consummated our initial public offering.  For information on the offering, see “Item 4. Information on the Company, Part A. History and Development of our Company” below.

On October 24, 2012, acting by written consent, our Board of Directors changed our fiscal year end from December 31 to September 30. This annual report on Form 20-F (“Form 20-F”) covers the period from February 8, 2012 (inception) to September 30, 2012.

Forward-Looking Statements

The statements contained in this Form 20-F that are not purely historical or related to facts or conditions present as of the date of this report are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 20-F are based on our current expectations and beliefs concerning future developments and their potential effects on us. Future developments affecting us may not be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under Item 3.D “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.	KEY INFORMATION.

A.  Selected Financial Data

On October 24, 2012, acting by written consent, our Board of Directors changed our fiscal year end from December 31 to September 30. The selected financial information set forth below has been derived from our audited financial statements as of September 30, 2012 and for the period from February 8, 2012 (inception) through September 30, 2012.

The information is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein.  The financial results should not be construed as indicative of financial results for subsequent periods. See Item 5 of this Form 20-F and the financial statements and the accompanying notes thereto included under Item 18 of this Form 20-F for further information about our financial results and condition.

As of September 30, 2012 and for the period from February 8, 2012 (inception) through September 30, 2012

(in US$)

Total Assets	$335,587
Total Liabilities	$313,777
Current Assets	$18,495
Formation costs and operational expenses	$3,190
Net Loss	$(3,190)
Basic and Diluted Loss per Share	$(0.00)

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this Form 20-F. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

We are a blank check company in the development stage with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.

We are a blank check company with no operating results, and we will not commence operations until consummating our initial business combination. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective of completing our initial business combination with one or more target businesses. We have no plans, arrangements or understandings with any prospective target business concerning our initial business combination and may be unable to complete our initial business combination. If we fail to complete our initial business combination, we will never generate any operating revenues.

Our public shareholders may not be afforded an opportunity to vote on our proposed business combination, unless such vote is required by law or the NASDAQ Capital Market, which means we may consummate our initial business combination even though a majority of our public shareholders do not support such a combination.

We may not hold a shareholder vote before we consummate our initial business combination unless the business combination would require shareholder approval under British Virgin Islands law or the rules of the NASDAQ Capital Market or if we decide to hold a shareholder vote for business reasons. Accordingly, we may consummate our initial business combination even if holders of a majority of our public shares do not approve of the business combination we consummate.

Your only opportunity to affect the investment decision regarding a potential business combination will be limited to the exercise of your right to redeem your shares from us for cash, unless we seek shareholder approval of the business combination.

Our board of directors may consummate an initial business combination without seeking shareholder approval, unless the business combination would require shareholder approval under British Virgin Islands law or the rules of the NASDAQ Capital Market or if we decide to hold a shareholder vote for business reasons.  Accordingly, public shareholders may not have the right or opportunity to vote on the business combination. As a result, your only opportunity to affect the investment decision regarding a potential business combination may be limited to exercising your redemption rights within the period of time (which will be at least 20 business days) set forth in our tender offer documents mailed to our public shareholders in which we describe our business combination.

The ability of our public shareholders to redeem their shares for cash may make our financial condition unattractive to potential business combination targets, which may make it difficult for us to enter into a business combination with a target.

We may enter into a transaction agreement with a prospective target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. If too many public shareholders exercise their redemption rights, we may not be able to meet such closing condition, and as a result, would not be able to proceed with the business combination. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. Our amended and restated memorandum and articles of association requires us to provide all of our public shareholders with an opportunity to redeem all of their shares in connection with the consummation of any initial business combination, although our initial shareholders (as that term is defined in Item 4.A of this Form 20-F), officers and directors have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the consummation of an initial business combination. Consequently, if accepting all properly submitted redemption requests would cause our net tangible assets to be less than $5,000,001 or such greater amount necessary to satisfy a closing condition as described above, we would not proceed with such redemption and the related business combination and may instead search for an alternate business combination. Prospective targets would be aware of these risks and, thus, may be reluctant to enter into a business combination transaction with us.

The ability of a large number of our shareholders to exercise redemption rights may not allow us to consummate the most desirable business combination or optimize our capital structure.

In connection with the successful consummation of our business combination, we may redeem pursuant to a tender offer up to that number of ordinary shares that would permit us to maintain net tangible assets of $5,000,001. If our business combination requires us to use substantially all of our cash to pay the purchase price, the redemption threshold may be further limited. Alternatively, we may either need to reserve part of the trust account for possible payment upon such redemption, or we may need to arrange third party financing to help fund our business combination in case a larger percentage of shareholders exercise their redemption rights than we expect or if a target business requires a minimum level of cash funding upon closing of our business combination. If the acquisition involves the issuance of our shares as consideration, we may be required to issue a higher percentage of our shares to the target or its shareholders to make up for the failure to satisfy a minimum cash requirement. Raising additional funds to cover any shortfall may involve dilutive equity financing or incurring indebtedness at higher than desirable levels. This may limit our ability to effectuate the most attractive business combination available to us.

The requirement that we maintain a minimum net worth or retain a certain amount of cash could increase the probability that our business combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your shares.

If, pursuant to the terms of our proposed business combination, we are required to maintain a minimum net worth or retain a certain amount of cash in trust in order to consummate the business combination, the probability that our business combination would be unsuccessful is increased. If our business combination is unsuccessful, you would not receive your pro rata portion of the trust account until we liquidate. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time our shares may trade at a discount to the pro rata amount in our trust account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with our redemption until we liquidate or you are able to sell your shares in the open market.

We may not be able to consummate our initial business combination by January 24, 2014 (or April 24, 2014 if we take advantage of the full 90-day extension), in which case we would cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate.

We must complete our initial business combination by January 24, 2014 (or April 24, 2014 if we take advantage of a 90-day extension that is available to us). We may not be able to find a suitable target business and consummate our initial business combination within such time period. If we are unable to consummate our initial business combination such dates, we will, as promptly as reasonably possible but no more than ten business days thereafter, distribute the aggregate amount then on deposit in the trust account, pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described herein. This redemption of public shareholders from the trust account shall be done automatically by function of our memorandum and articles of association and prior to any voluntary winding up.

The requirement that we complete our initial business combination within certain time limits may give potential target businesses leverage over us in negotiating a business combination and may decrease our ability to conduct due diligence on potential business combination targets as we approach our dissolution deadline, which could undermine our ability to consummate our initial business combination on terms that would produce value for our shareholders.

We have until January 24, 2014 (or April 24, 2014 if we take advantage of the 90-day extension available to us) to consummate our initial business combination.  Any potential target business with which we enter into negotiations concerning our initial business combination will be aware that we must consummate our initial business combination within such time periods. Consequently, such target businesses may obtain leverage over us in negotiating our initial business combination, knowing that if we do not complete our initial business combination with that particular target business, we may be unable to complete our initial business combination with any target business. This risk will increase as we get closer to the timeframe described above. In addition, we may have limited time to conduct due diligence and may enter into our initial business combination on terms that we would have rejected upon a more comprehensive investigation.

If we are no longer a foreign private issuer (“FPI”) and seek shareholder approval of our initial business combination, we, our initial shareholders, directors, officers, advisors and their affiliates may elect to purchase shares from shareholders, in which case we or they may influence a vote in favor of a proposed business combination that you do not support.

If we are no longer an FPI and seek shareholder approval of our business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, we may enter into privately negotiated transactions to purchase public shares following consummation of the business combination from shareholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules. Our initial shareholders, directors, officers or their affiliates may also purchase shares in privately negotiated transactions (in addition to the open market purchases described herein) either prior to or following the consummation of our initial business combination. Neither we nor our initial shareholders, directors, officers or their affiliates will make any such purchases when we or they are in possession of any material non-public information not disclosed to the seller. Such a purchase would include a contractual acknowledgement that such shareholder agrees not to exercise its redemption rights. In the event that we or our initial shareholders, directors, officers or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. Although we do not currently anticipate paying any premium purchase price (over trust value) for such public shares, in the event we do, the payment of a premium may not be in the best interest of those shareholders not receiving any such premium because such shareholders will experience a reduction in book value per share compared to the value received by shareholders that have their shares purchased by us at a premium. Nevertheless, because any payment of a premium by us will be made only from proceeds released to us from the trust account following completion of a business combination, no such payments will reduce the per share amounts available in the trust account for redemption in connection with the business combination.

The purpose of such purchases would be to: (1) increase the likelihood of obtaining shareholder approval of the business combination because there would be fewer shares outstanding held by shareholders that might have had the intention of seeking redemption rights following such repurchases or (2) where the purchases are made by our initial shareholders, directors, officers or their affiliates, to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of the business combination, where it appears that such requirement would otherwise not be met. This may result in the consummation of an initial business combination that may not otherwise have been possible and/or which the majority of our shareholders would not have approved.

Our purchases of ordinary shares in privately negotiated transactions would reduce the funds available to us after the business combination.

If we are no longer an FPI and seek shareholder approval of our business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, we may privately negotiate transactions to purchase shares effective immediately following the consummation of the business combination from shareholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules with proceeds released to us from the trust account immediately following consummation of our initial business combination. As a consequence of such purchases, the funds in our trust account that are so used will not be available to us after the business combination.

If the public “float” of our ordinary shares and the number of beneficial holders of our securities is reduced, we may not be able to continue to list our ordinary shares on the NASDAQ Capital Market or another national securities exchange.

If we or our initial shareholders, directors, officers or their affiliates purchase ordinary shares in the open market or in privately negotiated transactions, the public “float” of our ordinary shares and the number of beneficial holders of our securities would both be reduced.  Additionally, if we take advantage of the 90-day extension to complete our initial business combination and a substantial number of our public shareholders seek redemption of their shares, the public “float” of our ordinary shares and the number of beneficial holders of our securities would be reduced.  If the number of our public holders falls below 300, we will be non-compliant with the NASDAQ Capital Market’s continued listing rules and could be subject to delisting.  Accordingly, we cannot assure you we will be able to maintain the listing or trading of our securities on a national securities exchange.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares or warrants, potentially at a loss.

Our public shareholders shall be entitled to receive funds from the trust account only in the event of a redemption to public shareholders prior to any winding up in the event we do not consummate our initial business combination or our liquidation, if they redeem their shares in connection with us taking advantage of the 90-day extension to complete a business combination or if they redeem their shares pursuant to a tender offer in connection with an initial business combination that we consummate as described elsewhere in this Form 20-F and our IPO prospectus. In no other circumstances will a shareholder have any right or interest of any kind to the funds in the trust account.  Warrant holders will have no right to any of the funds held in the trust account.  Accordingly, you may be forced to sell your public shares or warrants, potentially at a loss, to liquidate your investment in our securities.

If we are no longer an FPI and we seek shareholder approval of our business combination and we do not conduct redemptions pursuant to the tender offer rules, public shareholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 19.9% of the ordinary shares sold in our IPO.

If we are no longer an FPI and seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, our memorandum and articles of association provides that a public shareholder, individually or together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 19.9% of the shares sold in our IPO. Your inability to redeem more than an aggregate of 19.9% of the shares sold in our IPO will reduce your influence over our ability to consummate our initial business combination. As a result, you will continue to hold that number of shares exceeding 19.9% and, in order to dispose of such shares, you would be required to sell your shares in open market transaction, potentially at a loss, which may be material.

Because of our limited resources and the significant competition for business combination opportunities, it may be difficult for us to complete our initial business combination.

We expect to encounter intense competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities, domestic and international, competing for the types of businesses we intend to acquire. Many of these individuals and entities are well-established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess greater technical, human and other resources, or more local industry knowledge than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there are numerous target businesses we could potentially acquire with the net proceeds of our IPO, our ability to compete with respect to the acquisition of certain target businesses that are sizable will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses.  As a result, we may not be able to complete our initial business combination.

If the net proceeds of our IPO not being held in the trust account, together with the interest in the trust account (net of taxes payable) which may be released to us for working capital purposes, are insufficient to allow us to operate for at least the 18 month period following our IPO, we may be unable to complete our initial business combination.

Based on the current interest rate environment, we believe the proceeds placed in the trust account will produce at least $75,000 in interest over our up to 18 month existence (assuming we take advantage of the 90-day extension period available to us); however, this estimate may not be accurate. The funds available to us outside of the trust account, plus the interest earned on the funds held in the trust account that may be available to us, may not be sufficient to allow us to operate for at least the next 18 months, assuming that our initial business combination is not consummated during that time. Interest rates on permissible investments for us have been significantly less than 1% over the last several months. Accordingly, if we do not earn a sufficient amount of interest on the funds held in the trust account and use all of the funds held outside of the trust account, we may not have sufficient funds available with which to structure, negotiate or close an initial business combination. In such event, we would need to borrow funds from our initial shareholders, officers or directors or other available source to operate or we may be forced to liquidate. Such individuals are under no obligation to loan us any funds.

Subsequent to the consummation of our initial business combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our shares price, which could cause you to lose some or all of your investment.

Even if we conduct extensive due diligence on a target business with which we combine, this diligence may not surface all material issues that may be present inside a particular target business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the target business and outside of our control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining post-combination debt financing.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than approximately $10.33 per share.

Our placing of funds in the trust account may not protect those funds from third party claims against us. Although we will seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we are unable to complete our initial business combination within the required time frame, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption.

By letter agreement executed in connection with our IPO, Koji Fusa, our Chief Executive Officer, and Andrew Williams, our Chairman of the Board, have agreed that they will be jointly and severally liable to us, if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a business combination, reduce the amounts in the trust account to below approximately $10.33 per share except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account (even if such waiver is deemed to be unenforceable) and except as to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked Messrs. Fusa or Williams to reserve for such indemnification obligations and he may not be able to satisfy those obligations. We have not independently verified whether Messrs. Fusa or Williams has sufficient funds to satisfy the potential indemnity obligation and, therefore, they may not be able to satisfy the obligation. We believe the likelihood of Messrs. Fusa and Williams having to indemnify the trust account is limited because we will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

●	restrictions on the nature of our investments; and

●	restrictions on the issuance of securities, each of which may make it difficult for us to complete our initial business combination.

In addition, we may have imposed upon us burdensome requirements, including:

●	registration as an investment company;

●	adoption of a specific form of corporate structure; and

●	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to consummate our initial business combination.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business and results of operations.

We are not subject to the supervision of the Financial Services Commission of the British Virgin Islands and so our shareholders are not protected by any regulatory inspections in the British Virgin Islands.

Our proposed business activities do not fall within the scope of the financial services activities which are regulated by the Financial Services Commission of the British Virgin Islands and it is not necessary for this Registration Statement to be filed with or approved by the Financial Services Commission of the British Virgin Islands. Accordingly, our business activities are not subject to any regulatory supervision in the British Virgin Islands by the Financial Services Commission of the British Virgin Islands. As a result, shareholders are not protected by any regulatory supervision or inspections by any regulatory agency in the British Virgin Islands which might otherwise apply to entities whose business activities were required to be regulated by the Financial Services Commission of the British Virgin Islands and the company is not required to observe any British Virgin Islands specific regulatory restrictions in respect of its conduct.

If we are unable to consummate our initial business combination, our public shareholders may be forced to wait up to 18 months before redemption from our trust account.

If we are unable to consummate our initial business combination by January 24, 2014 and do not seek a 90-day extension to complete such business combination as described elsewhere in this Form 20-F, we will, as promptly as reasonably possible but no more than ten business days thereafter, distribute the aggregate amount then on deposit in the trust account, pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described herein. Any redemption of public shareholders from the trust account shall be effected automatically by function of our memorandum and articles of association and will occur prior to any voluntary winding up. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate our initial business combination prior thereto and only then in cases where investors have sought to redeem their ordinary shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we are unable to complete our initial business combination.

If we are deemed to be insolvent, distributions, or part of them, may be delayed while the insolvency liquidator determines the extent of potential creditor claims. In these circumstances, prior payments made by us may be deemed “voidable transactions.”

If we do not complete our initial business combination by January 24, 2014 (or April 24, 2014 if we take advantage of the full 90-day extension), this will trigger an automatic redemption of public shareholders from the trust account pursuant to our memorandum and articles of association.

However, if at any time we are deemed insolvent for the purposes of the British Virgin Islands Insolvency Act, 2003 (the “Insolvency Act”) (i.e., (i) we fail to comply with the requirements of a statutory demand that has not been set aside under section 157 of the Insolvency Act; (ii) execution or other process issued on a judgment, decree or order of a British Virgin Islands court in favor of any of our creditors is returned wholly or partly unsatisfied; or (iii) either the value of our liabilities exceeds our assets, or we are unable to pay our debts as they fall due), we are required to immediately enter insolvent liquidation. In these circumstances, a liquidator will be appointed who will give notice to our creditors inviting them to submit their claims for payment, by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the British Virgin Islands Official Gazette and a British Virgin Islands newspaper, and taking any other steps he considers appropriate, after which our assets would be distributed. As soon as practicable after completing his duties in relation to the liquidation of a company, the liquidator is required to send his final report and a statement of realizations and distributions to the creditors and members of the company and to the Registrar of Corporate Affairs in the British Virgin Islands (the “Registrar”).  He is also required to provide the creditors and the members with a summary of the grounds upon which a creditor or member may object to the striking of the company from the register.  The liquidator may determine that he requires additional time to evaluate creditors’ claims (particularly if there is uncertainty over the validity or extent of the claims of any creditors). Also, a creditor or shareholder may file a petition with the British Virgin Islands court which, if successful, may result in our liquidation being subject to the supervision of that court. Such events might delay distribution of some or all of our assets to our public shareholders. In such liquidation proceedings, the funds held in our trust account may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any such claims deplete the trust account we cannot assure you we will be able to return to our public shareholders the amounts otherwise payable to them.

If we are deemed insolvent, then there are also limited circumstances where prior payments made to our shareholders or other parties may be deemed to be a “voidable transaction” for the purposes of the Insolvency Act. A voidable transaction would be, for these purposes, payments made as “unfair preferences” or “transactions at an undervalue.” Where a payment was a risk of being a voidable transaction, a liquidator appointed over an insolvent company could apply to the British Virgin Islands court for an order, inter alia, for the transaction to be set aside as a voidable transaction in whole or in part.

Our initial shareholders, officers and directors have waived their right to participate in any liquidation distribution with respect to the initial shares. If we have not consummated an initial business combination within the required time frame, there will be no distribution from the trust account with respect to our warrants which will expire worthless. We will pay the costs of our liquidation and distribution of the trust account from our remaining assets outside of the trust account. In addition, Messrs. Fusa and Williams have agreed that they will be jointly and severally liable to us, for all claims of creditors to the extent that we fail to obtain executed waivers from such entities in order to protect the amounts held in trust, except as to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. However, we cannot assure you that the liquidator will not determine that he or she requires additional time to evaluate creditors’ claims (particularly if there is uncertainty over the validity or extent of the claims of any creditors). We also cannot assure you that a creditor or shareholder will not file a petition with the British Virgin Islands court which, if successful, may result in our liquidation being subject to the supervision of that court. Such events might delay distribution of some or all of our assets to our public shareholders.

If deemed to be insolvent, distributions made to public shareholders, or part of them, from our trust account may be subject to claw back in certain circumstances.

If we do not complete our initial business combination by January 24, 2014 (or April 24, 2014 if we take advantage of the full 90-day extension), and instead distribute the aggregate amount then on deposit in the trust account, pro rata to our public shareholders by way of redemption, it will be necessary for our directors to pass a board resolution approving the redemption of those ordinary shares and the payment of the proceeds to public shareholders. Such board resolutions are required to confirm that we satisfy the solvency test prescribed by the BVI Business Companies Act, 2004 of the British Virgin Islands (the “Companies Act”), (namely that our assets exceed our liabilities; and that we are able to pay our debts as they fall due). If, after the redemption proceeds are paid to public shareholders, it transpires that our financial position at the time was such that it did not satisfy the solvency test, the Companies Act provides a mechanism by which those proceeds could be recovered from public shareholders. However, the Companies Act also provides for circumstances where such proceeds could not be subject to claw back, namely where (a) the public shareholders received the proceeds in good faith and without knowledge of our failure to satisfy the solvency test; (b) a public shareholder altered its position in reliance of the validity of the payment of the proceeds; or (c) it would be unfair to require repayment of the proceeds in full or at all.

The grant of registration rights to our initial shareholders and holders of the insider warrants may make it more difficult to complete our initial business combination, and the future exercise of such rights may adversely affect the market price of our ordinary shares.

Pursuant to an agreement entered into concurrently with the issuance and sale of the securities in our IPO, our initial shareholders can demand that we register the founder shares, the insider warrants and the ordinary shares issuable upon exercise of the insider warrants and warrants that may be issued upon conversion of working capital loans. We will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our ordinary shares. In addition, the existence of the registration rights may make our initial business combination more costly or difficult to conclude. This is because the shareholders of the target business may increase the equity stake they seek in the combined entity or ask for more cash consideration to offset the negative impact on the market price of our ordinary shares that is expected when the securities owned by our initial shareholders are registered.

Because we have not selected a particular business or geographic focus or any specific target businesses with which to pursue our initial business combination, you will be unable to ascertain the merits or risks of any particular target business’ operations.

We may pursue acquisition opportunities in any industry or geographic region we choose, although we initially intend to focus our search for target businesses with operations primarily in Japan or that are operating outside of Japan but are Japanese owned.  Because we have not yet identified or approached any specific target business with respect to our initial business combination, there is no basis to evaluate the possible merits or risks of any particular target business’s operations, results of operations, cash flows, liquidity, financial condition or prospects. To the extent we consummate our initial business combination, we may be affected by numerous risks inherent in the business operations with which we combine. For example, if we combine with a financially unstable business or an entity lacking an established record of sales or earnings, we may be affected by the risks inherent in the business and operations of a financially unstable or a development stage entity. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we may not properly ascertain or assess all of the significant risk factors or that we will have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business. An investment in our units may not ultimately prove to be more favorable to investors than a direct investment, if such opportunity were available, in an acquisition target.

We may seek investment opportunities outside of our management’s area of expertise and our management may not be able to adequately ascertain or assess all significant risks associated with the target company.

There is no limitation on the geography, industry or business sector we may consider when contemplating our initial business combination. We may therefore be presented with a business combination candidate in an industry unfamiliar to our management team, but determine that such candidate offers an attractive investment opportunity for our company. In the event we elect to pursue an investment outside of our management’s expertise, our management’s experience may not be directly applicable to the target business or their evaluation of its operations.

Although we identified general criteria and guidelines that we believe are important in evaluating prospective target businesses, we may enter into our initial business combination with a target that does not meet such criteria and guidelines, and as a result, the target business with which we enter into our initial business combination may not have attributes entirely consistent with our general criteria and guidelines.

Although we have identified specific criteria and guidelines for evaluating prospective target businesses, it is possible that a target business with which we enter into our initial business combination will not have all of these positive attributes. If we consummate our initial business combination with a target that does not meet some or all of these guidelines, such combination may not be as successful as a combination with a business that does meet all of our general criteria and guidelines. In addition, if we announce our initial business combination with a target that does not meet our general criteria and guidelines, a greater number of shareholders may exercise their redemption rights, which may make it difficult for us to meet any closing condition with a target business that requires us to have a minimum net worth or a certain amount of cash. In addition, if we are no longer an FPI and shareholder approval of the transaction is required by law, the NASDAQ Capital Market or we decide to obtain shareholder approval for business reasons, it may be more difficult for us to attain shareholder approval of our initial business combination if the target business does not meet our general criteria and guidelines.

We are only required to obtain an opinion from an independent investment banking firm in certain situations, and consequently, an independent source may not confirm that the price we are paying for the business is fair to our shareholders from a financial point of view.

Unless we consummate our initial business combination with an affiliated entity or we partner, submit joint bids or enter into any similar transaction with our initial shareholders, or an affiliate of our initial shareholders, in the pursuit of an initial business combination, we are not required to obtain an opinion from an independent investment banking firm that the price we are paying is fair to our shareholders from a financial point of view. If no opinion is obtained, our shareholders will be relying on the judgment of our board of directors, who will determine fair market value and/or total enterprise value according to reasonably accepted valuation standards and methodologies. Such standards and methodologies used will be disclosed in our tender offer documents or proxy solicitation materials, as applicable, related to our initial business combination.  Our board of directors may not accurately gauge the fairness of the price we are paying to a potential target business.

We may issue additional equity or debt securities, which would dilute the interest of our shareholders and likely cause a change of control of our ownership.

Our memorandum and articles of association authorize the issuance of an unlimited amount of both ordinary shares of no par value and preferred shares of no par value. We may issue a substantial number of additional ordinary or preferred shares to complete our initial business combination or after consummation of our initial business combination. The issuance of additional ordinary or preferred shares:

●	may significantly dilute the equity interest of current investors;

●	may subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded our ordinary shares;

●
could cause a change in control if a substantial number of ordinary shares is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

●	may adversely affect prevailing market prices for our units, ordinary shares and/or warrants.

Similarly, if we issue debt securities, it could result in:

●	default and foreclosure on our assets if our operating revenues after a business combination are insufficient to repay our debt obligations;

●
acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; and

●	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding.

Notwithstanding the foregoing, prior to the consummation of our initial business combination, we may not issue any ordinary shares or any securities convertible into ordinary shares or any securities which participate in or are otherwise entitled in any manner to any of the proceeds in the trust account.

Resources could be wasted in researching acquisitions that are not consummated, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

We anticipate that the investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If we decide not to complete a specific initial business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if we reach an agreement relating to a specific target business, we may fail to consummate our initial business combination for any number of reasons including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in Item 10.E of this Form 20-F under the section captioned “United States Federal Income Taxation — General”) of our ordinary shares or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Our PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. In addition, we may not provide timely financial information that would be required for U.S. investors to make a potentially favorable “qualified electing fund” election, and such election would be unavailable with respect to our warrants in all cases. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of Item 10.E of this Form 20-F captioned “United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.”

An investor may be subject to adverse U.S. federal income tax consequences in the event the Internal Revenue Service were to disagree with the U.S. federal income tax consequences described herein.

As described in the section of Item 10.E of this Form 20-F captioned “United States Federal Income Taxation — General,” we have not sought a ruling from the IRS as to any U.S. federal income tax consequences described herein. The IRS may disagree with the descriptions of U.S. federal income tax consequences contained herein, and its determination may be upheld by a court. Any such determination could subject an investor or our company to adverse U.S. federal income tax consequences that would be different than those described herein. Accordingly, each prospective investor is urged to consult a tax advisor with respect to the specific tax consequences of the acquisition, ownership and disposition of our ordinary shares, warrants and units, including the applicability and effect of state, local or non-U.S. tax laws, as well as U.S. federal tax laws.

If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

If you are a U.S. holder, you will be taxed on the U.S. dollar value of your dividends, if any, at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, and the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you will be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

After our initial business combination, it is likely that a majority of our directors and officers will live outside the United States and a majority of our assets will be located outside the United States; therefore investors may not be able to enforce federal securities laws or their other legal rights.

It is likely that after our initial business combination, a majority of our directors and officers will reside outside of the United States and a majority of our assets will be located outside of the United States. As a result, it may be difficult, or in some cases not possible, for investors in the United States to enforce their legal rights, to effect service of process upon all of our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties on our directors and officers under United States laws.

We are dependent upon our officers and directors and their loss could adversely affect our ability to operate.

Our operations are dependent upon a relatively small group of individuals and, in particular, our officers and directors. We believe that our success depends on the continued service of our officers and directors, at least until we have consummated our initial business combination. However, our officers and directors are not required to commit any specified amount of time to our affairs and, accordingly, will have conflicts of interest in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence. Additionally, certain of our officers and directors engage in consulting and advisory activities. All of the above could cause our officers and directors to not spend the requisite time pursuing our potential targets for our initial business combination. Furthermore, we do not have an employment agreement with, or key-man insurance on the life of, any of our directors or officers. The unexpected loss of the services of one or more of our directors or officers, or their spending less time than anticipated on our activities, could have a detrimental effect on us and our ability to consummate our initial business combination.

Our ability to successfully effect our initial business combination and to be successful thereafter will be largely dependent upon the efforts of our key personnel, some of whom may join us following our initial business combination. The loss of key personnel could negatively impact the operations and profitability of our post-combination business.

Our ability to successfully effect our initial business combination is dependent upon the efforts of our key personnel. The role of our key personnel in the target business, however, cannot presently be ascertained. Although some of our key personnel may remain with the target business in senior management or advisory positions following our initial business combination, it is likely that some or all of the management of the target business will remain in place. While we intend to closely scrutinize any individuals we engage after our initial business combination, our assessment of these individuals may not prove to be correct. These individuals may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause us to have to expend time and resources helping them become familiar with such requirements.

Our key personnel may negotiate employment or consulting agreements with a target business in connection with a particular business combination. These agreements may provide for them to receive compensation following our initial business combination and as a result, may cause them to have conflicts of interest in determining whether a particular business combination is the most advantageous.

Our key personnel may be able to remain with the company after the consummation of our initial business combination only if they are able to negotiate employment or consulting agreements in connection with the business combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to us after the consummation of the business combination. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business. However, we believe the ability of such individuals to remain with us after the consummation of our initial business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination. There is no certainty, however, that any of our key personnel will remain with us after the consummation of our initial business combination. Our key personnel may not remain in senior management or advisory positions with us. The determination as to whether any of our key personnel will remain with us will be made at the time of our initial business combination.

We may have a limited ability to assess the management of a prospective target business and, as a result, may effect our initial business combination with a target business whose management may not have the skills, qualifications or abilities to manage a public company.

When evaluating the desirability of effecting our initial business combination with a prospective target business, our ability to assess the target business’ management may be limited due to a lack of time, resources or information. Our assessment of the capabilities of the target’s management, therefore, may prove to be incorrect and such management may lack the skills, qualifications or abilities we suspected. Should the target’s management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of the post-combination business may be negatively impacted.

Certain of our officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

We intend to engage in the business of identifying and combining with one or more target businesses. Although our officers and directors have agreed not to participate in the formation of, or become an officer or director of, any other similarly structured blank check company focusing on consummating an initial business combination with a target business in Japan until we have entered into a definitive agreement regarding our initial business combination or we have failed to complete our initial business combination by January 24, 2014 (or April 24, 2014 if we take advantage of the full 90-day extension), they may in the future become affiliated with entities, including other “blank check” companies, engaged in business activities similar to those intended to be conducted by us. Additionally, our officers may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe certain fiduciary duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor, and as a result, a potential target business may be presented to another entity prior to its presentation to us.

We may engage in our initial business combination with one or more target businesses that have relationships with entities that may be affiliated with our executive officers, directors or initial shareholders which may raise potential conflicts of interest.

In light of the involvement of our initial shareholders, officers and directors with other entities, we may decide to acquire one or more businesses affiliated with our initial shareholders, officers or directors. Our directors also serve as officers and board members for other entities. Although we will not be specifically focusing on, or targeting, any transaction with any affiliated entities, we would pursue such a transaction if we determined that such affiliated entity met our criteria for our initial business combination as set forth in Item 4.B of this Form 20-F entitled “Effecting our initial business combination — Selection of a target business and structuring of our initial business combination” and such transaction was approved by a majority of our disinterested directors. Despite our agreement to obtain an opinion from an independent investment banking firm regarding the fairness to our shareholders from a financial point of view of a business combination with one or more target businesses affiliated with our executive officers, directors or initial shareholders, potential conflicts of interest still may exist and, as a result, the terms of the business combination may not be as advantageous to our public shareholders as they would be absent any conflicts of interest.

Our officers’ and directors’ personal and financial interests may influence their motivation in determining whether a particular target business is appropriate for a business combination.

All of our officers and directors own ordinary shares that were issued prior to our IPO and purchased insider warrants upon consummation of our IPO. Such individuals have waived their right to receive distributions from the trust account with respect to their founder shares if we are unable to consummate a business combination.  Accordingly, the founder shares acquired prior to our IPO, as well as the insider warrants, and any warrants purchased by our officers or directors in our IPO or in the aftermarket will be worthless if we do not consummate a business combination. The personal and financial interests of our directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. Consequently, our directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest.

We may only be able to complete one business combination with the proceeds of our IPO, which will cause us to be solely dependent on a single business which may have a limited number of products or services. This lack of diversification may negatively impact our operations and profitability.

We will use the net proceeds from our IPO to complete our initial business combination. We may effectuate our initial business combination with a single target business or multiple target businesses simultaneously. However, we may not be able to effectuate our initial business combination with more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. By consummating our initial business combination with only a single entity, our lack of diversification may subject us to numerous economic, competitive and regulatory developments. Further, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success may be:

●	solely dependent upon the performance of a single business, property or asset, or

●	dependent upon the development or market acceptance of a single or limited number of products, processes or services.

This lack of diversification may subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our initial business combination.

We may attempt to simultaneously consummate business combinations with multiple prospective targets, which may hinder our ability to consummate our initial business combination and give rise to increased costs and risks that could negatively impact our operations and profitability.

If we determine to simultaneously acquire several businesses that are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other business combinations, which may make it more difficult for us, and delay our ability, to complete our initial business combination. With multiple business combinations, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.

We may structure a business combination to acquire less than a majority of the equity interests of the target business.

We anticipate structuring our initial business combination to acquire 100% of the equity interest or assets of the target business or businesses. We may, however, structure our initial business combination to acquire less than 100% of such interests or assets of the target business. We may even structure a business combination to acquire less than a majority of the equity interests of the target, but we will only consummate such a business combination if we are not required to register as an “investment company” under the Investment Company Act.  If we own less than a majority of the equity interests of the target business, and the target business does not perform in accordance with our expectations, we may not be able to change the management of the target or take other measures to improve the performance of the target that would generally be available to a majority shareholder.

We may attempt to consummate our initial business combination with a private company about which little information is available, which may result in our initial business combination with a company that is not as profitable as we suspected, if at all.

In pursuing our acquisition strategy, we may seek to effectuate our initial business combination with a privately held company. By definition, very little public information exists about private companies, and we could be required to make our decision on whether to pursue a potential initial business combination on the basis of limited information, which may result in our initial business combination with a company that is not as profitable as we suspected, if at all.

Unlike many blank check companies, we do not have a specified maximum redemption threshold. The absence of such a redemption threshold will make it easier for us to consummate our initial business combination with which a substantial majority of our shareholders do not agree.

Since we have no specified percentage threshold for redemption contained in our memorandum and articles of association, our structure is different in this respect from the structure that has been used by many blank check companies. Many blank check companies would not be able to consummate an initial business combination if the holders of the company’s public shares voted against a proposed business combination and elected to redeem or convert more than a specified percentage of the shares sold in such company’s initial public offering, which percentage threshold has typically been between 19.99% and 39.99%. As a result, many blank check companies have been unable to complete business combinations because the amount of shares voted by their public shareholders electing conversion exceeded the maximum conversion threshold pursuant to which such company could proceed with our initial business combination. As a result, we may be able to consummate our initial business combination even though a substantial majority of our public shareholders do not agree with the transaction and have redeemed their shares or, if we are no longer an FPI and we seek shareholder approval of our initial business combination and do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, shareholders that would otherwise vote against the transaction may be able to enter into privately negotiated agreements to sell their shares to us or our initial shareholders, officers, directors, advisors or their affiliates. However, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. Furthermore, the redemption threshold may be further limited by the terms and conditions of our initial business combination. In such case, we would not proceed with the redemption of our public shares and the related business combination, and instead may search for an alternate business combination.

We have not registered the ordinary shares issuable upon exercise of the warrants under the Securities Act or states securities laws at this time, and such registration may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants and causing such warrants to expire worthless.

We have not registered the ordinary shares issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time. If the shares issuable upon exercise of the warrants are not registered under the Securities Act, we will be required to permit holders to exercise their warrants on a cashless basis under certain circumstances specified in the warrant agreement. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, unless an exemption is available. If the issuance of the shares upon exercise of the warrants is not so registered or qualified, such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

The exercise price for the public warrants is higher than in many similar blank check company offerings in the past, and, accordingly, the warrants are more likely to expire worthless.

The exercise price of the warrants is higher than is typical in many similar blank check companies. Historically, the exercise price of a warrant was generally less than the purchase price of the units in the initial public offering. The exercise price for our public warrants is $11.50 per share. As a result, the warrants are less likely to ever be in the money and more likely to expire worthless.

The provisions of our memorandum and articles of association that relate to us entering into a business combination may be amended with the affirmative vote of holders holding at least 65% of our outstanding shares that have voted on such amendment and are entitled to vote, which is a lower amendment threshold than that of many blank check companies. It may be easier for us, therefore, to amend our memorandum and articles of association to facilitate the consummation of an initial business combination that our shareholders may not support.

Many blank check companies have a provision in their charter which prohibits the amendment of certain of its provisions, including those which relate to a company’s pre-business combination activity, without approval by a certain percentage of the company’s shareholders. Typically, amendment of these provisions requires approval by between 90% and 100% of the company’s public shareholders. Our memorandum and articles of association provides that any of its provisions, including those related to pre-business combination activity, may be amended if approved by the affirmative vote of holders holding at least 65% (or 50% if approved in connection with our initial business combination) of our outstanding shares that have voted on such amendment and are entitled to vote. In addition, our memorandum and articles of association, excluding the provisions relating to shareholder’s rights or pre-business combination activity, may be amended with the approval of the directors. Our initial shareholders, who beneficially own 25% of our ordinary shares, will participate in any vote to amend our memorandum and articles of association and will have the discretion to vote in any manner they choose. As a result, we may be able to amend the provisions of our memorandum and articles of association which govern our pre-business combination behavior more easily that many blank check companies, and this may increase our ability to consummate an initial business combination with which our shareholders may not agree.

Our memorandum and articles of association (excluding provisions relating to shareholders’ rights or pre-business combination activity) may be unilaterally amended with the approval of directors and without shareholder consent.

Our memorandum and articles of association provides that any of its provisions, including those related to pre-business combination activity, may be amended if approved by the affirmative vote of holders holding at least 65% (or 50% if approved in connection with our initial business combination) of our outstanding shares that have voted on such amendment and are entitled to vote, unlike other blank check companies that typically require the approval of between 90% and 100% of their public shares.  Our initial shareholders, who beneficially own 25% of our ordinary shares, will participate in any vote to amend our memorandum and articles of association and will have the discretion to vote in any manner they choose.  In addition, our memorandum and articles of association also provide that certain provisions may be unilaterally amended with the approval of directors and without shareholder consent. The provisions which may be unilaterally amended in these circumstances are, in general, limited to non-material provisions unrelated to shareholders’ rights and our pre-business combination activity. Material provisions of our memorandum and articles of association which may be amended unilaterally by the directors without shareholder consent are limited to the making of amendments to our memorandum and articles of association in order to issue additional classes of shares which rank pari passu with the ordinary shares and amendments to our corporate governance as it relates to the board of directors (for instance relating to matters such as the size of the board of directors, the requirement for directors to retire by rotation, the requirement for a majority of uninterested directors to approve a related party transaction and the notice periods required to be given to directors in advance of board meetings).

Our memorandum and articles of association provide that prior to our initial business combination, if we seek to amend any provisions of our memorandum and articles of association relating to shareholders’ rights or pre-business combination activity not in conjunction with the consummation of our business combination which is approved by shareholders in accordance with the above, we will offer to redeem the shares of any dissenting shareholders, through a tender offer. Holders will have at least 20 days to determine whether to redeem their shares.  Our initial shareholders, officers and directors have agreed to waive any redemption rights with respect to any founder shares and any public shares they may hold in connection with any vote to amend our memorandum and articles of association prior to our initial business combination.

Notwithstanding our ability to amend the memorandum and articles of association as described above, our obligation to redeem the public shares upon our failure to complete an initial business combination within the allotted time may not be modified. We and our directors and officers have also agreed not to propose any amendment to our memorandum and articles of association that would affect the substance and timing of our obligation to redeem our public shares if we are unable to consummate our initial business combination within 15 months from the closing of our IPO except with respect to the 90-day extension that we may take advantage of as described elsewhere in this Form 20-F.

Our initial shareholders control a substantial interest in us and thus may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support.

Our initial shareholders own 25.0% of our issued and outstanding ordinary shares. Accordingly, they may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support, including amendments to our memorandum and articles of association. If our initial shareholders or members of our management team purchase any additional ordinary shares in the aftermarket of our IPO or in privately negotiated transactions, this would increase their control. Factors that would be considered in making such additional purchases would include consideration of the current trading price of our ordinary shares.

In addition, our board of directors, whose members were elected by our initial shareholder, is and will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. It is unlikely that there will be an annual meeting of shareholders to elect new directors prior to the consummation of our initial business combination, in which case all of the current directors will continue in office until at least the consummation of the business combination. If there is an annual meeting, as a consequence of our “staggered” board of directors, only a minority of the board of directors will be considered for election and our initial shareholder, because of their ownership position, will have considerable influence regarding the outcome. Accordingly, our initial shareholders will continue to exert control at least until the consummation of our initial business combination.

If we do not hold an annual meeting of shareholders until after the consummation of our initial business combination, shareholders will not be afforded an opportunity to elect directors and to discuss company affairs with management until such time.

Unless otherwise required by law, the NASDAQ Capital Market or we decide for other business reasons, we do not currently intend to hold an annual meeting of shareholders until after we consummate our initial business combination. If our shareholders want us to hold a meeting prior to the consummation of our initial business combination, they may do so by members holding not less than 30% of voting rights in respect of the matter for which the meeting is requested making a request in writing to the directors in accordance with Section 82 of the Companies Act. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 30%. Until we hold an annual meeting of shareholders, public shareholders may not be afforded the opportunity to elect directors and to discuss company affairs with management.

As an FPI, we are permitted to, and do, rely on exemptions from certain NASDAQ corporate governance standards and SEC rules and regulations applicable to U.S. issuers. This may afford less protection to holders of our securities.

As an FPI, we are permitted to, and do, follow home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules, which in general require listed companies to have, among other things, a majority independent board of directors, a nominating committee consisting solely of independent directors and establish a formal director nomination process. The corporate governance practice in our home country, the British Virgin Islands, does not require the implementation of a nominating committee or establishment of a formal director nomination process, the formation of an audit committee or if such a committee is formed that it have any specific composition, that a board of directors consist of a majority of independent directors or that independent directors be involved in the determination of executive compensation. We currently rely upon the relevant home country exemptions in lieu of the NASDAQ Marketplace Rules with respect to the nominating committee or nomination process, the majority independence of our board of directors, the number of independent directors on the audit committee and the involvement of independent directors in the determination of executive compensation.  As an FPI, we are also exempt from the requirement of domestic listed companies on the NASDAQ Capital Market to obtain shareholder approval in the event we seek to issue more than 20% of our outstanding shares in a transaction.  Accordingly, less protection may be accorded to our investors than investors in domestic companies listed on the NASDAQ Stock Market.

As an FPI, we will also be exempt from certain rules and regulations under the Exchange Act, including those rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies.

We may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of at least a majority of the then outstanding warrants.

Our warrants were issued in registered form under a warrant agreement between Continental Transfer & Stock Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of a majority of the then outstanding warrants (including the insider warrants) to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the warrants in a manner adverse to a holder if holders of a majority of the then outstanding warrants approve of such amendment. Our initial shareholders own approximately 47% of our outstanding warrants. Therefore, we need approval from only holders of approximately 3% of public warrants to amend the terms of the warrants. Although our ability to amend the terms of the warrants with the consent of a majority of the then outstanding warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of ordinary shares purchasable upon exercise of a warrant.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the ordinary shares equals or exceeds $17.50 per share for any 20 trading days within a 30 trading-day period ending on the third business day prior to proper notice of such redemption provided that on the date we give notice of redemption and during the entire period thereafter until the time we redeem the warrants, we have an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the warrants and a current prospectus in respect thereof is available. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you (1) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (2) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (3) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the insider warrants will be redeemable by us so long as they are held by our initial investors or their permitted transferees.

Our warrants and unit purchase option may have an adverse effect on the market price of our ordinary shares and make it more difficult to effectuate our initial business combination.

We issued warrants to purchase 4,200,000 ordinary shares (including the partial exercise the underwriters’ over-allotment option) as part of the units sold in our IPO and, simultaneously with our IPO, we issued in a private placement an aggregate of 3,600,000 insider warrants, each exercisable to purchase one ordinary share at $11.50 per share. In addition, if our officers and directors make any working capital loans, they may convert up to $500,000 of those loans into additional insider warrants at $0.75 per warrant. We also issued a unit purchase option to purchase 400,000 units to the underwriters (and/or their designees) which, if exercised, will result in the issuance of an additional 400,000 warrants. To the extent we issue ordinary shares to effectuate our initial business combination, the potential for the issuance of a substantial number of additional ordinary shares upon exercise of these warrants and unit purchase options could make us a less attractive acquisition vehicle to a target business. Such warrants and unit purchase options, when exercised, will increase the number of issued and outstanding ordinary shares and reduce the value of the ordinary shares issued to complete the business combination. Therefore, our warrants and unit purchase options may make it more difficult to effectuate our initial business combination or increase the cost of acquiring the target business.

Our securities may not continue to be listed on the NASDAQ Capital Market in the future, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our securities are listed on the NASDAQ Capital Market, a national securities exchange. However, we cannot assure you that our securities will continue to be listed on the NASDAQ Capital Market in the future. Additionally, in connection with our business combination, we believe the NASDAQ Capital Market will require us to file a new initial listing application and meet its initial listing requirements, as opposed to its more lenient continued listing requirements. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If the NASDAQ Capital Market delists our securities, we could face significant material adverse consequences, including:

●	limited availability of market quotations for our securities;

●	reduced liquidity with respect to our securities;

●
determination that our ordinary shares are a “penny stock”, which will require brokers trading in our ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market;

●	a limited amount of news and analyst coverage for our company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Because we must furnish our shareholders with target business financial statements, we may lose the ability to complete an otherwise advantageous initial business combination with some prospective target businesses.

The United States federal proxy rules require that a proxy statement with respect to a vote on a business combination meeting certain financial significance tests include historical and/or pro forma financial statement disclosure in periodic reports. We will include the same financial statement disclosure in connection with our tender offer documents, whether or not they are required under the tender offer rules. These financial statements must be prepared in accordance with, or be reconciled to, accounting principles generally accepted in the United States of America, or GAAP, and following a business combination will need to be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). These financial statement requirements may limit the pool of potential target businesses we may acquire because some targets may be unable to provide such statements in time for us to disclose such statements in accordance with federal proxy rules and consummate our initial business combination within our 18 month time frame.

We may lose our status as an FPI, which will make us subject to additional regulatory disclosures which may require substantial financial and management resources.

If we lose our status as an FPI, we will become subject to the following requirements, among others:

●	The filing of our quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	Preparing our financial statements in accordance with GAAP rather than the ability to use any of GAAP, the International Accounting Standards Board (IASB IFRS) or local GAAP;

●	Being subject to the U.S. proxy rules;

●
Being subject to Regulation FD which requires issuers to make public disclosures of any “material non-public information” that has been selectively disclosed to securities industry professionals (for example, analysts) or shareholders;

●
Being subject to the Sarbanes-Oxley Act. Although the Sarbanes-Oxley Act generally does not distinguish between domestic U.S. issuers and FPIs, the SEC has adopted a number of significant exemptions for the benefit of FPIs in the application of its rules adopted under the Sarbanes-Oxley Act. These exemptions cover areas such as: (1) audit committee independence; and (2) black-out trading restrictions (Regulation BTR); and

●	Being subject to a more detailed executive compensation disclosure.

We may be forced expend significant management and financial resources to meet our disclosure obligations to the extent we are required to comply with the foregoing requirements.

Compliance obligations under the Sarbanes-Oxley Act of 2002 may make it more difficult for us to effectuate our initial business combination, require substantial financial and management resources, and increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we evaluate and report on our system of internal controls beginning with our Annual Report for the fiscal year ending September 30, 2013. The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to all public companies because a target company with which we seek to complete our initial business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and as such, we are not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, we have reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and we are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.  Additionally, as an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  As such, our financial statements may not be comparable to companies that comply with public company effective dates.  We cannot predict if investors will find our ordinary shares less attractive because we may rely on these provisions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

We may re-incorporate in another jurisdiction in connection with our initial business combination, and the laws of such jurisdiction will likely govern all of our material agreements and we may not be able to enforce our legal rights.

In connection with our initial business combination, we may relocate the home jurisdiction of our business from the British Virgin Islands to another jurisdiction. If we determine to do this, the laws of such jurisdiction would likely govern all of our material agreements. We cannot assure you that the system of laws and the enforcement of existing laws in such jurisdiction would be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Any such reincorporation and the international nature of our business will likely subject us to foreign regulation.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under British Virgin Islands law.

We are a company incorporated under the laws of the British Virgin Islands. As a result, it may be difficult for investors to enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the British Virgin Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the Companies Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived from English common law, and while the decisions of the English courts are of persuasive authority, they are not binding on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, while statutory provisions do exist in British Virgin Islands law for derivative actions to be brought in certain circumstances, shareholders in British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred.

The British Virgin Islands courts are also unlikely:

●	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; or

●	to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

●
the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

●	the U.S. judgment is final and for a liquidated sum;

●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

●	in obtaining the judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

●	recognition or enforcement of the judgment would not be contrary to public policy in the British Virgin Islands; and

●	the proceedings pursuant to which the judgment was obtained were not contrary to natural justice.

In appropriate circumstances, a British Virgin Islands court may give effect in the British Virgin Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company. For a discussion of certain differences between the provisions of the British Virgin Islands Business Companies Act, remedies available to shareholders and the laws applicable to companies incorporated in the United States and their shareholders, see the section of Item 10.B of this Form 20-F captioned “British Virgin Islands Company Considerations.”

Our memorandum and articles of association permit the board of directors to create additional classes of securities, including shares with rights, preferences, designations and limitations as they determine which may have an anti-takeover effect.

Our memorandum and articles of association permits the board of directors to designate rights, preferences, designations and limitations attaching to the preferred shares as they determine in their discretion, without shareholder approval with respect to the terms or the issuance. If issued, the rights, preferences, designations and limitations of the preferred shares would be set by the board of directors and could operate to the disadvantage of the outstanding ordinary shares. Such terms could include, among others, preferences as to dividends and distributions on liquidation, or could be used to prevent possible corporate takeovers. We may issue some or all of such preferred shares in connection with our initial business combination. Notwithstanding the foregoing, any such issuance should not affect the redemption or liquidation rights of our ordinary shareholders.

If we deviate in our actions from the disclosure contained in our IPO prospectus, investors may not ultimately receive the same benefits from the IPO that they originally anticipated receiving.

Following completion of their initial public offerings, some similarly structured blank check companies have deviated from the disclosure contained in their initial public offering prospectuses in order to consummate their initial business combinations, such as changing minimum transaction value or conversion threshold requirements, paying premiums in open market purchases or by modifying their charters and governing instruments. While we do not anticipate deviating from the disclosure contained in our IPO prospectus, we may do so. Consequently, investors may not receive the same benefits from our IPO that they originally anticipated receiving. In such a situation, it is possible that each investor who purchased units in our IPO and still held such units upon learning of our deviation from the disclosure contained in the prospectus could seek rescission of the purchase of the units he acquired in the offering (under which a successful claimant has the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or bring an action for damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security).

Risks Related to Target Businesses with Principal Operations in Japan

While our efforts to identify a prospective target business will not necessarily be limited to a particular industry or geographic region, we intend to initially focus our search for target businesses on those with principal operations in Japan or that are operating outside of Japan but are Japanese owned.  Business combinations with companies with operations in Japan entail special considerations and risks. If we are successful in completing a business combination with a target business with operations in Japan, we will be subject to, and possibly affected by, the risks set forth below. However, our efforts in identifying prospective target businesses will not be limited to a particular geographic location. Accordingly, if we acquire a target business in another geographic location, these risks will likely not affect us and we will be subject to other risks attendant with the specific location in which the target business we acquire operates, none of which can be presently ascertained.

The earthquake and resulting tsunami and nuclear power plant crisis that struck Japan in March 2011 could negatively impact potential target businesses.

The March 2011 earthquake in Japan and resulting tsunami have caused several nuclear power plants located in Japan to fail and emit radiation and possibly could result in meltdowns that could have catastrophic effects. Although the full effect of these disasters, both on the Japanese and global economies, is not currently known, a number of companies may be negatively impacted by such events.  This could limit the number of potential target businesses with which we may seek to complete an initial business combination.

If economic conditions throughout the world do not improve, it may impede our ability to establish our operations and implement our growth successfully following consummation of a business combination.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. Additionally, there is continued economic turmoil in the Asia Pacific region, especially in Japan and China.  As a result, if economic conditions do not improve, it may negatively impact any target business with which we seek to consummate an initial business combination.

If we consummate a business combination with a Japanese subsidiary, our operating company in Japan may be subject to restrictions on dividend payments and we may be subject to Japanese withholding taxes in respect of dividends we may receive.

If we consummate a business combination with a Japanese subsidiary that is a Stock Company in Japan, we will rely on dividends and other distributions from our operating company to provide us with cash flow and to meet our other obligations.  Current regulations in Japan would permit an operating company in Japan to pay dividends to us only out of its accumulated distributable profits that are determined in accordance with regulations under the Corporate Accounting Rules and Companies Act of Japan.  However, an operating company is restricted from paying dividends if its net assets are less than 3,000,000 yen.  In addition, an operating company in Japan will be required to set aside in its legal reserves an amount equal to at least one-tenth of any dividend payments up to an aggregate amount equal to one-fourth of its stated capital.

Additionally, in accordance with the Income Tax Act of Japan, dividends payable by a Japanese corporation to its foreign investors that are non-resident enterprises will generally be subject to a 20% withholding tax (the applicable reduced rate if shares issued by a Japanese corporation are traded on the listed market) which will be further increased due to the special reconstruction income tax on or after January 1, 2013 if such foreign investors do not have any permanent establishment within Japan, to the extent that the dividends are Japan-sourced income, unless such foreign investor’s jurisdiction of incorporation has a tax treaty with Japan that provides for a different withholding arrangement. There is presently no tax treaty between Japan and the British Virgin Islands, where our company was incorporated. As a result, following a business combination, any of our subsidiaries operating in Japan will be required to deduct Japanese withholding tax from dividends distributed to us as the parent entity, meaning that we would have less funds to use in connection with our operations as the parent entity or for distribution to our shareholders.

Recent regulations have increased the corporate tax rate in Japan and any increases in the future could impact our financial condition and results of operation following a business combination.

To secure funds to support recovery programs for the Great East Japan Earthquake in 2011, the Japanese government has enacted the Act on Special Measures for Securing Financial Resources Necessary to Implement Measures for Reconstruction Following the Great East Japan Earthquake and has introduced a special reconstruction corporation tax and special reconstruction income tax. A surtax of 10% of the national corporation tax liability has been added for three fiscal years from April 1, 2012 to March 31, 2015. A surtax of 2.1% of the national income tax liability has been added for 25 years from January 1, 2013 to December 31, 2037. If we consummate a business combination with a Japanese subsidiary, any increase in our Japanese subsidiary’s tax rate could impact our financial condition and the results of our operations.

ITEM 4.	INFORMATION ON THE COMPANY.

A.  History and Development of Our Company

We are a British Virgin Islands blank check company organized on February 8, 2012 as a business company with limited liability under the name Collabrium Japan Acquisition Corporation. Our executive offices are located at c/o Collabrium Advisors LLP, 16 Old Bond Street, London W1S 4PS. Our telephone number there is 44-20-7408-4710. We also have offices located at c/o Eureka Company Limited, 6-7-14-202, Akasaka, Minato-ku, Tokyo, 107-0052, Japan.  Our agent for service of process in the United States is Graubard Miller, our U.S. counsel, located at 405 Lexington Avenue, New York, New York 10174.

Prior to our initial public offering, we had issued and outstanding a total of 1,533,333 ordinary shares held by Andrew Williams, Koji Fusa, Hiroshi Tamanda and Timothy Duffy (collectively, our “initial shareholders”). On October 24, 2012, we consummated the initial public offering (“IPO”) of 4,000,000 of our units (“Units”).   Each Unit consists of one ordinary share, no par value per share (“Ordinary Share”), and one Warrant (“Warrant”), to purchase one Ordinary Share at an exercise price of $11.50 per share.  The Units were sold at an offering price of $10.00 per Unit. Simultaneously with the consummation of the IPO, we consummated the private placement (“Private Placement”) of 3,600,000 warrants (“private placement warrants”) at a price of $0.75 per Private Placement Warrant, generating total proceeds of $2,700,000. An audited balance sheet as of October 24, 2012 reflecting receipt of the proceeds received by the Company in connection with the consummation of the IPO and the Private Placement was issued by us and included as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K filed on October 30, 2012.

On November 29, 2012, we consummated the closing of the sale of 200,000 Units which were sold subject to the underwriter’s over-allotment option. As a result, our initial shareholders forfeited an aggregate of 133,333 ordinary shares issued to them prior to the IPO. The 4,200,000 Units sold in the IPO, including the 200,000 Units sold subject to the over-allotment option, were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $42,000,000.  Of the gross proceeds of the IPO and Private Placement, $43,370,000 (or approximately $10.33 per share) was placed in trust.

We are an emerging growth company as defined in the JOBS Act and will remain such for up to five years. However, if our non-convertible debt issued within a three year period or our total revenues exceed $1 billion or the market value of our ordinary shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we have elected, under Section 107(b) of the JOBS Act, to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards.

As described in greater detail below, we were organized for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or any other similar business combination with, one or more businesses or entities.  Our efforts to identify a prospective target business will not be limited to a particular industry or geographic location.  However, we intend to focus on target businesses that either have their primary operations located in Japan or that are operating outside of Japan but are Japanese owned.

If we are unable to consummate our initial business combination by January 24, 2014, (or by April 24, 2014 if we take advantage of the full 90-day extension), we will, as promptly as reasonably possible but no more than ten business days thereafter, distribute the aggregate amount then on deposit in the trust account, pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs. This redemption of public shareholders from the trust account shall be done automatically by function of our memorandum and articles of association and prior to any voluntary winding up. For more information on the effect of failing to complete an initial business combination within the required timeframe, see Item 4.B below under the heading “Effecting Our Initial Business Combination — Redemption of public shares and subsequent voluntary liquidation if no initial business combination.”

B. Business Overview

We are not presently engaged in, and we will not engage in, any substantive commercial business until we consummate a business combination.  We intend to utilize our cash, including the funds held in the trust fund, capital stock, debt or a combination of the foregoing in effecting a business combination.

We intend to focus on target businesses that either have their primary operations located in Japan or that are operating outside of Japan but are Japanese owned. We believe Japan represents an attractive geographic area to search for target businesses for the following reasons:

●	low competition for private equity deals due to several large private equity groups performing negatively;

●
attractive valuations with half of the Tokyo Stock Price Index (TOPIX) trading at or below 5 times earnings before interest, taxes, depreciation and amortization; and growth rates are expected to be higher in Japan than other developed markets due to the necessary expansion following the earthquake that took place in Japan in March 2011.

However, we are not limited to these types of companies. We have not established specific criteria that would trigger our consideration of businesses outside of these criteria. We have not determined a time frame, monetary amount or any other factor that would trigger our search of a target business outside of these criteria. We may focus on other geographic regions if we believe that those regions are better able to provide attractive financial returns or if an opportunity outside of Japan was brought to our attention at any time we are in search of a target business. Our current status as an FPI will not preclude us from pursuing an attractive business combination target in the United States, although we do not currently intend to search for, or consummate an initial business combination with, a target business in the United States.

Our management team is led by Andrew Williams, our Chairman of the Board, and Koji Fusa, our Chief Executive Officer. We will seek to capitalize on the strength of our management team. They have experience with mergers and acquisitions, including business, financial, legal and accounting analysis, negotiations, structuring and execution. We believe our management team’s contacts and sources, ranging from private and public company contacts, private equity groups, investment bankers, attorneys, accountants and business brokers, as well as former government officials, will allow us to identify attractive target businesses, though we cannot guarantee that such a network will enable us to find a suitable target business by January 24, 2014 (or April 24, 2014 if we take advantage of the full 90-day extension) or to consummate a successful initial business combination.

Over the course of their careers, the members of our management team have developed a broad international network of contacts and corporate relationships that we believe will serve as a useful source of investment opportunities. This network has been developed through our management team’s:

●	experience in sourcing, acquiring, operating, financing and selling businesses;

●	reputation for integrity and fair dealing with sellers, capital providers and target management teams;

●	significant experience as advisors on transactions;

●	experience in executing transactions under varying economic and financial market conditions; and

●	experience in operating in developing environments around the world.

Competitive Advantages

We believe the experience and contacts of our directors and officers will give us an advantage in sourcing, structuring and consummating a business combination. However, despite the competitive advantages we believe we enjoy, we remain subject to significant competition with respect to identifying and executing a business combination.

Established Deal Sourcing Network

We believe that the network of contacts, investment track record and relationships of our management team will provide us with an important source of investment opportunities and deal-flow. In addition, we anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment market participants, private equity groups, investment banking firms, consultants, accounting firms and large business enterprises. In evaluating a prospective target business, we expect to conduct a thorough due diligence review which will encompass, among other things, meetings with incumbent management and employees, document reviews, inspection of facilities, as well as a review of financial and other information which will be made available to us.

For more information regarding our executive officers and directors, please refer to the more detailed disclosure set forth under Item 6.A “Directors and Senior Management” below.

Status As A Public Company

We believe our structure will make us an attractive business combination partner to potential target businesses. As an existing public company, we will offer a target business an alternative to the traditional initial public offering through a merger or other business combination. In this situation, the owners of the target business would exchange their shares in the target business for our ordinary shares. We believe target businesses will find this path to be less expensive, and offer greater certainty of becoming a public company than the typical initial public offering process. In an initial public offering, there are typically expenses incurred in marketing, roadshow and public reporting efforts that will likely not be present to the same extent in connection with a business combination with us. Furthermore, once a proposed business combination is approved by our shareholders and the transaction is consummated, the target business will have effectively become public, whereas an initial public offering is always subject to the underwriters’ ability to complete the offering, as well as general market conditions that could prevent the offering from occurring. Once public, we believe the target business would have greater access to capital and additional means of creating management incentives that are better aligned with shareholders’ interests than it would as a private company. It can offer further benefits by augmenting a company’s profile among potential new customers and vendors and aid in attracting talented employees.

Strong Financial Position and Flexibility

With a trust account initially in the amount of $43,370,000, including the deferred corporate finance fee payable to The PrinceRidge Group LLC, and a public market for our ordinary shares, we offer a target business a variety of options to facilitate a business combination and fund growth and expansion of business operations. Because we are able to consummate a business combination using the cash proceeds of our IPO, our shares, debt or a combination of the foregoing, we have the flexibility to use an efficient structure allowing us to tailor the consideration to be paid to the target business to address the needs of the parties. However, if our business combination requires us to use substantially all of our cash to pay the purchase price, we may need to arrange third party financing to help fund our business combination. Since we have no specific business combination under consideration, we have not taken any steps to secure third party financing. Accordingly, our flexibility in structuring a business combination will be subject to these contingencies.

Effecting our initial business combination

General

We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time. We intend to effectuate our initial business combination using cash from the proceeds of our IPO and the private placement of the insider warrants, our shares, debt or a combination of these as the consideration to be paid in our initial business combination. We may seek to consummate our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, which would subject us to the numerous risks inherent in such companies and businesses, although we will not be permitted to effectuate our initial business combination with another blank check company or a similar company with nominal operations.

If our initial business combination is paid for using shares or debt securities, or not all of the funds released from the trust account are used for payment of the purchase price in connection with our business combination or used for redemptions of purchases of our ordinary shares, we may apply the cash released to us from the trust account that is not applied to the purchase price for general corporate purposes, including for maintenance or expansion of operations of acquired businesses, the payment of principal or interest due on indebtedness incurred in consummating our initial business combination, to fund the purchase of other companies or for working capital.

We may seek to raise additional funds through a private offering of debt or equity securities in connection with the consummation of our initial business combination, and we may effectuate an initial business combination using the proceeds of such offering rather than using the amounts held in the trust account. Subject to compliance with applicable securities laws, we would consummate such financing only simultaneously with the consummation of our initial business combination. In the case of an initial business combination funded with assets other than the trust account assets, our tender offer documents or proxy materials disclosing the business combination would disclose the terms of the financing and, only if required either by law or the NASDAQ Capital Market, we would seek shareholder approval of such financing. There are no prohibitions on our ability to raise funds privately or through loans in connection with our initial business combination. At this time, we are not a party to any arrangement or understanding with any third party with respect to raising any additional funds through the sale of securities or otherwise.

Sources of target businesses

We anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and other members of the financial community. Target businesses may be brought to our attention by such unaffiliated sources as a result of being solicited by us through calls or mailings. These sources may also introduce us to target businesses in which they think we may be interested on an unsolicited basis, since many of these sources will have read our IPO prospectus and periodic reports and know what types of businesses we are targeting. Our officers and directors, as well as their affiliates, may also bring to our attention target business candidates that they become aware of through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. In addition, we expect to receive a number of proprietary deal flow opportunities that would not otherwise necessarily be available to us as a result of the track record and business relationships of our officers and directors. While we do not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on any formal basis, we may engage these firms or other individuals in the future, in which event we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction. We will engage a finder only to the extent our management determines that the use of a finder may bring opportunities to us that may not otherwise be available to us or if finders approach us on an unsolicited basis with a potential transaction that our management determines is in our best interest to pursue. Payment of finder’s fees is customarily tied to completion of a transaction, in which case any such fee will be paid out of the funds held in the trust account. Although some of our officers and directors may enter into employment or consulting agreements with the acquired business following our initial business combination, the presence or absence of any such arrangements will not be used as a criterion in our selection process of an acquisition candidate.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our initial shareholders, officers or directors. Additionally, we are not prohibited from partnering, submitting joint bids, or entering into any similar transaction with our initial shareholder, or an affiliate of our initial shareholders, in the pursuit of an initial business combination. In the event we seek to complete an initial business combination in such an event, we would obtain the approval of a majority of our disinterested directors and an opinion from an independent investment banking firm reasonably acceptable to The PrinceRidge Group LLC that such an initial business combination is fair to our unaffiliated shareholders from a financial point of view. Generally, such opinion is rendered to a company’s board of directors and investment banking firms may take the view that shareholders may not rely on the opinion. Such view will not impact our decision on which investment banking firm to hire.

Selection of a target business and structuring of our initial business combination

Subject to the requirement that our initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the sum of the balance in the trust account (less any deferred corporate finance fees payable to The PrinceRidge Group LLC and taxes payable on interest earned) at the time of our signing a definitive agreement in connection with our initial business combination, our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business or industry. There is no basis for our investors to evaluate the possible merits or risks of any target business with which we may ultimately complete our initial business combination. To the extent we effect our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, we may be affected by numerous risks inherent in such company or business. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all significant risk factors.

Our management team will focus on creating shareholder value by leveraging its experience in the management, operation and finance of businesses to improve the efficiency of operations and implement strategies to grow revenue (either organically or through acquisitions) of an acquired target business. Consistent with this strategy, we have identified the following general criteria and guidelines we believe are important in evaluating prospective target businesses. We will use these criteria and guidelines in evaluating target businesses, but we may decide to enter into our initial business combination with a target business that does not meet any or all of these criteria and guidelines.

●
Established Companies with Proven Track Records. We intend to seek to acquire established companies with sound historical financial performance. We anticipate focusing on companies with a history of strong operating and financial results and strong fundamentals. We do not currently intend to acquire start-up companies or companies with recurring negative free cash flow.

●
Companies with, or with the Potential for, Strong Free Cash Flow Generation. We intend to seek to acquire one or more businesses that already have generated, or have the potential to generate, strong, stable and increasing free cash flow. We intend to focus on one or more businesses that have predictable revenue streams.

●
Strong Competitive Industry Position. We intend to focus on targets that have a leading, growing or niche market position in their industry. We will analyze the strengths and weaknesses of target businesses relative to their competitors. We intend to seek to acquire a business that demonstrates advantages when compared to their competitors, which may help to protect their market position and profitability.

●
Experienced Management Team. We intend to seek to acquire one or more businesses with a strong, experienced management team that provides a platform for us to further develop the acquired business’ management capabilities. We intend to seek to partner with a potential target’s management team and expect that the operating and financial abilities of our management team will complement their own capabilities.

●
Business with Revenue and Earnings Growth or Potential for Revenue and Earnings Growth. We intend to seek to acquire one or more businesses that have achieved, or have the potential for, significant revenue and earnings growth through a combination of brand and new product development, increased production capacity, expense reduction, synergistic follow-on acquisitions and increased operating leverage.

●
Diversified Customer and Supplier Base. We intend to seek to acquire businesses that have a diversified customer and supplier base. We believe that companies with a diversified customer and supplier base are generally better able to endure economic downturns, industry consolidation, changing business preferences and other factors that may negatively impact their customers, suppliers and competitors.

●
Benefit from Being a Public Company. We intend to seek to acquire a company that will benefit from being publicly traded and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management may deem relevant.

In evaluating a prospective target business, we expect to conduct an extensive due diligence review which will encompass, among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspection of facilities, as well as review of financial and other information which will be made available to us.

The time required to select and evaluate a target business and to structure and complete our initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which a business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination.

Fair Market Value of Target Business

Pursuant to the Nasdaq Capital Markets listing rules, the target business or businesses that we acquire must collectively have a fair market value equal to at least 80% of the balance of the funds in the trust account less the deferred corporate finance fee and amounts required for any taxes due at the time of the execution of a definitive agreement for our initial business combination, although we may acquire a target business whose fair market value significantly exceeds 80% of the trust account balance. We anticipate structuring our initial business combination to acquire 100% of the equity interest or assets of the target business or businesses. We may, however, structure our initial business combination to acquire less than 100% of such interests or assets of the target business, but we will only consummate such business combination (i) if we (or any entity that is a successor to us in an initial business combination) will become the majority shareholder of the target or (ii) in the event we will become less than a majority shareholder, if we are not required to register as an “investment company” under the Investment Company Act. If we acquire less than 100% of the equity interest or assets in a target business or businesses, the portion of such business that we acquire must have a fair market value equal to at least 80% of the trust account balance less the deferred corporate finance fee and amounts required for any taxes due. In order to consummate such an acquisition, we may issue a significant amount of our debt or equity securities to the sellers of such businesses and/or seek to raise additional funds through a private offering of debt or equity securities. Since we have no specific business combination under consideration, we have not entered into any such fund raising arrangement and have no current intention of doing so. The fair market value of the target will be determined by our board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). If our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent investment banking firm, or another independent entity reasonably acceptable to The PrinceRidge Group LLC with respect to the satisfaction of such criteria. We will not be required to obtain an opinion from an independent investment banking firm, or another independent entity, as to the fair market value if our board of directors independently determines that the target business complies with the 80% threshold.

Lack of business diversification

Our business combination must be with a target business or businesses that collectively satisfy the minimum valuation standard at the time of executing the definitive agreement for such business combination, as discussed above, although this process may entail simultaneous acquisitions of several businesses at the same time. Therefore, at least initially, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By consummating our initial business combination with only a single entity, our lack of diversification may:

●
subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial business combination, and

●	cause us to depend on the marketing and sale of a single product or limited number of products or services.

If we determine to simultaneously acquire several businesses and such businesses are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other acquisitions, which may make it more difficult for us, and delay our ability, to complete the business combination. With multiple acquisitions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business.

Limited ability to evaluate the target’s management team

Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting our initial business combination with that business, our assessment of the target business’ management may not prove to be correct. The future role of members of our management team, if any, in the target business cannot presently be stated with any certainty. Consequently, members of our management team may not become a part of the target’s management team, and the future management may not have the necessary skills, qualifications or abilities to manage a public company. Further, it is also not certain whether one or more of our directors will remain associated in some capacity with us following our initial business combination. Moreover, members of our management team may not have significant experience or knowledge relating to the operations of the particular target business. Our key personnel may not remain in senior management or advisory positions with the combined company. The determination as to whether any of our key personnel will remain with the combined company will be made at the time of our initial business combination.

Following our initial business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We may not have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Shareholders may not have the ability to approve our initial business combination

We intend to conduct redemptions without a shareholder vote pursuant to the tender offer rules of the SEC. Therefore we do not intend to seek shareholder approval before we effect our initial business combination as not all business combinations require shareholder approval under applicable corporate law. However, if we decide to seek shareholder approval in respect of the consummation of our initial business combination, such approval may be by a majority vote of shareholders who, being so entitled, attend and vote at a meeting for such purpose. Our initial shareholders (who own 25% of our outstanding ordinary shares), officers, directors and affiliates who are entitled to vote will vote their ordinary shares in favor of our initial business combination at any shareholder meeting to approve such a transaction. In addition, to the extent we enter into any privately negotiated transactions to purchase shares held by the public, we may be in a position to vote to approve an initial business combination even if a substantial majority of public shareholders vote against such transaction.

Regardless of whether we are required by law or the NASDAQ Capital Market, or we decide to seek shareholder approval for business reasons, so long as we maintain our status as an FPI and are required to comply with the FPI rules, we will conduct the redemptions pursuant to the tender offer rules. If we are no longer an FPI (and no longer required to comply with the FPI rules) and we are required by law or the NASDAQ Capital Market to seek shareholder approval, or we decide to seek shareholder approval for other business reasons, we will conduct the redemptions like other blank check companies in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules.

Presented in the table below is a graphic explanation of the types of initial business combinations we may consider and whether shareholder approval would be required under the Companies Act for each such transaction.

Type of Transaction	Whether Shareholder Approval is Required
Purchase of assets	No
Purchase of shares of target not involving a merger with the company	No
Merger of target with a subsidiary of the company	No
Merger of the company with a target	Yes

Permitted purchases of our securities

If we are no longer an FPI and seek shareholder approval of our business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, we may enter into privately negotiated transactions to purchase public shares following the consummation of the business combination from shareholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the trust account. In such a situation, our initial shareholders, directors, officers, advisors or their affiliates may also purchase shares in privately negotiated transactions either prior to or following the consummation of our initial business combination. Such a purchase would include a contractual acknowledgement that such shareholder would not exercise its redemption rights. In the event that we or our initial shareholders, directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. Neither we nor our initial shareholders, directors, officers or their affiliates will make any such purchases when we or they are in possession of any material nonpublic information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act.

The purpose of such purchases would be to (i) increase the likelihood of obtaining shareholder approval of the business combination because there would be fewer shares outstanding held by shareholders that might have had the intention of seeking redemption rights following such repurchases or (ii), where the purchases are made by our initial shareholders, directors, officers, advisors or their affiliates, to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of the business combination, where it appears that such requirement would otherwise not be met. This may result in the consummation of our initial business combination that may not otherwise have been possible.

As a consequence of any such purchases by us:

●	the funds in our trust account that are so used will not be available to us after the business combination;

●
the public “float” of our ordinary shares may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to obtain the quotation, listing or trading of our securities on a national securities exchange;

●
because the shareholders who sell their shares in a privately negotiated transaction or pursuant to market transactions as described above may receive a per share purchase price payable from the trust account that is not reduced by a pro rata share of the deferred corporate finance fee payable to The PrinceRidge Group LLC or taxes payable, our remaining shareholders may bear the entire payment of such deferred commissions and taxes payable. That is, if we are no longer an FPI and seek shareholder approval of our initial business combination, the redemption price per share payable to public shareholders who elect to have their shares redeemed will be reduced by a larger percentage of the taxes payable than it would have been in the absence of such privately negotiated or market transactions, and shareholders who do not elect to have their shares redeemed and remain our shareholders after the business combination will bear the economic burden of the deferred commissions and taxes payable because such amounts will be payable by us; and

●
the payment of any premium would result in a reduction in book value per share for the remaining shareholders compared to the value received by shareholders that have their shares purchased by us at a premium.

Our initial shareholders, officers, directors and/or their affiliates anticipate that they will identify the shareholders with whom they may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders following our mailing of proxy materials in connection with our initial business combination. To the extent that our initial shareholders, officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against the business combination. Pursuant to the terms of such arrangements, any shares so purchased by our initial shareholders, officers, advisors, directors and/or their affiliates would then revoke their election to redeem such shares. The terms of such purchases would operate to facilitate our ability to consummate a proposed business combination by potentially reducing the number of shares redeemed for cash.

Possible extension of time to complete an initial business combination

We have until January 24, 2014 to consummate our initial business combination. However, if we anticipate that we may not be able to consummate our initial business combination by such date, we may extend the period of time to consummate a business combination by up to an additional 90 days, or until April 24, 2014, by offering our public shareholders the right to have their shares redeemed for a pro rata portion of the amount then on deposit in the trust account; provided we will not go forward with any extension if it would result in us having less than $5,000,001 in net tangible assets. This extension is different than extensions given to other similarly structured blank check companies in that it is not automatic upon the happening of an event like the signing of a letter of intent or definitive agreement with a target business and is entirely within our discretion as to whether or not to take advantage of it and the extent of the extension that we take.

A shareholder’s election to have its shares redeemed in connection with the extension will only be honored if we go forward with the extension. Public shareholders who cause us to redeem their shares into their pro rata portion of the trust account will still have the right to exercise the warrants that they received as part of the units if they continue to hold such warrants.

Redemption rights for public shareholders upon consummation of our initial business combination or extension period

We will provide our shareholders with the opportunity to redeem their shares upon the consummation of our initial business combination or upon us taking advantage of the 90-day extension described above at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest but net of taxes payable, divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the trust account is initially anticipated to be approximately $10.33 per share, which includes the deferred corporate finance fee payable to The PrinceRidge Group LLC only upon completion of our initial business combination. There will be no redemption rights upon the consummation of our initial business combination or the extension period with respect to our warrants. Our initial shareholders have agreed to waive their redemption rights with respect to any founder shares and any public shares they may hold in connection with the consummation of our initial business combination or the extension period.

Manner of Conducting Redemptions

Unlike many blank check companies that hold shareholder votes and conduct proxy solicitations in conjunction with their initial business combinations and provide for related redemptions of public shares for cash upon consummation of such initial business combinations even if not required by law, we do not anticipate conducting proxy solicitations. If we are an FPI (which exempts us from the proxy rules pursuant to the Exchange Act), we will conduct redemptions of our public shares in accordance with the tender offer rules as discussed below. If we are no longer an FPI, a shareholder vote is not required either by law or the NASDAQ Capital Market and we decide not to hold a shareholder vote for business reasons, we will also conduct the redemptions of our public shares in accordance with the tender offer rules. Pursuant to our memorandum and articles of association, in connection with such redemptions, we will:

●	offer to redeem our public shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers, and

●
file tender offer documents with the SEC prior to consummating our initial business combination which will contain substantially the same financial and other information about our initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and we will not be permitted to consummate our initial business combination until the expiration of the tender offer period.

In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem shall remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act and we will not be permitted to consummate our initial business combination until the expiration of the tender offer period.

If we determine to take advantage of the 90-day extension, we will conduct the redemptions pursuant to a tender offer in the same manner as described above.

In connection with the successful consummation of our initial business combination or extension period, we may redeem pursuant to a tender offer up to that number of ordinary shares that would permit us to maintain net tangible assets of $5,000,001 in the aggregate. However, the redemption threshold may be further limited by the terms and conditions of our proposed initial business combination. For example, the proposed business combination may require: (i) cash consideration to be paid to the target or its shareholders or members of its management team, (ii) cash to be transferred to the target for working capital or other general corporate purposes or (iii) the allocation of cash to satisfy other conditions in accordance with the terms of the proposed business combination. In the event we fail to receive any outside financing in connection with the business combination and the aggregate cash consideration we would be required to pay for all shares that are validly tendered plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to us, we will not consummate the business combination, we will not purchase any shares pursuant to the tender offer and all shares will be returned to the holders thereof following the withdrawal of the tender offer.

When we conduct a tender offer to redeem our public shares upon consummation of our initial business combination, in order to comply with the tender offer rules, the offer will be made to all of our shareholders, not just our public shareholders. Our initial shareholders, however, have agreed to waive their redemption rights with respect to any founder shares and public shares in connection with any such tender offer.

Regardless of whether we are required by law, the NASDAQ Capital Market or if we decide to seek shareholder approval for business reasons, so long as we maintain our status as an FPI and are required to comply with the FPI rules (which exempts us from the proxy rules pursuant to the Exchange Act), we will conduct the redemptions pursuant to the tender offer rules. If we are no longer an FPI (and no longer required to comply with the FPI rules) and we are required either by law or the NASDAQ Capital Market to seek shareholder approval, or we decide to seek shareholder approval for other business reasons, we will:

●
conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

●	file proxy materials with the SEC.

In the event that we seek shareholder approval of our initial business combination, we will distribute proxy materials and, in connection therewith, provide our public shareholders with the redemption rights described above upon consummation of our initial business combination.

If we seek shareholder approval, we will consummate our initial business combination only if a majority of the ordinary shares voted are voted in favor of the business combination. In such case, our initial shareholders have agreed to vote any founder shares and any public shares purchased during or after our IPO in favor of our initial business combination. Each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction. In addition, our initial shareholders have agreed to waive their redemption rights with respect to any founder shares and public shares in connection with the consummation of our initial business combination.

In no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (including as a result of any redemptions that occurred upon us taking advantage of the extension period). Furthermore, the redemption threshold may be further limited by the terms and conditions of our initial business combination. In such case, we would not proceed with the redemption of our public shares and the related business combination, and instead may search for an alternate business combination.

Limitation on redemption rights upon consummation of our initial business combination if we seek shareholder approval

Notwithstanding the foregoing, if we are no longer an FPI and we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, our memorandum and articles of association provides that a public shareholder, individually or together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 19.9% of the shares sold in our IPO. We believe this restriction will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than an aggregate of 19.9% of the shares sold in our IPO could threaten to exercise its redemption rights if such holder’s shares are not purchased by us or our management at a premium to the then-current market price or on other undesirable terms. By limiting our shareholders’ ability to redeem no more than 19.9% of the shares sold in our IPO, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to consummate our initial business combination, particularly in connection with an initial business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash.

Tendering share certificates in connection with shareholder approval

If we are no longer an FPI and we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, we may require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to our transfer agent prior the vote on the proposal to approve the business combination, or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. The proxy materials that we will furnish to holders of our public shares in connection with our initial business combination will indicate whether we are requiring public shareholders to satisfy such delivery requirements. Accordingly, a public shareholder would have from the time we send out our proxy materials until the vote on the business combination to tender its shares if it wishes to seek to exercise its redemption rights. Given the relatively short exercise period, it is advisable for shareholders to use electronic delivery of their public shares.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $45.00 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to tender their shares. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

The foregoing is different from the procedures used by many blank check companies. In order to perfect redemption rights in connection with their business combinations, many blank check companies would distribute proxy materials for the shareholders’ vote on our initial business combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise his redemption rights. After the business combination was approved, the company would contact such shareholder to arrange for him to deliver his certificate to verify ownership. As a result, the shareholder then had an “option window” after the consummation of the business combination during which he could monitor the price of the company’s shares in the market. If the price rose above the redemption price, he could sell his shares in the open market before actually delivering his shares to the company for cancellation. As a result, the redemption rights, to which shareholders were aware they needed to commit before the shareholder meeting, would become “option” rights surviving past the consummation of the business combination until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a redeeming holder’s election to redeem is irrevocable once the business combination is approved.

Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the proposed business combination. Furthermore, if a holder of a public share delivered its certificate in connection with an election of redemption rights and subsequently decides prior to the vote not to elect to exercise such rights, such holder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our public shares electing to redeem their shares will be distributed promptly after the completion of our initial business combination.

If our initial business combination is not approved or completed for any reason, then our public shareholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any certificates delivered by public holders who elected to redeem their shares.

If our initial proposed business combination is not consummated, we may continue to try to consummate our initial business combination with a different target until January 24, 2014 (or April 24, 2014 if we take advantage of the full 90-day extension).

Redemption of public shares and subsequent voluntary liquidation if no initial business combination

Our initial shareholders, officers and directors have agreed that we must complete our initial business combination by January 24, 2014 (or April 24, 2014 if we take advantage of the full 90-day extension). We may not be able to find a suitable target business and consummate our initial business combination within such time period. If we are unable to consummate our initial business combination by January 24, 2014 (or April 24, 2014 if we take advantage of the full 90-day extension), we will, as promptly as possible but no more than ten business days thereafter, distribute the aggregate amount then on deposit in the trust account pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up our affairs. This redemption of public shareholders from the trust account shall be done automatically by function of our memorandum and articles of association and prior to any voluntary winding up, although at all times subject to the Companies Act.

In order to redeem public shareholders from the trust account, we will instruct the trustee to distribute the aggregate amount then on deposit in the trust account, pro rata to our public shareholders. Our initial shareholders have agreed to waive their rights to liquidating distributions with respect to their founder shares if we fail to consummate our initial business combination by January 24, 2014 (or April 24, 2014 if we take advantage of the full 90-day extension). However, if our initial shareholders, or any of our other officers, directors or affiliates acquire public shares in or after our IPO, they will be entitled to receive liquidating distributions with respect to such public shares if we fail to consummate our initial business combination within the required time period. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless in the event we do not consummate our initial business combination within the required time period. We will pay the costs of our liquidation of the trust account from our remaining assets outside of the trust account or from interest not previously withdrawn from the trust account. Messrs. Fusa and Williams have agreed to indemnify us for all claims of creditors or prospective target businesses to the extent that we fail to obtain executed waivers from such entities in order to protect the amounts held in trust and except as to any claims under our indemnity of the underwriter of our IPO against certain liabilities, including liabilities under the Securities Act. Following the redemption of public shareholders from the trust account and payment of our creditors, we anticipate that we will have no operations or assets and we intend to enter “voluntary liquidation,” which is the statutory process for formally closing and dissolving a company under the laws of the British Virgin Islands. If we do not complete our initial business combination by January 24, 2014 (or April 24, 2014 if we take advantage of the full 90-day extension), we intend to enter voluntary liquidation following the redemption of public shareholders from the trust account. Therefore in these circumstances, we expect the “voluntary liquidation” process will not cause any delay to the payment of redemption proceeds from our trust account to our public shareholders. The voluntary liquidation process which includes the making of a number of filings at the Registry of Corporate Affairs and the placing of statutory advertisements in the British Virgin Islands Official Gazette and a British Virgin Islands newspaper. At the end of the voluntary liquidation process, the liquidator will prepare its final statement of the company’s accounts and make a notification filing with the Registrar. The final stage is for the Registrar to issue a Certificate of Dissolution, at which point the company is dissolved. However, we also cannot assure you that a creditor or shareholder will not file a petition with the British Virgin Islands court which, if successful, may result in our liquidation being subject to the supervision of that court in the event such a petition is successfully made prior to the redemption of public shareholders from the trust account, such events might delay distribution of some or all of our assets to our public shareholders.

If we were to expend all of the net proceeds of our IPO, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon our dissolution would be approximately $10.33. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be less than approximately $10.33, plus interest (net of any taxes payable).

Although we will seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, by letter agreement executed in connection with our IPO, Messrs. Fusa and Williams have agreed that they will be jointly and severally liable to us, if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a business combination, reduce the amounts in the trust account to below approximately $10.33 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account (even if such waiver is deemed to be unenforceable) and except as to any claims under our indemnity of the underwriter of our IPO against certain liabilities, including liabilities under the Securities Act. We cannot assure you, however, that Messrs. Fusa or William would be able to satisfy those obligations. We have not independently verified whether Messrs. Fusa or Williams has sufficient funds to satisfy their indemnity obligations and, therefore, we cannot assure you that Messrs. Fusa or Williams will be able to satisfy those obligations. We believe the likelihood of Messrs. Fusa and Williams having to indemnify the trust account is limited because we will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account.

If the Company is deemed insolvent for the purposes of the Insolvency Act (i.e. (i) it fails to comply with the requirements of a statutory demand that has not been set aside under section 157 of the Insolvency Act; (ii) execution or other process issued on a judgment, decree or order of a British Virgin Islands court in favour of a creditor of the company is returned wholly or partly unsatisfied; or (iii) either the value of the company’s liabilities exceeds its assets, or the company is unable to pay its debts as they fall due), then there are very limited circumstances where prior payments made to shareholders or other parties may be deemed to be a “voidable transaction” for the purposes of the Insolvency Act. A voidable transaction would be, for these purposes, payments made as “unfair preferences” or “transactions at an undervalue.” Where a payment was a risk of being a voidable transaction, a liquidator appointed over an insolvent company could apply to the British Virgin Islands court for an order, inter alia, for the transaction to be set aside as a voidable transaction in whole or in part.

Additionally, if the company enters insolvent liquidation under the Insolvency Act, the funds held in our trust account will likely be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any insolvency claims deplete the trust account we cannot assure you we will be able to return to our public shareholders the liquidation amounts due them.

Our public shareholders will be entitled to receive funds from the trust account only in the event of a redemption to public shareholders prior to any winding up in the event we do not consummate our initial business combination or our liquidation, if they redeem their shares in connection with us taking advantage of the 90-day extension to complete a business combination or if they redeem or sell their shares to us prior to or in connection with an initial business combination that we consummate. In no other circumstances shall a shareholder have any right or interest of any kind to or in the trust account. In the event we are no longer an FPI and we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above.

Competition

In identifying, evaluating and selecting a target business for our initial business combination, we may encounter intense competition from other entities having a business objective similar to ours, including other blank check companies, private equity groups and leveraged buyout funds, and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash to our public shareholders who exercise their redemption rights may reduce the resources available to us for an initial business combination. In addition, the number of our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating an initial business combination.

C. Organizational Structure

We are not part of a company group, nor do we have any subsidiaries.

D. Property, Plants and Equipment

We currently maintain our executive offices at c/o Collabrium Advisors LLP, 16 Old Bond Street, London W1S 4PS. We also have offices located at c/o Eureka Company Limited, 6-7-14-202, Akasaka, Minato-ku, Tokyo, 107-0052, Japan. The cost for these spaces is included in the aggregate $7,500 per-month fee Collabrium Advisors LLP, an affiliate of Andrew Williams, and Eureka Company Limited, an affiliate of Koji Fusa, charge us for general and administrative services pursuant to a letter agreement between us and each of Collabrium Advisors LLP and Eureka Company Limited. We believe, based on rents and fees for similar services in London and Tokyo, that the fee charged by Collabrium Advisors LLP and Eureka Company Limited is at least as favorable as we could have obtained from an unaffiliated person. We consider our current office space, combined with the other office space otherwise available to our officers and directors, adequate for our current operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

We are a blank check company incorporated as a British Virgin Islands business company with limited liability (meaning our public shareholders have no additional liability, as members of our company, for the liabilities of our company over and above the amount paid for their shares) formed for the purpose of completing an initial business combination with one or more target businesses. We have not identified a target business and we have not, nor has anyone on our behalf, initiated any discussions, directly or indirectly, with respect to identifying any target business. We intend to effectuate our initial business combination using cash from the proceeds of our IPO and the private placement warrants, our shares, debt or a combination of cash, shares and debt.

The issuance of additional shares in our initial business combination:

●	may significantly dilute the equity interest of current investors;

●	may subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded our ordinary shares;

●
could cause a change in control if a substantial number of ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

●	may have the effect of delaying or preventing a change of control of us by diluting the shares ownership or voting rights or a person seeking to obtain control of us; and

●	may adversely affect prevailing market prices for our ordinary shares and/or warrants.

Similarly, if we issue debt securities, it could result in:

●	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

●
acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

●	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

●	our inability to pay dividends on our ordinary shares;

●
using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

●	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

●	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

●
limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

As indicated in the accompanying financial statements, at September 30, 2012, we had $18,495 in cash and deferred offering costs of $317,092.  Upon completion of our IPO on October 24, 2012 and the exercise of the underwriter’s over-allotment option on November 29, 2012, we had $477,871 and $265,976 respectively. We expect to continue to incur significant costs in the pursuit of our acquisition plans. Our plans to consummate our initial business combination may not be successful.

A. Operating Results

As of September 30, 2012, we had neither engaged in any operations nor generated any revenues. Our only activities since inception have been organizational activities and those necessary to prepare for our IPO. Since our IPO, we have not (and will not) generate any operating revenues until after completion of our initial business combination. We generate non-operating income in the form of interest income on cash and cash equivalents since our IPO was consummated on October 24, 2012.

After our IPO, we have incurred increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance).  We expect to incur additional expenses in the future for due diligence.

B. Liquidity and Capital Resources

Our liquidity needs were satisfied through September 30, 2012 through the receipt of $25,000 from the sale of the founder shares to our initial shareholders and loans and advances from our management team in the aggregate amount of $122,876.

The net proceeds from (i) the sale of the units in our IPO (including the proceeds from the exercise of a portion of the over-allotment option), after payment of  offering expenses of $ 852,300, and (ii) the sale of the insider warrants for a purchase price of $2,700,000, were $43,847,700. $43,370,000 is being held in the trust account, which includes the deferred corporate finance fee of $1,260,000 payable to The PrinceRidge Group LLC. The remaining $477,700 is not being held in the trust account.

We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account (net of taxes payable and deferred corporate finance fee payable to The PrinceRidge Group LLC), in connection with or after consummation of our initial business combination. We may use interest earned on the trust account to pay taxes. To the extent that our shares or debt are used, in whole or in part, as consideration to consummate our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

After payment of accrued offering expenses of $40,000 and repayment of notes payable to our shareholders and an advance from our shareholder aggregating approximately $153,000, we have available to us for working capital expenses approximately $285,000 of proceeds held outside the trust account and all of the interest income on the balance of the trust account (net of taxes payable). Based on the current interest rate environment we believe the proceeds place in the trust account will produce approximately $75,000 in interest income over our up to 18 month existence.

In addition, in order to finance transaction costs in connection with an intended initial business combination, one or more of our initial shareholders, officers, directors or their affiliates may, but are not obligated to, loan us funds as may be required. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the holder’s discretion, up to $500,000 may be converted into warrants at a price of $0.75 per warrant. The promissory notes will provide that if we do not complete a business combination, the amounts represented by such promissory notes will be forgiven.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimates of the costs of undertaking in-depth due diligence and negotiating our initial business combination is less than the actual amount necessary to do so, or the amount of interest (net of taxes payable) available to us from the trust account is less than anticipated, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to consummate our initial business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our initial business combination. In the current economic environment, it has become especially difficult to obtain acquisition financing. Following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

C. Research and Development, Patents and Licenses, Etc.

None.

D. Trend Information

We are an emerging growth company as defined in the JOBS Act. As an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

E. Off-Balance Sheet Arrangements

As of February 11, 2013, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

F. Contractual Obligations and Commitments

None

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management

Our current directors and executive officers are listed below. None of such persons are, or have been, involved with any other blank check companies.

Name	Age	Position
Andrew Williams	59	Chairman of the Board
Koji Fusa	52	Chief Executive Officer and Director
Hiroshi Tamada	46	Director

Andrew Williams has been our Chairman of the Board since our inception. Since July 2012, Mr. Williams has served as the President of Collabrium Capital Limited, a global emerging market asset manager which he helped establish in May 2009. He has also served as a Director of Collabrium since August 2010 and served as its Chief Executive Officer from August 2010 to July 2012. From June 2001 to March 2009, Mr. Williams was Chief Executive Officer and Director of Schroder Venture Group Ltd. (“SVG”), a global asset management firm. SVG was the successor to the Schroder Ventures International Investment Trust Plc. From 1995 to 2000, Mr. Williams was the Managing Director of Schroder Venture Holdings (“SV Holdings”), a global asset management firm. During his time at SV Holdings, he was responsible for the establishment and management of numerous private equity investment companies with aggregate funds under management approaching US$10 billion. He established eight diversified private equity Fund of Funds with aggregate investment capacity of over $5 billion. Those funds invested in over 100 different funds ranging from Europe and North America to the major emerging markets. From 1990 to 1994, Mr. Williams was Head of Corporate Finance at Schroders Plc in Japan. During his time there, Mr. Williams was in charge of Japanese corporate underwriting in the Euromarket, M&A advisory to Japanese corporations and a substantial part of Schroders Securities’ Asia Pacific operations in Hong Kong, Singapore and South Korea. Prior to this, Mr. Williams was a Director of various Schroder group companies. Since 2003, Mr. Williams has been a Director of CDC Plc (formerly the Commonwealth Development Corporation Plc), since 2006 a Director of Macquarie Bank International Plc, and since 2011 a Director of Key Capital Investment Management Limited.

We believe Mr. Williams will make a valuable contribution to our board based on his depth of experience in deal sourcing, operations, investment and management.

Koji Fusa has been our Chief Executive Officer and a member of our board of directors since inception. He has been a Partner of Collabrium Capital Limited since August 2012. Since September 2004, Mr. Fusa has served as a Director of Sandringham Capital Partners Limited, an investment manager and advisory company in the United Kingdom, and served as its Chief Executive Officer from September 2004 until January 2012. From July 2003 to August 2004, Mr. Fusa served as a Managing Director at Credit Suisse First Boston Ltd. based in London. From April 2000 to June 2003, Mr. Fusa served as Head of Investment Banking at Credit Suisse First Boston Ltd. in its Japanese office. From 1998 to 2000, Mr. Fusa was Head of Private Banking at UBS Private Bank in Japan. Prior to that, Mr. Fusa was at S.G. Warburg beginning in 1990 (before it became SBC Warburg in 1997) in the London office and later the Japan office where he ultimately became Head of M&A. Mr. Fusa became Co-Head of Investment Banking at the newly-formed SBC Warburg in Japan until its merger with UBS in 1998. Mr. Fusa has been a director of Blue Wolf Mongolia Holdings Corp., a blank check company formed to complete a business combination with an initial focus on target businesses in Mongolia, since July 2012.

We believe Mr. Fusa will make a valuable contribution to our board based on his depth of experience in deal sourcing, operations, investment and management.

Hiroshi Tamada has been a member of our board of directors since our inception. Since October 2001, Mr. Tamada has been a private investor. He has also been a representative director of Eureka Consulting Company Ltd., a merger and acquisition advisory firm, since June 2011. From 1995 to September 2001, Mr. Tamada was a consultant advising investors on Japanese real estate investments. Prior to that, Mr. Tamada formed CYRUS Inc., a concert management company, and Groovy Design Inc., a designing company. He was also previously an executive producer at Tokyo Broadcasting Systems, a Japanese television broadcasting company.

We believe Mr. Tamada will make a valuable contribution to our board based on his depth of experience in deal sourcing, operations, investment and management.

B. Compensation

None of our executive officers or directors has received any cash (or non-cash) compensation for services rendered. On October 18, 2012, we began to pay Collabrium Advisors LLP, an affiliate of Andrew Williams, and Eureka Company Limited, an affiliate of Koji Fusa, an aggregate fee of $7,500 per month for providing us with office space and certain office, administrative and secretarial services.  Such payments will continue through the consummation of an initial business combination. However, this arrangement is solely for our benefit and is not intended to provide Messrs. Williams or Fusa compensation in lieu of a salary. Other than the $7,500 per month administrative fee, no compensation will be paid to our initial shareholders, executive officers and directors, or any of their respective affiliates, prior to or in connection with the consummation of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

After the completion of our initial business combination, directors or members of our management team who remain with us, may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, as it will be up to the directors of the post-combination business to determine executive and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our post-consummation board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of an initial business combination will be a determining factor in our decision to proceed with any potential business combination.

C. Board Practices

Number and Terms of Office of Officers and Directors

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three year term. The term of office of the first class of directors, consisting of Mr. Tamada, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Mr. Williams, will expire at the second annual meeting of shareholders. The term of office of the third class of directors, consisting of Mr. Fusa, will expire at the third annual meeting of shareholders. We do not currently intend to hold an annual meeting of shareholders until after we consummate our initial business combination. Therefore, if our shareholders want us to hold a meeting prior to such consummation, they may requisition the directors to hold one upon the written request of members entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 30%.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our articles of association as it deems appropriate. Our memorandum and articles of association provide that our officers may consist of a chairman of the board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the board of directors.

We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Conflicts of Interest

Under British Virgin Islands law, the directors of a business company owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to the company’s best interests. When exercising powers or performing duties as a director, the director shall exercise the care, diligence and skill that a responsible director would exercise in the circumstances taking into account, without limitation the nature of the company; the nature of the decision; and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors shall exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the Companies Act.

In certain limited circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the Companies Act. Pursuant to Section 184B of the Companies Act, if a company or director of a company engages in, or proposes to engage in, conduct that contravenes the provisions of the Companies Act or the memorandum or articles of association of the company, the British Virgin Islands court may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the Companies Act or the memorandum or articles. Furthermore, pursuant to section 184I(1) of the Companies Act a shareholder of a company who manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the British Virgin Islands court for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

Each of our officers and directors has agreed, pursuant to a written agreement with us, that until the earliest of our initial business combination or our liquidation, to present to us for our consideration, prior to presentation to any other entity, any suitable business combination opportunities, subject to any pre-existing fiduciary or contractual obligations he might have. In addition, our officers and directors have agreed not to participate in the formation of, or become an officer or director of, any other similarly structured blank check company focusing on consummating an initial business combination with a target business in Japan until we have entered into a definitive agreement regarding our initial business combination or we have failed to complete our initial business combination within 15 months from the closing of our IPO (or 18 months if we take advantage of the full 90-day extension).

The following table summarizes the other relevant pre-existing fiduciary or contractual obligations of our officers and directors:

Name of Affiliated Company	Name of Individual(s)	Priority/Preference relative to Collabrium Japan Acquisition Corporation
Collabrium Capital Limited	Andrew Williams Koji Fusa
Each of Messrs. Williams and Fusa will be required to present all business opportunities which are suitable for Collabrium Capital Limited to Collabrium Capital Limited prior to presenting them to us. Collabrium Capital Limited is a global emerging market asset manager.

Sandringham Capital Partners Limited	Koji Fusa
Mr. Fusa will be required to present all business opportunities which are suitable for Sandringham Capital Partners Limited to Sandringham Capital Partners Limited prior to presenting them to us. Sandringham Capital Partners Limited is an investment manager and advisory company.

Potential investors should also be aware of the following other potential conflicts of interest:

●
None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

●
In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

●
Our initial shareholders purchased the founder shares prior to our IPO and purchased the private placement warrants in a transaction that closed simultaneously with our IPO. Our initial shareholders have agreed to waive their right to liquidating distributions with respect to the founder shares if we fail to consummate our initial business combination by January 24, 2014 (or April 24, 2014 if we take advantage of the full 90-day extension). However, if our initial shareholders, or any of our officers, directors or affiliates acquire public shares, they will be entitled to receive liquidating distributions with respect to such public shares if we fail to consummate our initial business combination within the required time period. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the insider warrants will be used to fund the redemption of our public shares, and the insider warrants will expire worthless.

●
Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our initial shareholders, officers or directors. Additionally, we are not prohibited from partnering, submitting joint bids, or entering into any similar transaction with our initial shareholder, or an affiliate of our initial shareholders, in the pursuit of an initial business combination. In the event we seek to complete an initial business combination in such a situation, we would obtain an opinion from an independent investment banking firm reasonably acceptable to The PrinceRidge Group LLC that such an initial business combination is fair to our unaffiliated shareholders from a financial point of view.

In the event that we submit our initial business combination to our public shareholders for a vote, our initial shareholders have agreed to vote any founder shares and any public shares purchased during or after our IPO in favor of our initial business combination.

Limitation on Liability and Indemnification of Officers and Directors

Our memorandum and articles of association provide that, subject to certain limitations, the company shall indemnify its directors and officers against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. Such indemnity only applies if the person acted honestly and in good faith with a view to the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the company and as to whether the person had no reasonable cause to believe that his conduct was unlawful and is, in the absence of fraud, sufficient for the purposes of the memorandum and articles of association, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.

Our memorandum and articles of association will permit us to purchase and maintain insurance on behalf of any officer or director for whom at the request of the Company is or was serving as a director or officer of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the company has or would have had the power to indemnify the person against the liability as provided in the memorandum and articles of association. We will purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These provisions may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions and the insurance are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Director Independence

The NASDAQ Capital Market generally requires that a majority of the board of directors of a company listed on the NASDAQ Capital Market must be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

However, as an FPI, we are permitted to, and do, follow home country corporate governance practices instead of certain requirements of the NASDAQ Capital Market. The corporate governance practice in our home country, the British Virgin Islands, does not require that a majority of the board of directors consist of independent directors. Accordingly, Mr. Tamada is our only independent director. Any affiliated transactions will be on terms no less favorable to us than could be obtained from independent parties. Any affiliated transactions must be approved by a majority of our disinterested directors.

Audit Committee

Our audit committee consists of one member, Mr. Tamada, who is deemed an independent director under NASDAQ Capital Market’s listing standards and Rule 10A-3(b)(1) of the Exchange Act. As an FPI, we are permitted to, and do, follow home country practices relating to audit committees. The corporate governance practice in our home country, the British Virgin Islands, does not require that an audit committee have any specific composition. As such, we do not comply with the requirement of the NASDAQ Capital Market to the extent an exemption is available.

The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●
reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 20-F;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
●	discussing with management major risk assessment and risk management policies;
●	discussing with management major risk assessment and risk management policies;
●	monitoring the independence of the independent auditor;
●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
●	reviewing and approving all related-party transactions;
●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	Pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;
●	appointing or replacing the independent auditor;
●
determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

The audit committee will at all times be composed of “independent directors” who are “financially literate” as defined under the NASDAQ Capital Market listing standards. NASDAQ Capital Market listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, we must certify to the NASDAQ Capital Market that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Mr. Tamada is the sole member of our audit committee and, through experience, he has the requisite financial sophistication required by the NASDAQ Capital Market rules and to qualify as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating Committee

Our nominating committee of the board of directors, which consists of one member, Mr. Tamada, who is deemed an independent director under NASDAQ Capital Market’s listing standards. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●
should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

As an FPI, we are permitted to, and do, follow home country corporate governance practices instead of certain requirements of the NASDAQ Capital Market. The corporate governance practice in our home country, the British Virgin Islands, does not require that we have a compensation committee. As such, we intend to follow our home country governance practice and not have a compensation committee, nor do we have independent director oversight over our executive compensation.

D. Employees

We currently have two executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. We expect each of them will initially spend approximately 10 hours per week to our business; however, the amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full time employees prior to the consummation of our initial business combination.

E. Share Ownership

For information on the beneficial ownership of our securities held by our directors and officers, see Item 7.A below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.  Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 11, 2013 by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our officers, directors and director nominees that beneficially owns ordinary shares; and

●	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following information is based on 5,600,000 ordinary shares outstanding as of February 11, 2013 and does not reflect record or beneficial ownership of the public or private placement warrants as these warrants are not exercisable within 60 days of the date of this report.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Shares of Common Stock
Andrew Williams	233,334		4.2%

Koji Fusa	518,518		9.3%

Hiroshi Tamada	518,518		9.3%

Timothy Duffy	129,630	(2)	2.3%

All directors and executive officers as a group (three individuals)	1,270,370		22.7%

Pine River Capital Management L.P. 601 Carlson Parkway, Suite 330 Minnetonka, MN 55305	350,000	(3)	6.3%

North Pole Capital Master Fund 401 Bay Street, Suite 1900 PO Box 19 Toronto, Ontario M5H2Y4, Canada	700,000	(4)	12.5%

Bulldog Investors Park 80 West 250 Pehle Avenue, Suite 708 Saddle Brook, NJ 07663	600,000	(5)	10.7%

Hawkeye Capital Master P.O. Box 897GT Windward 1 Regatta Office Park, West Bay Road, Georgetown Grand Cayman, Cayman Islands	750,000	(6)	13.4%

(1)	Unless otherwise indicated, the business address of each of the individuals is located at c/o Collabrium Advisors LLP, 16 Old Bond Street, London W1S 4PS.

(2)
Mr. Duffy is not an officer, director or 5% holder on his own.  However, due to his participation in our pre-IPO activities as an initial shareholder and holder of insider warrants, we have elected to include him in the table.

(3)
Represents shares for which Pine River Capital Management L.P. reports shared power to vote and to dispose of such shares with Brian Taylor and Pine River Master Fund, Ltd. The foregoing information was derived from a Schedule 13G filed on October 29, 2012.

(4)
Represents shares held directly by North Pole Capital Master Fund (“North Pole”), for which shares Polar Securities Inc serves as North Pole’s investment advisor. The foregoing information was derived from a Schedule 13G filed on October 29, 2012.

(5)
Represents shares held by Bulldog Investors and Brooklyn Capital Management.  Phillip Goldstein and Andrew Dakos are the principals of Bulldog Investors. The foregoing information was derived from a Schedule 13G filed on October 29, 2012 (re-filed without substantive change on November 6, 2012).

(6)
Hawkeye Capital Management, LLC, as manager of Hawkeye Capital Master, and Richard A. Rubin, as managing member of Hawkeye Capital Management, LLC may also be deemed to beneficially own these shares. The foregoing information was derived from a Schedule 13G filed on November 9, 2012.

Summary of US Holders of Our Securities

As of January 22, 2013, there were five shareholders of record holding a total of 5,600,000 of our ordinary shares. To the best of our knowledge there was one shareholder of record with an address in the United States holding approximately 75% of our outstanding ordinary shares and one warrant holder of record with an address in the United States holding approximately 53.8% of our outstanding warrants. Each of the foregoing calculations includes one unit holder with a United States address holding 2,937,289 units, each consisting of 1 ordinary share and 1 warrant. Shares and warrants held in the names of banks, brokers and other intermediaries were assumed to be held by residents of the same country in which the bank, broker or other intermediary was located.

Initial Shareholders and Private Placement Warrants

Our initial shareholders beneficially own 25.0% of the issued and outstanding ordinary shares. Because of this ownership block, our initial shareholders may be able to effectively influence the outcome of all matters requiring approval by our shareholders, including the election of directors, amendments to our memorandum and articles of association and approval of significant corporate transactions other than approval of our initial business combination.  We refer to the shares held by our initial shareholders as our “founder shares.”

Our initial shareholders also purchased an aggregate of 3,600,000 Warrants at a price of $0.75 per warrant ($2,700,000 in the aggregate) in a private placement that occurred simultaneously with the closing of our IPO. Each Private Placement Warrant entitles the holder to purchase one ordinary share at $11.50 per share. The proceeds from the sale of the insider warrants was added to the proceeds from our IPO, with such proceeds now held in the trust account pending our completion of our initial business combination. If we do not complete our initial business combination by January 24, 2014 (or April 24, 2014 if we take advantage of the full 90-day extension), the proceeds of the sale of the insider warrants will be used to fund the redemption of our public shares, and the insider warrants will expire worthless. The private placement warrants are subject to the transfer restrictions described below. The private placement warrants will not be redeemable by us and may be exercised for cash or on a cashless basis, at the holder’s option, so long as such warrants are held by the initial purchasers or their permitted transferees. Otherwise, the private placement warrants have terms and provisions that are identical to those of the warrants sold as part of the units in our IPO.

Messrs. Fusa, Williams and Tamada are deemed to be our “promoters” as such term is defined under the federal securities laws.

Transfers of Founder Shares and Private Placement Warrants

The founder shares, private placement warrants and any ordinary shares and warrants purchased in our IPOs or issued upon exercise of the private placement warrants are each subject to transfer restrictions pursuant to lockup provisions in the letter agreements entered into by our initial shareholders and holders of our private placement warrants with us and the underwriter of our IPO. Those lock-up provisions provide that such securities are not transferable or salable (i) in the case of the founder shares, until the earlier of: (a) with respect to 20% of such shares, upon consummation of our initial business combination; (b) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $12.00 for any 20 trading days within a 30 trading day period following the consummation of our initial business combination; (c) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $13.50 for any 20 trading days within a 30 trading day period following the consummation of our initial business combination; (d) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $15.00 for any 20 trading days within a 30 trading day period following the consummation of our initial business combination; (e) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $17.00 for any 20 trading days within a 30 trading day period following the consummation of our initial business combination; or, with respect to 100% of such shares, immediately if, following our initial business combination, we engage in a subsequent transaction (1) resulting in our shareholders having the right to exchange their shares for cash or other securities or (2) involving a consolidation, merger or other change in the majority of our board of directors or management team; and (ii) in the case of the insider warrants and the respective ordinary shares underlying such warrants, until 30 days after the completion of our initial business combination, except in the case of both (i) and (ii), (a) to our officers or directors, any affiliates or family members of any of our officers or directors, our initial shareholders, initial investors or any affiliates of our initial shareholders or affiliates of our initial investors; (b) by gift to a member of one of our initial shareholders’ or initial investor’s immediate family or to a trust, the beneficiary of which is a member of one of our initial shareholders’ or an initial investor’s immediate family, an affiliate of our initial shareholders; (c) by virtue of laws of descent and distribution upon death of our initial shareholders or an initial investor; (d) pursuant to a qualified domestic relations order; (e) in the event of our liquidation prior to our completion of our initial business combination; (f) by private sales at prices no greater than the price at which the securities were originally purchased; or (g) in the event of our consummation of a liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property subsequent to our consummation of our initial business combination; provided, however, in the case of each of clauses (a) through (f), that these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

Registration Rights

The holders of the founder shares, private placement warrants and warrants that may be issued upon conversion of working capital loans will have registration rights to require us to register a sale of any of our securities held by them pursuant to a registration rights agreement entered into upon the effective date of our IPO. These shareholders are entitled to make up to three demands, excluding short form registration demands, that we register such securities for sale under the Securities Act. In addition, these shareholders will have “piggy-back” registration rights to include their securities in other registration statements filed by us. Furthermore, the underwriter purchase option to purchase units grants to the holders demand and “piggy back” rights for five and seven years, respectively, from October 18, 2012 (the effective date of our IPO registration statement), with respect to the securities directly and indirectly issuable upon exercise of the option.

B.  Related Party Transactions

In February and April 2012, our initial shareholders purchased an aggregate of 1,533,333 founder shares for an aggregate purchase price of $25,000, or approximately $0.02 per share. 133,333 founder shares were forfeited since the over-allotment option from our IPO was not exercised in full. The founder shares will not be released from transfer restrictions until the date (i) with respect to 20% of such shares, upon consummation of our initial business combination, (ii) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of our initial business combination, (iii) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of our initial business combination, (iv) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of our initial business combination and (v) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of our initial business combination or earlier, in any case, if, following a business combination, we engage in a subsequent transaction (1) resulting in our shareholders having the right to exchange their shares for cash or other securities or (2) involving a consolidation, merger or other change in the majority of our board of directors or management team in which the company is the surviving entity.

Prior to our IPO, our management team loaned and advanced on our behalf a total of $152,876 for payment of expenses incurred in our IPO. These advances were non-interest bearing and unsecured.  We repaid such loans upon the closing of our IPO using a portion of the $477,000 of offering proceeds not held in the trust.

Commencing on October 18, 2012, we agreed to pay Collabrium Advisors LLP, an affiliate of Andrew Williams, and Eureka Company Limited, an affiliate of Koji Fusa, an aggregate of $7,500 per month for office space, administrative services and secretarial support. This arrangement was agreed to by such affiliates for our benefit and is not intended to provide our officers, directors or initial shareholders compensation in lieu of other remuneration. We believe that such fees are at least as favorable as we could have obtained from unaffiliated persons. Upon the earlier of completion of our initial business combination, 15 months from the closing of our IPO (or 18 months if we take advantage of the full 90-day extension) or our liquidation, we will cease paying these monthly fees.

Our initial shareholders purchased an aggregate of 3,600,000 insider warrants at a price of $0.75 per warrant ($2,700,000 in the aggregate) in a private placement that occurred simultaneously with the closing of our IPO. Each investor warrant entitles the holder to purchase one ordinary share at $11.50 per share. The purchasers of the insider warrants have agreed that they will not transfer or sell such warrants until 30 days after the completion of our initial business combination except to certain permitted transferees. The insider warrants will be non-redeemable by us and may be exercised for cash or on a cashless basis, at the holder’s option, in each case so long as they are held by the initial purchasers or their permitted transferees. Otherwise, the insider warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in our IPO.

Pursuant to a registration rights agreement we entered into with our initial shareholders and holders of the insider warrants on October 18, 2012, we may be required to register certain securities for sale under the Securities Act. These shareholders are entitled under the registration rights agreement to make up to three demands that we register certain of our securities held by them for sale under the Securities Act. In addition, these shareholders have the right to include their securities in other registration statements filed by us.

Related Party Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize potential conflicts of interest, we have agreed not to consummate a business combination with a company that is affiliated with our initial shareholders, officers or directors, or partner, submit joint bids, or enter into any similar transaction with our initial shareholders, or an affiliate of our initial shareholders, in the pursuit of an initial business combination, unless, in such event, we obtain the approval of a majority of our disinterested directors and an opinion from an independent investment banking firm reasonably acceptable to The PrinceRidge Group LLC that such an initial business combination is fair to our unaffiliated shareholders from a financial point of view. Furthermore, in no event will any of our initial shareholders, officers, directors or any of their respective affiliates, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the completion of our initial business combination.

C.  Interest of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.  Consolidated Statements and Other Financial Information

List of Financial Statements

See Item 18 of this Form 20-F for a list of the financial statements filed as part of this Form 20-F.

B.  Significant Changes

See the notes to the financial statements included under Item 18 of this Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.  Offer and Listing Details

Our units, shares and warrants are quoted on the NASDAQ Capital Market under the symbols “JACQU,” “JACQ” and “JACQW,” respectively. The following table sets forth the range of high and low closing sale prices for the units, shares and warrants for each full month (or partial month, as the case may be) since our units commenced trading on October 19, 2012 and our shares and warrants commenced trading on December 11, 2012 and each full fiscal quarter since our securities commenced trading.

	Ordinary Shares		Warrants		Units
Period*	High	Low	High	Low	High	Low

January 2013	$10.00	$9.0001	$0.44	$0.21	$10.19	$10.03
December 2012	–	–	$0.30	$0.24	$10.19	$10.02
November 2012	–	–	–	–	$10.10	$10.02
October 2012	–	–	–	–	$10.15	$10.02

*  Our securities did not commence trading until after the close of our fiscal year ended September 30, 2012, and as such no full fiscal years, or corresponding quarterly periods, are reported in this table.

B.  Plan of Distribution

Not applicable.

C.  Markets

Our units, shares and warrants are quoted on the NASDAQ Capital Market under the symbols “JACQU,” “JACQ” and “JACQW,” respectively.

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

We were incorporated under the laws of the British Virgin Islands on February 8, 2012. As set forth in Section 4 of the memorandum of association, the objects for which we are established are unrestricted and we shall have full power and authority to carry out any object not prohibited by the Companies Act or as the same may be revised from time to time, or any other law of the British Virgin Islands.

Article 23 of our memorandum and articles of association contains provisions designed to provide certain rights and protections to our shareholders prior to the consummation of our initial business combination. These provisions cannot be amended without the approval of holders of 65% (or 50% if approved in connection with our initial business combination) of our outstanding shares that have voted on such amendment and are entitled to vote, except that our obligation to redeem the public shares upon our failure to complete an initial business combination within the allotted time may not be modified. If we decide to seek shareholder approval in respect of the consummation of our initial business combination, such approval may be by a majority vote of shareholders who, being so entitled, attend and vote at a meeting for such purpose. Our initial shareholders (who own 25% of our ordinary shares), officers, directors and affiliates who are entitled to vote will vote their ordinary shares in favor of our initial business combination at a shareholder meeting to approve such a transaction. In addition, to the extent that we enter into any privately negotiated transactions to purchase shares held by the public, we may be in a position to vote to approve an initial business combination even if a substantial majority of public shareholders vote against such transaction. We and our directors and officers have agreed not to propose any amendment to our memorandum and articles of association that would affect the substance and timing of our obligation to redeem our public shares if we are unable to consummate our initial business combination by January 24, 2014 (or April 24, 2014 if we take advantage of the full 90-day extension).

Specifically, our memorandum and articles of association provides, among other things, that:

●
if we are unable to consummate our initial business combination within 15 months from the closing of our IPO (or 18 months if we take advantage of the full 90-day extension), we (i) will, as promptly as reasonably possible but no more than ten business days thereafter, distribute the aggregate amount then on deposit in the trust account, pro rata to our public shareholders by way of redemption and (ii) intend to cease all operations except for the purposes of winding up our affairs. This redemption of public shareholders from the trust account shall be done automatically by function of our memorandum and articles of association and prior to any voluntary winding up;

●
prior to our initial business combination, we may not issue additional shares that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote on any initial business combination;

●
although we do not intend to enter into our initial business combination with a target business that is affiliated with our initial shareholders, or other directors or officers, we are not prohibited from doing so. In the event we enter into such a transaction, we will obtain an opinion from an independent investment banking firm reasonably acceptable to The PrinceRidge Group LLC that such a business combination is fair to our shareholders from a financial point of view;

●
if a shareholder vote on our initial business combination is not required by law or the NASDAQ Capital Market and we do not decide to hold a shareholder vote for business or other reasons, we will offer to redeem our public shares pursuant to Rule 13e-4 and Regulation 14E of the Securities Exchange Act of 1934, as amended, and will file tender offer documents with the SEC prior to consummating our initial business combination which contain substantially the same financial and other information about our initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act; and

●	we will not effectuate our initial business combination with another blank check company or a similar company with nominal operations.

In addition, our memorandum and articles of association provides that under no circumstances will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. Our memorandum and articles of association also provides that we will not incur any indebtedness unless we have obtained from the lender a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account. As such, no incurrence of debt will affect the per share amount available for redemption from the trust account.

Changes in Authorized Shares

We are authorized to issue an unlimited number of shares which will be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in issue. We may by resolution:

●	consolidate and divide all or any of our unissued authorized shares into shares of larger amount than our existing shares;

●	sub-divide our existing ordinary shares, or any of them into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the provisions of the Companies Act;

●	cancel any ordinary shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person; or

●
create new classes of shares with preferences to be determined by the board of directors at the time of authorization, although any such new classes of shares, with the exception of the preferred shares, may only be created with prior shareholder approval.

British Virgin Islands Company Considerations

Our corporate affairs are governed by our memorandum and articles of association and the Companies Act. The Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders. A brief discussion of the procedure for mergers and similar arrangements in the British Virgin Islands also follows.

There have been few, if any, court cases interpreting the Companies Act in the British Virgin Islands, and we can not predict whether British Virgin Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law.  The following table provides a comparison between the statutory provisions of the Companies Act (which can be subject to the provisions of a company’s memorandum and articles of association) and the Delaware General Corporation Law relating to shareholders’ rights.

British Virgin Islands	Delaware
Shareholder Meetings
● Held at a time and place as determined by the directors	● May be held at such time or place as designated in the charter or the by-laws, or if not so designated, as determined by the board of directors
● May be held within or without the British Virgin Islands	● May be held within or without Delaware
● Notice:	● Notice:
● Subject to a requirement in the memorandum and articles of association to give longer notice, a copy of the notice of any meeting shall be given not fewer than seven (7) days before the date of the proposed meeting to those persons whose names appear in the register of members on the date the notice is given and are entitled to vote at the meeting

●  Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any

Shareholders’ Voting Rights
●  Any person authorized to vote may be represented at a meeting by a proxy who may speak and vote on behalf of the member. Quorum is fixed by the memorandum and articles of association, but where no such quorum is fixed, shall consist of the holder or holders present in person or by proxy entitled to exercise at least 50 percent of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon
● Any person authorized to vote may authorize another person or persons to act for him by proxy

●  For stock corporations, the charter or by-laws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares shall constitute a quorum

For non-shares companies, the charter or by-laws may specify the number of shareholders to constitute a quorum. In the absence of this, one-third of the shareholders shall constitute a quorum
●  Changes in the rights attaching to shares as set forth in the memorandum and articles of association require approval of at least such majority of the affected shareholders as specified in the memorandum and articles of association
● Except as provided in the charter documents, changes in the rights of shareholders as set forth in the charter documents require approval of a majority of its shareholders
● The memorandum and articles of association may provide for cumulative voting in the election of directors	● The memorandum and articles of association may provide for cumulative voting
● Approval of a business combination may be by a majority of shares voted at the meeting	● Approval of a initial business combination may be by a majority of outstanding shares if such transaction involves the merger of such entity

British Virgin Islands	Delaware
Directors
● Board must consist of at least one member	● Board must consist of at least one member
● Maximum number of directors can be changed by an amendment to the articles of association	● Number of board members shall be fixed by the by-laws, unless the charter fixes the number of directors, in which case a change in the number shall be made only by amendment of the charter
● Directors do not have to be independent	● Directors do not have to be independent
Fiduciary Duties
● Directors and officers owe fiduciary duties at both common law and under statute as follows:	● Directors and officers must act in good faith, with the care of a prudent person, and in the best interest of the corporation.
● Duty to act honestly and in good faith in what the directors believe to be in the best interests of the company;	● Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.
● Duty to exercise powers for a proper purpose and shall not act, or agree to act, in a matter that contravenes the Companies Act or the memorandum and articles of association;
●  Decisions made by directors and officers on an informed basis, in good faith and in the honest belief that the action was taken in the best interest of the corporation will be protected by the “business judgment rule.”

● Duty to exercise the care, diligence and skill that a responsible director would exercise in the circumstances taking into account, without limitation:
(a) the nature of the company;
(b) the nature of the decision; and
(c) the position of the director and the nature of the responsibilities undertaken by him.
The Companies Act provides that, a director of a company shall, immediately after becoming aware of the fact that he is interested in a transaction entered into, or to be entered into, by the company, disclose the interest to the board of the Company. However, in some instances a breach of this obligation can be forgiven.

●   Pursuant to Section 125(4) of the Companies Act and pursuant to the company’s memorandum and articles of association, so long as a director has disclosed any interests in a transaction entered into or to be entered into by the company to the board he/she may:
● Directors may vote on a matter in which they have an interest so long as the director has disclosed any interests in the transaction.
● vote on a matter relating to the transaction;
● attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and
● sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.

British Virgin Islands	Delaware
Shareholders’ Derivative Actions
●  Generally speaking, the company is the proper plaintiff in any action. A shareholder may, with the permission of the British Virgin Islands court, bring an action or intervene in a matter in the name of the company, in certain circumstances. Such actions are known as derivative actions. The British Virgin Islands court may only grant permission to bring a derivative action where the following circumstances apply:
● Directors may vote on a matter in which they have an interest so long as the director has disclosed any interests in the transaction.
● the company does not intend to bring, diligently continue or defend or discontinue proceedings; and
● it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the detriment of the shareholders as a whole.
When considering whether to grant leave, the British Virgin Islands court is also required to have regard to the following matters:
● whether the shareholder is acting in good faith;
● whether a derivative action is in the company’s best interests, taking into account the directors’ views on commercial matters;
● whether the action is likely to proceed;
● the costs of the proceedings; and
● whether there is another alternative remedy available.

●  In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s shares thereafter devolved upon such shareholder by operation of law.

● Complaint shall set forth with particularity the efforts of the plaintiff to obtain the action by the board or the reasons for not making such effort.
● Such action shall not be dismissed or compromised without the approval of the Chancery Court.

●  If we were a Delaware corporation, a shareholder whose shares were canceled in connection with our dissolution, would not be able to bring a derivative action against us after the ordinary shares have been canceled.

Certain Differences in British Virgin Islands Corporate Law

The Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. British Virgin Islands law provides for mergers as that expression is understood under United States corporate law. The procedure for a merger between the company and another company (which need not be a British Virgin Islands company, and which may be the company’s parent, but need not be) is set out in the Companies Act. The directors of the company must approve a written plan of merger which must also be approved by a resolution of a majority of the shareholders entitled to vote and actually vote at a quorate meeting of shareholders. The company must then execute articles of merger, containing certain prescribed details. The plan and articles of merger are then filed with the Registrar of Corporate Affairs in the British Virgin Islands. Provided that the Registrar is satisfied that the requirements of the Companies Act in respect of the merger have been complied with and the company is in “good standing,” that is to say that it has paid all fees and penalties (if any) due to the Registry of Corporate Affairs, the Registrar shall register the articles of merger and any amendment to the memorandum and articles of the surviving company and issue a certificate of merger (which is conclusive evidence of compliance with all requirements of the Companies Act in respect of the merger). The merger is effective on the date that the articles of merger are registered with the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger. Therefore, the whole transaction can take place in a day.

As soon as a merger becomes effective: (a) the surviving company (so far as is consistent with its amended memorandum and articles, as amended or established by the articles of merger) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) the amended memorandum and articles of the surviving company are automatically amended to the extent, if any, that changes to its amended memorandum and articles are contained in the articles of merger; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company; (d) the surviving company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) no conviction, judgement, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger; and (f) no proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any member, director, officer or agent thereof, are abated or discontinued by the merger; but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or against the member, director, officer or agent thereof; as the case may be; or (ii) the surviving company may be substituted in the proceedings for a constituent company. The Registrar shall strike off the register of companies the constituent company that is not the surviving company of the merger.

In addition, there are statutory provisions in the Companies Act that facilitate the reconstruction and amalgamation of companies in certain circumstances, which may be tantamount to a merger, but we do not anticipate the use of such statutory provisions because a business combination can be achieved through other means, such as a merger (as described above), a share exchange, asset acquisition or control, through contractual arrangements, of an operating business. However, in the event that a business combination was sought pursuant to these statutory provisions, a consolidation of companies would be effectively approved in the same way as a merger (as described above). If the directors determine it to be in the best interests of the company, it is also possible for it to be approved as a court approved plan of arrangement or scheme or arrangement in accordance with the Companies Act. The convening of the meetings and subsequently the arrangement must be sanctioned by the British Virgin Islands court.

If the arrangement and reconstruction is thus approved, a shareholder would have rights comparable to appraisal rights, which would ordinarily be available to dissenting shareholders of United States corporations or under a British Virgin Islands merger, providing rights to receive payment in cash for the judicially determined value of the ordinary shares.

Poison Pill Defenses. Under the Companies Act there are no provisions which prevent the issuance of preferred shares or any such other ‘poison pill’ measures. The memorandum and articles of association of the company also do not contain any express prohibitions on the issuance of any preferred shares. Therefore, the directors without the approval of the holders of ordinary shares may issue preferred shares that have characteristics that may be deemed to be anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans.

Directors and Conflicts of Interest. Pursuant to the Companies Act and the company’s memorandum and articles of association, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

●	vote on a matter relating to the transaction;

●	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

●	sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.

Shareholders’ Suits. Our British Virgin Islands counsel is not aware of any reported class action having been brought in a British Virgin Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder.

The Companies Act provides for a series of remedies available to shareholders. Where a company incorporated under the Companies Act conducts some activity which breaches the Act or the company’s memorandum and articles of association, the court can issue a restraining or compliance order. A shareholder may, with the permission of the British Virgin Islands court, bring an action or intervene in a matter in the name of the company, in certain circumstances. Such actions are known as derivative actions. The British Virgin Islands court may only grant permission to bring a derivative action where the following circumstances apply:

●	the company does not intend to bring, diligently continue or defend or discontinue proceedings; and

●	it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the detriment of the shareholders as a whole.

When considering whether to grant leave, the British Virgin Islands court is also required to have regard to the following matters:

●	whether the shareholder is acting in good faith;

●	whether a derivative action is in the company’s best interests, taking into account the directors’ views on commercial matters;

●	whether the action is likely to proceed;

●	the costs of the proceedings; and

●	whether there is another alternative remedy available.

Any member of a company may apply to the British Virgin Islands court for the appointment of a liquidator for the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable to do so.

The Companies Act provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a redemption of 10 per cent, or fewer of the issued shares of the company required by the holders of 90 percent, or more of the shares of the company pursuant to the terms of the Companies Act; and (e) an arrangement, if permitted by the British Virgin Islands court.

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as shareholders as established by the company’s memorandum and articles of association. There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the British Virgin Islands for British Virgin Islands business corporations is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the company’s constituent documents. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following:

●	a company is acting or proposing to act illegally or beyond the scope of its authority;

●	the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained;

●	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

●	those who control the company are perpetrating a “fraud on the minority.”

●	Under the laws of Delaware, the rights of minority shareholders are similar to that which will be applicable to the shareholders of the company.

Application of Japanese Laws governing Mergers and Acquisitions

If we seek to consummate a business combination with a Japanese company, we will have to comply with the laws of Japan that deal with mergers and acquisitions, such as the Japanese Companies Act, the Financial Instruments and Exchange Law (the “FIE Law”) and Foreign Exchange and Foreign Trade Law (the “FEFT Law”).

The Japanese Companies Act provides for forms of business combinations, which include (a) share acquisitions, (b) issuances of shares for subscription, (c) business transfers (transfers of assets, employees and/or contracts with regard to a specific business), (d) mergers, (e) company splits, (f) share exchanges (exchanging shares of the acquired company for shares of the acquiring company or for cash) and (g) share transfers (exchanging shares of one or more existing companies for shares of its/their newly established parent company). Since a foreign company may not be a party to the business combinations listed in items (d) through (g) above under the Japanese Companies Act, we will be required to consummate a business combination with a Japanese target using one or more of the forms listed in items (a) through (c) above or using a triangular merger/share exchange (in which we form a Japanese subsidiary and that subsidiary enters into the merger/share exchange with the Japanese target company and in return we issue our securities to the target shareholders).

The FIE Law provides for tender offer regulations. As a general rule, if we intend to acquire more than one-third of the shares of a listed company outside of a stock exchange market by means of share acquisition, we will be required to make a tender offer pursuant to the FIE Law. If we intend to purchase two-thirds or more of the shares of a listed company by means of share acquisition, we will be required to purchase all of the shares tendered. The FIE Law also provides for certain disclosure requirements for share acquisitions and issuances of shares for subscription. As a general rule, if we acquire five percent or more of the shares of a listed company by means of a share acquisition, we will be required to file a large shareholding report with the local financial bureau. If we subscribe for new shares issued by a listed company, the listed company will be required to file a securities registration statement with the local financial bureau.

In principle, the FEFT Law requires ex post facto notification if we acquire ten percent or more of the shares of a Japanese target company. If the target company is engaged in a certain category of business that concerns national security or other public interests (for example, military, aerospace, fishery or agriculture business), prior notification is required.

Japanese Regulations Relating to Taxation

If we consummate a business combination with a Japanese subsidiary that is a Stock Company in Japan, we will rely on dividends and other distributions from our operating company to provide us with cash flow and to meet our other obligations. Current regulations in Japan would permit an operating company in Japan to pay dividends to us only out of its accumulated distributable profits that are determined in accordance with regulations under the Corporate Accounting Rules and Companies Act of Japan. However, an operating company is restricted from paying dividends if its net assets are less than 3,000,000 yen. In addition, an operating company in Japan will be required to set aside in its legal reserves an amount equal to at least one-tenth of any dividend payments up to an aggregate amount equal to one-fourth of its stated capital.

In accordance with the Income Tax Act of Japan, dividends payable by a Japanese corporation to its foreign investors that are non-resident enterprises will generally be subject to a 20% withholding tax (the applicable reduced rate if shares issued by a Japanese corporation are traded on the listed market) which will be further increased due to the special reconstruction income tax on or after January 1, 2013 if such foreign investors do not have any permanent establishment within Japan, to the extent that the dividends are Japan-sourced income, unless such foreign investor’s jurisdiction of incorporation has a tax treaty with Japan that provides for a different withholding arrangement. There is presently no tax treaty between Japan and the British Virgin Islands, where our company was incorporated. As a result, following a business combination, any of our subsidiaries operating in Japan will be required to deduct Japanese withholding tax from dividends distributed to us as the parent entity, meaning that we would have less funds to use in connection with our operations as the parent entity or for distribution to our shareholders.

To secure funds to support recovery programs for the Great East Japan Earthquake in 2011, the Japanese government has enacted the Act on Special Measures for Securing Financial Resources Necessary to Implement Measures for Reconstruction Following the Great East Japan Earthquake and has introduced a special reconstruction corporation tax and special reconstruction income tax. A surtax of 10% of the national corporation tax liability has been added for three fiscal years from April 1, 2012 to March 31, 2015. A surtax of 2.1% of the national income tax liability has been added for 25 years from January 1, 2013 to December 31, 2037.

Anti-Money Laundering Laws

In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

C.  Material Contracts

We did not enter into any material contracts during the fiscal year ended September 30, 2012.  On October 18, 2012, we entered into the following material contracts in connection with our IPO:

Underwriting Agreement. Pursuant to the underwriting agreement between us and The PrinceRidge Group LLC (the “underwriter”), the underwriter purchased and sold 4,200,000 Units in connection with our IPO, which included the partial exercise of the underwriter’s over-allotment option. The underwriters received a discount of 1.5% on the Units sold. Upon consummation of our initial public offering, a deferred corporate finance fee of 3.0% is payable to the underwriter, such amount to be held in the trust account until consummation of such business combination.

Pursuant to the terms of the underwriting agreement, we have agreed to indemnify the underwriter against certain liabilities, including civil liabilities under the Securities Act relating to losses or claims resulting from material misstatements in or omissions from the registration statement and liabilities arising from breach of the underwriting agreement or the breach of our representations, warranties and covenants contained in the underwriting agreement. We are also obligated to pay for the defense of any claims against the underwriter. If we are unable to provide this indemnification, we will contribute to payments the underwriter may be required to make with respect to these liabilities. Our obligations under this section of the underwriting agreement continue after the closing of our initial public offering.

In connection with the consummation of our IPO, we also issued to the underwriter a unit purchase option to purchase up to 400,000 units at $15.00 per unit. The unit purchase option further grants to the holders demand and “piggy back” rights for five and seven years, respectively, from October 18, 2012 (the effective date of our IPO registration statement), with respect to the securities directly and indirectly issuable upon exercise of the option.

Promissory Notes. We issued an aggregate of $100,000 principal amount of unsecured promissory notes to our officers and directors. The non-interest bearing notes were paid upon the consummation of our IPO.

Insider Letters. We also entered into a letter agreement with each of our initial shareholders and our officers and directors (our “insiders”), pursuant to which our insiders agreed:

●
to certain transfer restrictions on shares held by them described in further detail under Item 7.A in the section entitled “Initial Shareholders and private placement warrants — Transfer of Founder Shares and Private Placement Warrant;”

●
for each of our officers and directors, that until the earliest of our initial business combination or our liquidation, to present to us for our consideration, prior to presentation to any other entity, any suitable business combination opportunities, subject to any pre-existing fiduciary or contractual obligations he might have;

●
for our officers and directors, not to participate in the formation of, or become an officer or director of, any other similarly structured blank check company focusing on consummating an initial business combination with a target business in Japan until we have entered into a definitive agreement regarding our initial business combination or we have failed to complete our initial business combination within 15 months from the closing of our IPO (or 18 months if we take advantage of the full 90-day extension);

●
(1) to waive their redemption rights with respect to the founder shares and any public shares they hold in connection with the consummation of our initial business combination and (2) to waive their rights to liquidating distributions with respect to the founder shares if we fail to consummate our initial business combination within 15 months from the closing of our IPO (or 18 months if we take advantage of the full 90-day extension) although our initial shareholders will be entitled to receive liquidating distributions with respect to any public shares they hold if we fail to consummate our initial business combination within such time period, and;

●
if we submit our initial business combination to our shareholders for a vote, to vote their founder shares and any public shares they purchase during or after our IPO in favor of our initial business combination.

Investment Management Trust Agreement (the “Trust Agreement”). We entered into an investment management trust agreement with Continental Stock Transfer & Trust Company, which governs the terms of our trust account that has been described elsewhere in this Form 20-F. Pursuant to the agreement, funds held in the trust may be invested only in U.S. government treasury bills with a maturity of 180 days or less or in registered money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest solely in U.S. Treasuries. Except for the interest income that may be released to us to pay any taxes and to fund our working capital requirements, none of the funds held in the trust account will be released from the trust account until the earlier of: (1) the consummation of our initial business combination within 15 months from the closing of our IPO (or 18 months if we take advantage of the full 90-day extension), (2) the redemption of shares held by public shareholders that seek to redeem their shares in connection with us taking advantage of the 90-day extension and (3) our redemption of 100% of the outstanding public shares prior to any voluntary winding up in the event we do not consummate our initial business combination within this time period, which redemption will occur as promptly as reasonably possible, but not more than ten business days thereafter.

Registration Rights Agreement. Pursuant to a registration rights agreement we entered into with our initial shareholders and initial investors, holders of our founder shares, private placement warrants and warrants that may be issued upon conversion of working capital loans will have registration rights to require us to register a sale of any of our securities held by them. These shareholders are entitled to make up to three demands, excluding short form registration demands, that we register such securities for sale under the Securities Act. In addition, these shareholders will have “piggy-back” registration rights to include their securities in other registration statements filed by us.

Subscription Agreements. Each of our insiders entered into a subscription agreement for the purchase of private placement warrants. The warrants purchased thereunder are identical to the public warrants that make up our Units, except that the private placement warrants (1) may be exercised for cash, or on a cashless basis, at the holder’s option, (2) may not be redeemed by us, in each case so long as they are held by the initial purchasers or their permitted transferees and (3) are not transferable, assignable or salable (except to certain permitted transferees) until 30 days after the completion of our initial business combination.

Administrative Services Agreement.  We agreed to pay a $7,500 monthly fee to Collabrium Advisors and Eureka Company Limited, in exchange for general and administrative services including office space, utilities and secretarial support. The agreement will terminate upon our consummation of our initial business combination (or in the event we cannot consummate an initial business combination in the required amount of time, then until the liquidation of our trust account as described elsewhere in this Form 20-F).

D. Exchange Controls and Other Limitations Affecting Security Holders

Under British Virgin Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.  Taxation

The following summary of the material British Virgin Islands and U.S. federal income tax consequences of an investment in our units, ordinary shares and warrants to acquire our ordinary shares, sometimes referred to collectively in the summary as our “securities,” is based upon laws and relevant interpretations thereof in effect as of the date of this Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under state, local and other tax laws.

British Virgin Islands Taxation

The Government of the British Virgin Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its securityholders (who are not tax resident in the British Virgin Islands).

The company, and all distributions, interest and other amounts paid by the company to persons who are not tax resident in the British Virgin Islands, will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the shares in the company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the company.

All instruments relating to transactions in respect of the shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from the payment of stamp duty in the British Virgin Islands, provided that they do not relate to real estate situated in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the company or its securityholders.

Japanese Taxation

General

The following summary is for general information purposes only describing certain Japanese tax considerations regarding the acquisition, holding, redemption and disposition of our ordinary shares and warrants. This summary only deals with holders of our ordinary shares and warrants that are Japanese or non-Japanese corporations or individuals other than the initial shareholders. This summary is not exhaustive of all possible tax considerations that may apply to a particular holder, and potential holders are advised to consult with their professional tax advisers regarding the overall tax consequences of the acquisition, ownership and disposition of our ordinary shares and warrants, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are a resident and under any tax treaty, convention or agreement between Japan and their country of residence. The statements regarding Japanese tax laws set forth below are based on Japanese tax laws or regulations presently in force as interpreted by the Japanese tax authorities as of the date hereof without prejudice to any amendments introduced at a later date or any changes in interpretation occurring at a later date.

For the purpose of the principal Japanese tax consequences described herein, it is assumed that:

●	holders have no permanent establishment in Japan,

●
no Japanese holder of ordinary shares, either directly or indirectly, holds, alone or together with associated parties, an interest of 5% or more of the total issued and outstanding shares of our company; and

●	our company is treated as a non-pass-through and taxable “foreign corporation” for Japanese tax purposes.

For the purposes of this summary, a “Japanese Corporate Holder” is a corporate holder maintaining its head office or main office within Japan. A “Japanese Individual Holder” is a Japanese resident holder who has his/her “domicile” in Japan or who has had a “residence” in Japan for one year or more. “Domicile” means an individual’s permanent abode, and “residence” means the place where the individual stays continuously for a certain period, but which cannot be deemed his/her permanent abode. A Japanese Corporate Holder and a Japanese Individual Holder are collectively referred to as a “Japanese Holder” herein. A “Non-Japanese Holder” is (i) a corporate holder other than Japanese Corporate Holders, or (ii) an individual holder other than Japanese Individual Holders.

Japanese Holders

General

A Japanese Holder would not generally be subject to tax on the income earned by our company at the time it is earned unless such Japanese Holder is subject to Japanese anti-tax-haven taxation. Japanese anti-tax-haven taxation would not apply to a Japanese Holder unless the Japanese Holder holds, either directly or indirectly, 5% or more of the total number of outstanding shares of our company. Losses incurred by our company would not be offset against the income of Japanese Holders at the time such losses are incurred.

There is presently no tax treaty between Japan and the British Virgin Islands, where our company was incorporated.

Dividends

A Japanese Corporate Holder is generally subject to Japanese corporate taxation on dividends it receives from our company, together with its other income.

A Japanese Individual Holder is generally subject to Japanese income taxation on dividends paid to the Japanese Individual Holder by our company, together with other income, at a progressive tax rate.

Such dividends paid to a Japanese Holder will be subject to withholding tax in Japan if they are paid through a securities company or other entity in Japan that provides intermediary, brokerage or agency services for receipt of such payment. If withholding tax is levied on a Japanese Individual Holder and our ordinary shares are traded in the listed market, he/she may be taxed on dividends separately from his/her other income.

Capital Gains

A Japanese Corporate Holder is generally subject to Japanese corporate taxation on capital gains realized at the time of sale of the shares, together with other income.

A Japanese Individual Holder is generally subject to Japanese income taxation on capital gains realized at the time of sale of the shares separately from his/her other income.

These capital gains will not generally be subject to Japanese withholding tax.

Redemption

With regard to redemption, a Japanese Holder is generally required to recognize (i) a deemed dividend corresponding to distribution of an amount corresponding to retained earnings proportionally computed by a statutory formula, and (ii) a capital gain or loss computed as the difference between the cost basis of the ordinary shares at the Japanese Holder’s level and the amount of consideration for the ordinary shares (deducting the amount corresponding to the deemed dividend computed in (i) above).

Warrants

A Japanese Holder will generally not recognize any gain or loss upon the acquisition of an ordinary share on the exercise of a warrant that is issued at fair market value. An ordinary share acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the Japanese Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. If a warrant is allowed to lapse without being exercised, a Japanese Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

Non-Japanese Holders

Dividends paid by our company to a Non-Japanese Holder in respect of ordinary shares and capital gains derived from the sale of ordinary shares or warrants outside Japan by a Non-Japanese Holder as a portfolio holder are, in general, not subject to Japanese income or corporation tax.

Japanese Inheritance and Gift Taxes

Japanese inheritance and gift taxes may be payable by an individual who has acquired ordinary shares from another individual as a legatee, heir or donee, if the acquiring individual is a Japanese resident. A non-Japanese resident will not generally be subject to Japanese inheritance and gift taxes when he/she acquires ordinary shares outside Japan.

United States Federal Income Taxation

General

This section is a general summary of the material United States Federal income tax provisions relating to the acquisition, ownership and disposition of our units, ordinary shares and warrants. This section does not address any aspect of United States Federal gift or estate tax, or the state, local or non-United States tax consequences of an investment in our ordinary shares and warrants, nor does it provide any actual representations as to any tax consequences of the acquisition, ownership or disposition of our ordinary shares and warrants.

Because the components of a unit are separable at the option of the holder, the holder of a unit generally will be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary share and warrant components of the unit, as the case may be. As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of ordinary shares and warrants should also apply to holders of units (as the deemed owners of the underlying ordinary shares and warrants that comprise the units).

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion assumes that the ordinary shares and warrants will trade separately and does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5 percent or more of our voting shares;

●	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

●	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of our securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distributions made (or deemed made) by us on our ordinary shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the descriptions herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES. IT DOES NOT PROVIDE ANY ACTUAL REPRESENTATIONS AS TO ANY TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES AND WE HAVE NOT OBTAINED ANY OPINION OF COUNSEL WITH RESPECT TO SUCH TAX CONSEQUENCES. AS A RESULT, EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

Allocation of Purchase Price and Characterization of a Unit

There is no authority addressing the treatment, for U.S. federal income tax purposes, of securities with terms substantially the same as the units, and, therefore, that treatment is not entirely clear. Each unit should be treated for U.S. federal income tax purposes as an investment unit consisting of one ordinary share and one warrant to acquire one ordinary share. For U.S. federal income tax purposes, each holder of a unit generally must allocate the purchase price of a unit between the ordinary share and the warrant that comprise the unit based on the relative fair market value of each at the time of issuance. The price allocated to each ordinary share and the warrant generally will be the holder’s tax basis in such share or warrant, as the case may be.

The foregoing treatment of our ordinary shares and warrants and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each holder is advised to consult its own tax advisor regarding the risks associated with an investment in a unit (including alternative characterizations of a unit) and regarding an allocation of the purchase price between the ordinary share and the warrant that comprise a unit. The balance of this discussion assumes that the characterization of the units described above is respected for U.S. federal income tax purposes.

U.S. Holders

Tax Reporting

Certain U.S. Holders may be required to file an IRS Form 926 (Return of a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement. Each U.S. Holder is urged to consult with its own tax advisor regarding this reporting obligation.

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid on our ordinary shares. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its ordinary shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders, under tax law currently in effect, for taxable years beginning before January 1, 2013, dividends will be taxed at the lower applicable long-term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares and Warrants” below) only if our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of ordinary shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of our ordinary shares which is taxable to the U.S. Holders of such ordinary shares as described under “— Taxation of Distributions Paid on Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of our ordinary shares or warrants (which, in general, would include a redemption of warrants or ordinary shares, as discussed below, and including as a result of a dissolution and liquidation in the event we do not consummate an initial business combination within the required time), and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants. See “— Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in the ordinary share acquired pursuant to the exercise of a warrant.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that under tax law currently in effect long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum regular rate of 15%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or warrants exceeds one year. It is unclear whether the redemption rights with respect to our ordinary shares may prevent a U.S. Holder from satisfying the applicable holding period requirements for this purpose. The deductibility of capital losses is subject to various limitations that are not described herein because a discussion of such limitations depends on each U.S. Holder’s particular facts and circumstances. Among such limitations is the deduction for losses upon a taxable disposition by a U.S. Holder of a warrant (whether or not held as part of a unit) if, within a period beginning 30 days before the date of such disposition and ending 30 days after such date, such U.S. Holder has acquired (by purchase or by an exchange on which the entire amount of gain or loss was recognized by law), or has entered into a contract or option so to acquire, substantially identical shares or securities. U.S. Holders who recognize losses with respect to a disposition of our ordinary shares or warrants should consult their own tax advisors regarding the tax treatment of such losses.

Redemption of Ordinary Shares

Subject to the PFIC rules described below, if a U.S. Holder redeems ordinary shares for the right to receive cash pursuant to the exercise of a shareholder redemption right or if we purchase a U.S. Holder’s ordinary shares in an open market transaction, for U.S. federal income tax purposes, such redemption will be subject to the following rules. If the redemption qualifies as a sale of the ordinary shares under Section 302 of the Code, the tax treatment of such redemption will be as described under “— Taxation on the Disposition of Ordinary Shares and Warrants” above. If the redemption does not qualify as a sale of ordinary shares under Section 302 of the Code, a U.S. Holder will be treated as receiving a distribution with the tax consequences described below. Whether redemption of our shares qualifies for sale treatment will depend largely on the total number of our ordinary shares treated as held by such U.S. Holder (including any shares constructively owned as a result of, among other things, owning warrants). The redemption of ordinary shares generally will be treated as a sale or exchange of the ordinary shares (rather than as a distribution) if the receipt of cash upon the redemption (i) is “substantially disproportionate” with respect to a U.S. Holder, (ii) results in a “complete termination” of such holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to such holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder must take into account not only our ordinary shares actually owned by such holder, but also our ordinary shares that are constructively owned by such holder. A U.S. Holder may constructively own, in addition to our ordinary shares owned directly, ordinary shares owned by related individuals and entities in which such holder has an interest or that have an interest in such holder, as well as any ordinary shares such holder has a right to acquire by exercise of an option, which would generally include ordinary shares which could be acquired pursuant to the exercise of the warrants. In order to meet the substantially disproportionate test, the percentage of our outstanding voting shares actually and constructively owned by a U.S. Holder immediately following the redemption of our ordinary shares must, among other requirements, be less than 80% of the percentage of our outstanding voting and ordinary shares actually and constructively owned by such holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of our ordinary shares actually and constructively owned by such U.S. Holder are redeemed or (ii) all of our ordinary shares actually owned by such U.S. Holder are redeemed and such holder is eligible to waive, and effectively waives, in accordance with specific rules, the attribution of shares owned by family members and such holder does not constructively own any other shares. The redemption of the ordinary shares will not be essentially equivalent to a dividend if such redemption results in a “meaningful reduction” of a U.S. Holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” U.S. Holders should consult with their own tax advisors as to the tax consequences of an exercise of the redemption right.

If none of the foregoing tests are satisfied, then the redemption may be treated as a distribution and the tax effects will be as described under “— Taxation of Distributions Paid on Ordinary Shares,” above. After the application of those rules, any remaining tax basis a U.S. Holder has in the redeemed ordinary shares will be added to the adjusted tax basis in such holder’s remaining ordinary shares. If there are no remaining ordinary shares, a U.S. Holder should consult its own tax advisors as to the allocation of any remaining basis.

U.S. Holders who actually or constructively own one percent or more of our shares (by vote or value) may be subject to special reporting requirements with respect to a redemption of ordinary shares, and such holders should consult with their own tax advisors with respect to their reporting requirements.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a warrant for cash. An ordinary share acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary share generally would begin on the day after the date of exercise of the warrant and will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the ordinary shares received would equal the holder’s basis in the warrant. If the cashless exercise were treated as not being a gain realization event, a U.S. Holder’s holding period in the ordinary shares would be treated as commencing on the date following the date of exercise of the warrant. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the warrant. It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of ordinary shares having a value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the ordinary shares represented by the warrants deemed surrendered and the U.S. Holder’s tax basis in the warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of the fair market value of the ordinary shares represented by the warrants deemed surrendered and the U.S. Holder’s tax basis in the warrants exercised. A U.S. Holder’s holding period for the ordinary shares would commence on the date following the date of exercise of the warrant. Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC for U.S. tax purposes if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Because we are a blank check company, with no current active business, we believe that it is likely that we will meet the PFIC asset or income test for our current taxable year ending September 30, 2013. However, pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income, if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. The applicability of the start-up exception to us will not be known until after the close of our current taxable year ending September 30, 2012. After the acquisition of a company or assets in a business combination, we may still meet one of the PFIC tests depending on the timing of the acquisition and the amount of our passive income and assets as well as the passive income and assets of the acquired business. If the company that we acquire in a business combination is a PFIC, then we will likely not qualify for the start-up exception and will be a PFIC for our current taxable year ending September 30, 2013. Our actual PFIC status for our current taxable year or any subsequent taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year ending September 30, 2013 or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or warrants and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, as described below, such holder generally will be subject to special rules with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants; and

●
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;

●
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

●
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder will avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants to acquire our ordinary shares. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election under the PFIC rules. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from us. If we determine we are a PFIC for any taxable year, we will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of us that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) ordinary shares in us and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. We will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or market-to-market election is made) and such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares and warrants should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares and warrants under their particular circumstances.

Non-U.S. Holders

Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a warrant, or the lapse of a warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “U.S. Holders — Exercise or Lapse of a Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holders gain on the sale or other disposition of our ordinary shares and warrants.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our ordinary shares within the United States to a U.S. Holder, subject to certain exceptions, and to the proceeds from sales and other dispositions of our ordinary shares or warrants by a U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a U.S. Holder and the proceeds from sales and other dispositions of shares or warrants by a U.S. Holder, in each case who:

●	fails to provide an accurate taxpayer identification number;

●	is notified by the IRS that backup withholding is required; or

●	fails to comply with applicable certification requirements.

A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

We will withhold all taxes required to be withheld by law from any amounts otherwise payable to any holder of our ordinary shares or securities, including tax withholding required by the backup withholding rules. Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the requisite information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

Recently enacted legislation imposes withholding tax at a rate of 30% on payments to certain foreign entities after December 31, 2012, on dividends on and the gross proceeds of dispositions of U.S. equity interests, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this legislation on their investment in the units.

Also, under recently enacted legislation, a U.S. holder is required to file with such U.S. holder’s income tax return new Form 8938 to report the ownership of shares or securities issued by a foreign corporation exceeding certain threshold amounts.

F.  Dividends and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H.  Documents on Display

We file annual reports on Form 20-F and furnish certain reports and other information with the SEC as required by the Exchange Act in accordance with our status as a foreign private issuer. You may read and copy any report or other document filed or furnished by us, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Koji Fusa, Chief Executive Officer.

I.  Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The net proceeds of our IPO, including amounts in the trust account, will be invested in U.S. government treasury bills with a maturity of 180 days or less or in registered money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest solely in U.S. Treasuries. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.  Debt Securities

Not applicable.

B.  Warrants and Rights

Not applicable.

C.  Other Securities

Not applicable.

D.  American Depositary Shares

Our securities trade directly on U.S. markets and do not trade through the use of American depositary receipts.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

There has been no default in the payment of principal, interest or sinking or purchase fund installments, or any other default relating to indebtedness, nor has there been any arrearage in the payment of dividends on any class of our preferred shares.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Material Modifications

There have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities. There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

Use of Proceeds

On October 18, 2012, the registration statement (SEC File No. 333-183775) (the “Registration Statement”) for the Company’s IPO was declared effective by the Securities and Exchange Commission.  On October 24, 2012, we consummated the IPO of 4,000,000 Units, registered on the Registration Statement. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $40,000,000.  The PrinceRidge Group LLC, acted as tha managing underwriter for the offering.

Simultaneously with the consummation of the IPO, we consummated the private placement of 3,600,000 warrants at a price of $0.75 per private placement warrant, generating total proceeds of $2,700,000.

On November 29, 2012, we consummated the closing of the sale of 200,000 Units, which were sold subject to the underwriter’s over-allotment option.  Since the underwriter did not exercise a portion of its over-allotment option, our initial shareholders forfeited an aggregate of 133,333 ordinary shares issued to them prior to the IPO.

The following table is a summary of how proceeds from the above-described offering were used to date:

Gross proceeds
Proceeds from sale of founders shares	$25,000
Gross proceeds from units offered to public	42,000,000
Gross proceeds from insider warrants offered in the private placement	2,700,000
Total gross proceeds	$44,725,000
Offering expenses(1)
Underwriting commissions (1.5% of gross proceeds from units offered to public, excluding deferred corporate finance fee)(2)	$630,000
Legal fees and expenses	235,187
Printing and engraving expenses	40,000
Accounting fees and expenses	35,000
NASDAQ Capital Market Listing fees	50,000
SEC filing fees	5,959
FINRA Registration fee	5,700
Miscellaneous	64,969
Total offering expenses	$1,066,815
Proceeds after offering expenses	43,658,185
Payment of formation costs	(3,190)
Not held in trust account	(284,995)
Held in trust account	$43,370,000
% of public offering size	103.3%

The following table shows the use of the $ 285,000 of net proceeds not held in the trust account and an additional $75,000 (based on current estimated yields) of interest earned on our trust account (net of taxes payable) that may be available to us to cover operating expenses, for a total of $360,000.

	Amount(3)	Percentage
Legal, accounting, due diligence, travel, and other expenses in connection with any business combination	$100,000	28.0%
Legal and accounting fees related to regulatory reporting obligations	40,000	11.0%
Administrative Fee	135,000	37.0%
Director and Officer Insurance	85,000	24.0%
TOTAL	$360,000	100%

(1)
A portion of the offering expenses were prepaid from the proceeds of an aggregate of $100,000 of loans and $52,876 of advances from our management team. The loans were repaid without interest upon the closing of our IPO out of the amount of offering proceeds that were allocated for the payment of offering expenses other than underwriting commissions.

(2)
The underwriting discount of 1.5% was paid at the closing of the IPO. The deferred corporate finance fee of 3.0% payable to The PrinceRidge Group LLC is payable upon consummation of our initial business combination and will be held in the trust account until consummation of such business combination. No discounts or commissions were paid with respect to the purchase of the insider warrants.

(3)
These are estimates only. Our actual expenditures for some or all of these items may differ from the estimates set forth herein. For example, we may incur greater legal and accounting expenses than our current estimates in connection with negotiating and structuring our initial business combination based upon the level of complexity of that business combination. We do not anticipate any change in our intended use of proceeds, other than fluctuations among the current categories of allocated expenses, which fluctuations, to the extent they exceed current estimates for any specific category of expenses, would be deducted from our excess working capital.

A total of $43,370,000 of the net proceeds from our IPO and the sale of the private placement warrants described above, including $1,260,000 deferred corporate finance fee payable to The PrinceRidge Group LLC, have been placed in a trust account with Continental Stock Transfer & Trust Company acting as trustee and will be invested only in U.S. government treasury bills with a maturity of 180 days or less or in registered money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest solely in U.S. Treasuries. Except for the interest income that may be released to us to pay any taxes and to fund our working capital requirements, as discussed below, none of the funds held in trust will be released from the trust account until the earlier of: (i) the consummation of our initial business combination by January 24, 2014 (or April 24, 2014 if we take advantage of the full 90-day extension), (ii) the redemption of shares held by public shareholders that seek to redeem their shares in connection with us taking advantage of the 90-day extension and (iii) our redemption of 100% of the outstanding public shares in the event we do not consummate our initial business combination within this time period.

The net proceeds held in the trust account may be used as consideration to pay the sellers of a target business with which we ultimately complete our initial business combination. If our initial business combination is paid for using shares or debt securities, or not all of the funds released from the trust account are used for payment of the purchase price in connection with our business combination, we may apply the cash released from the trust account that is not applied to the purchase price for general corporate purposes, including for maintenance or expansion of operations of acquired businesses, the payment of principal or interest due on indebtedness incurred in consummating our initial business combination, to fund the purchase of other companies or for working capital.

We believe that amounts not held in trust, as well as the interest income that may be released to fund our working capital requirements in addition to the loans discussed below, will be sufficient to pay the costs and expenses to which such proceeds are allocated. This belief is based on the fact that while we may begin preliminary due diligence of a target business in connection with an indication of interest, we intend to undertake in-depth due diligence, depending on the circumstances of the relevant prospective acquisition, only after we have negotiated and signed a letter of intent or other preliminary agreement that addresses the terms of our initial business combination. However, if our estimate of the costs of undertaking in-depth due diligence and negotiating our initial business combination is less than the actual amount necessary to do so, or the amount of interest available to use from the trust account is less than $75,000 as a result of the current interest rate environment, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable.

In addition, in order to finance transaction costs in connection with an intended initial business combination, one or more of our initial shareholders, officers, directors or their affiliates may, but are not obligated to, loan us funds as may be required. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the holder’s discretion, up to $500,000 may be converted into warrants at a price of $0.75 per warrant. The warrants would be identical to the insider warrants. The promissory notes will provide that if we do not complete a business combination, the amounts represented by such promissory notes will be forgiven.

The payment to Collabrium Advisors LLP, an affiliate of Andrew Williams, our Chairman of the Board, and Eureka Company Limited, an affiliate of Koji Fusa, our Chief Executive Officer, of an aggregate monthly fee of $7,500 is for general and administrative services including office space, utilities and secretarial support. This arrangement was agreed to by Collabrium Advisors LLP and Eureka Company Limited for our benefit and is not intended to provide Messrs. Williams or Fusa compensation in lieu of a salary. We believe, based on rents and fees for similar services in London and Tokyo, that the fee charged by Collabrium Advisors LLP and Eureka Company Limited is at least as favorable as we could have obtained from an unaffiliated third party. This arrangement will terminate upon completion of our initial business combination or the redemption of our public shares if we have not completed our initial business combination within the required time period. Other than the $7,500 per month fee, no compensation of any kind (including finder’s, consulting or other similar fees) will be paid to any of our initial shareholders, officers, directors or any of their affiliates prior to, or for any services they render in order to effectuate, the consummation of the business combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examiner their operations.

If we are no longer an FPI and seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, we may enter into privately negotiated transactions to purchase public shares from shareholders following our consummation of our initial business combination with proceeds released to us from the trust account immediately following consummation of our initial business combination. Our initial shareholder, directors, officers, advisors or their affiliates may also purchase shares in privately negotiated transactions either prior to or following the consummation of our initial business combination. Neither we nor our directors, officers, advisors or their affiliates will make any such purchases when we or they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Although we do not currently anticipate paying any premium purchase price (over the trust value) for such public shares, in the event we do, the payment of a premium may not be in the best interest of those shareholders not receiving any such premium because such shareholders may experience a reduction in book value per share compared to the value received by shareholders that have their shares purchased by us at a premium. Nevertheless, because any payment of a premium by us will be made only from proceeds released to us from the trust account following completion of a business combination, no such payments will reduce the per share amounts available in the trust account for redemption in connection with the business combination. There is no limit on the amount of shares that could be acquired by us after our initial business combination or by our affiliates prior to or after our initial business combination, or the price we or they may pay, if we hold a shareholder vote.

In no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. Furthermore, the redemption threshold may be further limited by the terms and conditions of our initial business combination. In such case, we would not proceed with the redemption of our public shares or the business combination, and instead may search for an alternate business combination.

A public shareholder will be entitled to receive funds from the trust account only upon the earlier to occur of: (i) our consummation of an initial business combination, and then only in connection with those ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein, (ii) the redemption of public shares by holders that seek to have their shares redeemed in connection with our taking advantage of the 90-day extension or (iii) the redemption of our public shares if we are unable to consummate our initial business combination within 15 months following the closing of our IPO (or 18 months if we have taken advantage of the 90-day extension), subject to applicable law and as further described herein and any limitations (including but not limited to cash requirements) created by the terms of the proposed business combination. In no other circumstances will a public shareholder have any right or interest of any kind to or in the trust account.

Our initial shareholders, officers and directors have agreed to waive their redemption rights with respect to any founder shares and public shares in connection with the consummation of our initial business combination. In addition, our initial shareholders, officers and directors have agreed to waive their right to liquidating distributions with respect to the founder shares if we fail to consummate our initial business combination by January 24, 2014 (or April 24, 2014 if we take advantage of the full 90-day extension). However, if our initial shareholders, or any of our officers, directors or affiliates acquire public shares after our IPO, they will be entitled to receive liquidating distributions with respect to such public shares if we fail to consummate our initial business combination within the required time period.

ITEM 15.	CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2012. Based upon their evaluation, they concluded that our disclosure controls and procedures were effective as of such date.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered oublic accounting firm regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. We will evaluate and report on our system of internal controls beginning with our Annual Report for the fiscal year ending September 30, 2013

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal year ended September 30, 2012 that has materially affected, or is reasonably likely to affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

See Item 6.C “Audit Committee — Financial Experts on Audit Committee” of this Form 20-F for the disclosure required by this item.

ITEM 16B.	CODE OF ETHICS.

On October 24, 2012, our board of directors adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller and any other person performing similar functions.  We will provide a copy of this code of ethics to any person that request it, free of charge.  Requests for copies of our code of ethics should be sent in writing to our Chairman of the Board.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

We paid $47,500 in audit fees for the year ended September 30, 2012.  We did not pay any additional amounts to our accountant.

Our audit committee of the board of directors pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

See Item 6.C “Audit Committee” of this Form 20-F for the disclosure required by this item.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Simultaneously with our IPO, our insiders purchased 3,600,000 private placement warrants as discussed elsewhere in this Form 20-F.  In connection with the partial exercise of the underwriter’s over-allotment option on November 29, 2012, 133,333 founder shares were forfeited by the initial shareholders.  As of February 11, 2013, we have made no other purchases of our equity securities, nor have our affiliates.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

We have not had a change in our certifying accountant since our inception.

ITEM 16G.	CORPORATE GOVERNANCE.

We currently rely upon the relevant home country exemptions in lieu of the NASDAQ Marketplace Rules with respect to the nominating committee or nomination process, the majority independence of our board of directors, the number of independent directors on the audit committee and the involvement of independent directors in the determination of executive compensation. For further details related to the home country practices we follow, see Item 6.C of this Form 20-F.

ITEM 16H.	MINE SAFETY DISCLOSURES.

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have provided financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

The following financial statements are filed as part of this annual report:

Collabrium Japan Acquisition Corporation

Index to financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the
Board of Directors and Shareholders
of Collabrium Japan Acquisition Corporation

We have audited the accompanying balance sheet of Collabrium Japan Acquisition Corporation (a company in the development stage) (the “Company”) as of September 30, 2012, and the related statements of operations, changes in shareholders’ equity and cash flows for the period from February 8, 2012 (inception) to September 30, 2012.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Collabrium Japan Acquisition Corporation (a company in the development stage), as of September 30, 2012, and the results of its operations and its cash flows for the period from February 8, 2012 (inception) to September 30, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum LLP

Marcum LLP
New York, NY
February 11, 2013

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

BALANCE SHEET
September 30, 2012

Assets
Current asset - Cash and cash equivalents	$18,495
Deferred offering costs	317,092
Total Assets	$335,587

Current Liabilities
Accrued offering expenses	$190,901
Advance from a shareholder	22,876
Notes Payable to shareholders	100,000
Total Liabilities	313,777

Commitments

Shareholders’ Equity
Preferred Stock, no par value, unlimited shares authorized; none issued or outstanding	-
Ordinary shares, no par value, unlimited shares authorized; 1,533,333 shares issued and outstanding(1)	25,000
Deficit accumulated during the development stage	(3,190)
Total Shareholders’ Equity	21,810

Total Liabilities and Shareholders’ Equity	$335,587

(1)	Includes an aggregate of 133,333 ordinary shares forfeited by the initial shareholders on November 29, 2012 because the underwriter’s over-allotment was not exercised in full.

The accompanying notes are an integral part of these financial statements

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

STATEMENT OF OPERATIONS
For the period from February 8, 2012 (Inception) to September 30, 2012

Formation Costs and Operating Expenses	$(3,190)
Net Loss	$(3,190)
Basic and Diluted Net Loss Per Share	$(0.00)
Weighted Average Shares Outstanding, Basic and Diluted (1)	1,400,000

(1)	Reflects an aggregate of 133,333 ordinary shares forfeited by the initial shareholders on November 29, 2012 because the underwriter’s over-allotment option was not exercised in full.

The accompanying notes are an integral part of these financial statements

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

STATEMENT OF CASH FLOWS
For The period from February 8, 2012 (Inception) to September 30, 2012

Cashflows from Operating Activities
Net loss	$(3,190)
Net cash used in operating activities	(3,190)

Cashflows from Financing Activities
Proceeds from sale of ordinary shares to initial shareholders	25,000
Advance from a shareholder	22,876
Proceeds from notes payable to shareholders	25,000
Payment of deferred offering costs	(51,191)
Net cash provided by financing activities	21,685

Net increase in cash	18,495
Cash and cash equivalents, beginning of period	-

Cash and cash equivalents, end of period	$18,495

Non-cash financing activity
Payment of deferred offering costs made by shareholders and included in notes payable to shareholders	$75,000

The accompanying notes are an integral part of these financial statements

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For The period from February 8, 2012 (Inception) to September 30, 2012

	Ordinary Shares(1)		Deficit Accumulated During the Development	Total Shareholders’
	Shares	Amount	Stage	Equity
Ordinary shares issued February 8, 2012 at approximately $0.02 per share for cash	3	$—	$—	$—
Ordinary shares issued April 6, 2012 at approximately $0.02 per share for cash	1,533,330	25,000	—	25,000
Net Loss	--	--	(3,190)	(3,190)
Balance at September 30, 2012	1,533,333	$25,000	$(3,190)	$21,810

(1)	Includes an aggregate of 133,333 ordinary shares forfeited by the initial shareholders on November 29, 2012 because the underwriter’s over-allotment option was not exercised in full.

The accompanying notes are an integral part of these financial statements

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization, Plan of Business Operations and Liquidity

Collabrium Japan Acquisition Corporation (a company in the development stage) (the “Company”) was incorporated in the British Virgin Islands on February 8, 2012 as a business company with limited liability formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or any other similar business combination with, one or more businesses or entities (a “Business Combination”).

The accompanying financial statements are presented in US Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

At September 30, 2012, the Company had not yet commenced any operations. All activity through September 30, 2012 relates to the Company’s formation and the public offering as described below.  On October 24, the Company changed its fiscal year-end from December 31 to September 30.

The Company is considered to be a development stage company and, as such, the Company’s financial statements are prepared in accordance with the Accounting Standards Codification (“ASC”) Topic 915 “Development Stage Entities.” The Company is subject to all of the risks associated with development stage companies.

The registration statement for the Company’s initial public offering (“Public Offering”) was declared effective on October 18, 2012. On October 24, 2012, the Company consummated the Public Offering and received proceeds, net of underwriter’s discount, of $39,400,000 and simultaneously received $2,700,000 from the issuance of 3,600,000 warrants (“Insider Warrants”) in a private placement (the “Private Placement”) (See Note 3).  On November 29, 2012, the Company consummated the closing of the sale of 200,000 Units which were sold subject to the underwriter’s over-allotment option and the Company received proceeds, net of underwriter’s discount, of $1,970,000.

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

NOTES TO THE FINANCIAL STATEMENTS

Note 1 — Organization, Plan of Business Operations and Liquidity (continued)

The Company’s management has broad discretion with respect to the specific application of the net proceeds of this Public Offering and the Private Placement (See Note 3), although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to affect a Business Combination successfully. Upon the closing of the Public Offering including the closing of a portion of the over-allotment option, $43,370,000 (approximately $10.33 per Public Share sold), including the proceeds of the Private Placement, is held in a trust account (“Trust Account”) and will be invested in United States government treasury bills having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in U.S. treasuries until the earlier of the consummation of the initial Business Combination and the Company’s failure to consummate a Business Combination within the prescribed time. Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. The Company’s Chairman of the Board and the Company’s Chief Executive Officer have agreed that they will be jointly and severally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered, contracted for or products sold to the Company. However, they may not be able to satisfy those obligations should they arise. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. In addition, (1) interest income on the funds held in the Trust Account can be released to the Company to pay its income and other tax obligations and (2) interest income on the funds held in the Trust Account can be released to the Company to pay for its working capital requirements in connection with searching for a Business Combination.

The Company’s securities are listed on the Nasdaq Capital Markets (“Nasdaq”). Pursuant to the Nasdaq listing rules, the target business or businesses that the Company completes a Business Combination with must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account less the deferred commission (Note 7) and amounts to pay tax obligations at the time of the execution of a definitive agreement for its initial Business Combination, although the Company may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance.

COLLABRIUM JAPAN ACQUISITION CORPORATION
(A Company in the Development Stage)

NOTES TO THE FINANCIAL STATEMENTS

Note 1 — Organization, Plan of Business Operations and Liquidity (continued)

The Company was required to determine if it was a foreign private issuer (“FPI”) under Rule 3b-4(d) of the Exchange Act, as of a date within 30 days of the filing of the Registration Statement with the Securities and Exchange Commission for the Public Offering. The Company determined it was an FPI prior to the filing of the Registration Statement. As an FPI, the Company will be required to comply with the tender offer rules in connection with its initial Business Combination. The Company is required to determine its status as an FPI on an ongoing basis for all subsequent fiscal years as of the last day of its most recently completed second fiscal quarter. On such date, if the Company no longer qualifies as an FPI (as set forth in Rule 3b-4 of the Exchange Act), the Company will then become subject to the U.S. domestic issuer rules as of the first day of its fiscal year following the determination date.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to provide shareholders who acquired shares in the Public Offering (“Public Shareholders”) with the opportunity to redeem their public shares for a pro rata share of the Trust Account by means of a tender offer (or it may have the option of conducting redemptions in conjunction with a proxy solicitation pursuant to the proxy rules if the Company is no longer an FPI). Each Public Shareholder will be entitled to receive a full pro rata portion of the amount then in the Trust Account (initially approximately $10.33 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company or necessary to pay its taxes). In no event will the Company consummate an initial Business Combination and allow redemptions of public shares such that the Company would have less than $5,000,001 in net tangible assets (including as a result of any redemptions that occurred upon us taking advantage of the extension period described below). All of the Initial Shareholders, as defined in Note 5, waived any redemption rights they may have in connection with the initial Business Combination pursuant to letter agreements executed prior to the Public Offering.

Notwithstanding the foregoing redemption rights, if the Company is no longer an FPI and the Company seeks shareholder approval of its initial Business Combination and it does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Company’s memorandum and articles of association provides that a public shareholder, individually or together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 19.9% of the shares sold in the Public Offering.

The Company’s amended and restated memorandum and articles of association provides that the Company will continue in existence only until January 24, 2014 (or April 24, 2014 if the company takes advantage of the full 90-day extension period described below). If the Company has not completed a Business Combination by such date, it will trigger the automatic liquidation of the Trust Account and the voluntary liquidation of the Company. If the Company is forced to liquidate prior to a Business Combination, its Public Shareholders are entitled to have their shares redeemed for a pro rata portion of the Trust Account, including any interest, and any net assets remaining available for distribution to them after payment of liabilities. The Initial Shareholders have agreed to waive their rights to share in any distribution with respect to their initial shares held prior to the Public Offering.

Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, if the Company anticipates that it may not be able to consummate a Business Combination by January 24, 2014 (15 months from the closing of the Public Offering), the Company may extend the period of time to consummate a Business Combination by up to an additional 90 days by offering Public Shareholders the right to have their shares redeemed for a pro rata portion of the amount then on deposit in the Trust Account; provided that the Company will not extend the period of time to consummate an Business Combination if it will cause the Company to have less than $5,000,001 of net tangible assets.

COLLABRIUM JAPAN ACQUISITION CORPORATION
(A Company in the Development Stage)

NOTES TO THE FINANCIAL STATEMENTS

Note 1 — Organization, Plan of Business Operations and Liquidity (continued)

The Company has limited resources from which to pay its expenses until a Business Combination is completed.  The Company anticipates that in order to fund its working capital requirements, it may need to use all of the remaining funds not held in trust and the interest earned on the funds held in the trust account. In the event that its working capital requirements exceed amounts not held in trust and the interest earned on the funds held in the trust account, the Company may need to enter into contingent fee arrangements with its vendors or raise additional capital through loans or additional investments from its initial shareholders, officers, directors, or third parties.  None of the initial shareholders, officers or directors is under any obligation to advance funds to, or invest in, the Company.  Accordingly, significant uncertainties include the inability to obtain additional financing if needed to execute its business plan until a Business Combination is completed.

Note 2 — Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash deposits with major financial institutions.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under ASC Topic 740 “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on de-recoginition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company has identified the British Virgin Islands as its only ‘major’ tax jurisdiction. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on February 8, 2012, the evaluation was performed for the short period from February 8, 2012 through September 30, 2012, which is the only period subject to examination. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material changes to its financial position.

COLLABRIUM JAPAN ACQUISITION CORPORATION
(A Company in the Development Stage)

NOTES TO THE FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies - (continued)

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the period from February 8, 2012 (inception) through September 30, 2012. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

Loss Per Share

Loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period. Weighted average shares were reduced for the effect of an aggregate of 133,333 ordinary shares that were forfeited by the Initial Shareholders on November 29, 2012 because the underwriter’s over-allotment option was not exercised in full.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Subsequent Events

Management has evaluated subsequent events that have occurred after the balance sheet date through the date the financial statements were publically available to determine if events or transactions occurring after the balance sheet date require potential adjustment to or disclosure in the financial statements and has concluded that except for the closing of the Public Offering and the Private Placement discussed in Note 3 and related transactions, no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Note 3 — Public Offering and Private Placement

On October 24, 2012, the Company sold 4,000,000 units at an offering price of $10.00 per unit generating gross proceeds of $40,000,000 in the Public Offering.  On November 29, 2012, the Company consummated the closing of the sale of 200,000 Units at an offering price of $10.00 per unit, which were sold pursuant to the underwriter’s over-allotment option in the Public Offering, generating gross proceeds of $2,000,000

Each Unit consists of one ordinary share in the Company and one Warrant to purchase one ordinary share in the Company (“Warrants”). Each Warrant entitles the holder to purchase one ordinary share at a price of $11.50 commencing on the later of the completion of an initial Business Combination and October 18, 2013 and expiring five years from the completion of an initial Business Combination, or earlier upon redemption. The Company may redeem the Warrants at a price of $0.01 per Warrant upon 30 days’ notice, only in the event that the last sale price of the ordinary shares (or the closing bid price of the ordinary shares in the event the ordinary shares are not traded on any specific trading day) is at least $17.50 per share for any 20 trading days within a 30-trading day period (“30-Day Trading Period”) ending on the third day prior to the date on which notice of redemption is given and there is a current registration statement in effect with respect to the ordinary shares underlying such Warrants during the 30-Day Trading Period and continuing until the date of redemption.

COLLABRIUM JAPAN ACQUISITION CORPORATION
(A Company in the Development Stage)

NOTES TO THE FINANCIAL STATEMENTS

Note 3 — Public Offering and Private Placement - (continued)

In accordance with the warrant agreement relating to the Warrants sold and issued in the Public Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. There are no contractual penalties for failure to deliver securities if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration statement is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant for cash and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the Warrant exercise.

However, if a registration statement covering the ordinary shares issuable upon exercise of the Warrants and a prospectus relating to such ordinary shares has not been declared effective within 90 days following the closing of the Business Combination, commencing on that day, warrant holders may, until such time as there is an effective registration statement and during any period thereafter when the Company has failed to maintain an effective registration statement, exercise warrants on a cashless basis.

Simultaneously with the consummation of the Public Offering, the Company consummated the Private Placement with the sale of 3,600,000 Warrants (“Private Placement Warrants”) to its initial shareholders at a price of $0.75 per share, generating total proceeds of $2,700,000. The Private Placement Warrants are identical to the Warrants sold to public investors in the Public Offering except that: (i) the Private Placement Warrants were purchased pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, (ii) the Private Placement Warrants are non-redeemable and (iii) the Private Placement Warrants are exercisable on a “cashless” basis, in each case, if held by the initial holders or permitted assigns. The Initial Shareholders have agreed that the Private Placement Warrants (including the ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or saleable (except to certain permitted transferees) until 30 days after the completion of an initial Business Combination.

Note 4 — Deferred Offering Costs

Deferred offering costs consist principally of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Public Offering and that were charged to shareholders’ equity on October 24, 2012.

 Note 5 — Notes Payable to Shareholders

The Company issued an aggregate of $100,000 principal amount unsecured promissory notes to its officers and directors on April 15, 2012. The notes were non-interest bearing and were payable on the earlier of (i) April 15, 2013, (ii) the consummation of the Public Offering or (iii) the date on which the Company determines not to proceed with the Public Offering. Due to the short-term nature of the notes, the fair value of the notes approximated the carrying amount.  The Company repaid these notes following the Public Offering

Note 6 — Advance from Shareholders

As of September 30, 2012, the Company received $22,876 as an advance from an initial shareholder of the Company. The advance was repaid following the Public Offering.

COLLABRIUM JAPAN ACQUISITION CORPORATION
(A Company in the Development Stage)

NOTES TO THE FINANCIAL STATEMENTS

Note 7— Commitments

The Initial Shareholders and the holders of the Insider Warrants (or underlying shares) have registration rights with respect to the initial shares and the Insider Warrants (or underlying ordinary shares) pursuant to agreements signed prior to Public Offering. The holders of the majority of the initial shares and the Insider Warrants (or underlying ordinary shares) are entitled to demand that the Company register these securities at any time after the

Company consummates a Business Combination. In addition, the Initial Shareholders and holders of the Insider Warrants (or underlying ordinary shares) have certain ‘‘piggy-back’’ registration rights on registration statements filed after the Company’s consummation of a Business Combination.

The Company entered into an agreement with the underwriter of the Public Offering (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the Company paid 1.5% of the gross proceeds of the Public Offering or $630,000 as underwriting discounts and commissions upon closing of the Public Offering. The Company will also pay the underwriter in the Public Offering a deferred underwriting discount (“Deferred Commission”) of 3% of the gross proceeds of the Public Offering which is held in the Trust Account.

The Company granted the underwriter in the Public Offering a 45-day option to purchase up to an additional 600,000 Units solely to cover over-allotments, if any.  On November 29, 2012, the Company sold 200,000 Units subject to the over-allotment option and the remaining portion of the over-allotment option expired unexercised.

The Company has sold to the underwriter, for $100, an option to purchase up to 400,000 units at $15.00 per unit. The underwriter’s unit purchase option will be exercisable starting on the later of the completion of a Business Combination and October 18, 2013 and ending on October 17, 2017. The units issuable upon exercise of this option are identical to those sold in the Public Offering. The Company accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimates that the fair value of this unit purchase option is approximately $255,000 (or $0.64 per unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 20%, (2) risk-free interest rate of 0.86% and (3) expected life of five years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the unit purchase option without the payment of any cash. The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

COLLABRIUM JAPAN ACQUISITION CORPORATION
(A Company in the Development Stage)

NOTES TO THE FINANCIAL STATEMENTS

Note 8 — Commitments - (continued)

The Company presently occupies office space provided by Collabrium Advisors LLP – an affiliate of Mr. Andrew Williams, the Company’s Chairman, and Eureka Company Limited – an Affiliate of Mr. Koji Fusa, the Company’s Chief Executive Officer. Such affiliates have agreed that beginning October 18, 2012, until the

Company consummates a Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such services commencing on November 1, 2012.

Note 9 — Shareholders’ Equity

Preferred Stock

The Company’s amended and restated memorandum and articles of association authorizes the issuance of an unlimited number of preferred shares divided into five classes, Class A through Class E each with such designation, rights and preferences as may be determined by our board of directors. No preferred shares are currently issued or outstanding.

Ordinary Shares

The Company is authorized to issue an unlimited number of ordinary shares with no par value per share.

In connection with the organization of the Company, a total of 1,533,333 ordinary shares were sold to the founders (“Initial Shareholders”) at a price of approximately $0.02 per share for an aggregate of $25,000 (the “Initial Shares”).    As a result of the partial exercise of the over-allotment option by the underwriter in the Public Offering, the Company’s Initial Shareholders were required to forfeit an aggregate of 133,333 Initial Shares on November 29, 2012.

The Initial Shareholders have agreed not to transfer, assign or sell any of the Initial Shares (except to permitted transferees) until (i) with respect to 20% of such shares, upon consummation of an initial Business Combination, (ii) with respect to 20% of such shares, when the closing price of the Company’s ordinary shares exceeds $12.00 for any 20 trading days within a 30 trading day period following the consummation of an initial Business Combination, (iii) with respect to 20% of such shares, when the closing price of the Company’s ordinary shares exceeds $13.50 for any 20 trading days within a 30 trading day period following the consummation of an initial Business Combination, (iv) with respect to 20% of such shares, when the closing price of the Company’s ordinary shares exceeds $15.00 for any 20 trading days within a 30 trading day period following the consummation of an initial Business Combination, (v) with respect to 20% of such shares, when the closing price of the Company’s ordinary shares exceeds $17.00 for any 20 trading days within a 30 trading day period following the consummation of an initial Business Combination and (vi) with respect to 100% of such shares, immediately if, following a Business Combination, the Company engages in a subsequent transaction (1) resulting in its shareholders having the right to exchange their shares for cash or other securities or (2) involving a consolidation, merger or other change in the majority of the Company’s board of directors or management team in which the company is the surviving entity.

ITEM 19.	EXHIBITS.

The list of exhibits set forth under the “Exhibit Index” of this Form 20-F is incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: February 11, 2013
COLLABRIUM JAPAN ACQUISITION CORPORATION

By:	/s/ Koji Fusa
Name: Koji Fusa
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to our Report of Foreign Private Issuer on Form 6-K filed October 24, 2012).
2.1	Specimen Unit Certificate (incorporated by reference to our Registration Statement of Form F-1 filed on September 7, 2012).
2.2	Specimen Ordinary Share Certificate (incorporated by reference to our Registration Statement of Form F-1 filed on September 7, 2012).
2.3	Specimen Warrant Certificate (incorporated by reference to our Registration Statement of Form F-1 filed on September 7, 2012).
2.4	Unit Purchase Agreement (incorporated by reference to our Registration Statement of Form F-1 filed on September 7, 2012).
2.5
Warrant Agreement between Continental Stock Transfer & Trust and the Company, dated October 18, 2012 (incorporated by reference to our Report of Foreign Private Issuer on Form 6-K filed October 24, 2012).

4.1	Underwriting Agreement between The PrinceRidge Group LLC and the Company, dated October 18, 2012 (incorporated by reference to our Report of Foreign Private Issuer on Form 6-K filed October 24, 2012).
4.2	Form of Promissory Notes issued to each of Andrew Williams, Koji Fusa and Hiroshi Tamada (incorporated by reference to our Registration Statement of Form F-1 filed on September 7, 2012).
4.3
Letter Agreement between the Company, Initial Shareholders and Officers and Directors of Company, dated October 18, 2012 (incorporated by reference to our Report of Foreign Private Issuer on Form 6-K filed October 24, 2012).

4.4
Investment Management Trust Agreement between the Company and Continental Stock Transfer & Trust Company, dated October 18, 2012 (incorporated by reference to our Report of Foreign Private Issuer on Form 6-K filed October 24, 2012).

4.5
Registration Rights Agreement among the Company, Initial Shareholders and Initial Investors, dated October 18, 2012 (incorporated by reference to our Report of Foreign Private Issuer on Form 6-K filed October 24, 2012).

4.6	Form of Subscription Agreement for Private Placement Warrants (incorporated by reference to our Registration Statement of Form F-1 filed on September 7, 2012).
4.7
Form of Administrative Services Agreement among the Company, Collabrium Advisors and Eureka Company Limited (incorporated by reference to our Registration Statement of Form F-1 filed on September 7, 2012).

12.1	Certification of Principal Executive Officer and Principal Financial and Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 USC § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document