Form 20-F
period 2013-09-30
Collabrium Japan Acquisition Corp
filed 2014-02-18
CIK 1548281

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

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

Koji Fusa, Chief Executive Officer, c/o Collabrium Advisors LLP 16 Old Bond Street, London W1S 4PS 44-20-7408-4710
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Units, each consisting of one Ordinary Share, no par value, and one Warrant	The NASDAQ Stock Market LLC
Ordinary Shares, no par value	The NASDAQ Stock Market LLC
Warrants, each to purchase one ordinary share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 5,600,000 Ordinary Shares, no par value, as of September 30, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒   International Financial Reporting Standards as issued by the International Accounting Standards Board ☐                         Other ☐

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

We are a British Virgin Islands blank check company organized on February 8, 2012 as a business company with limited liability.  We were organized for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or any other similar business combination with, one or more businesses or entities.  Our efforts to identify a prospective target business will not be limited to a particular industry or geographic location.  However, we have focused on target businesses that either have their primary operations located in Japan or that are operating outside of Japan but are Japanese owned.

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

A.  Selected Financial Data

This information is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein.  The financial results should not be construed as indicative of financial results for subsequent periods. See Item 5 of this Form 20-F and the financial statements and the accompanying notes thereto included under Item 18 of this Form 20-F for further information about our financial results and condition.

	For the period
	from February 8, 2012 (inception) through September 30, 2012	For the year ended September 30, 2013
	(in US$)
Total assets	$335,587	$43,513,269
Total liabilities	313,777	4,360,939
Current assets	18,495	143,269
Formation costs and operational expenses	3,190	569,492
Net loss	(3,190)	(4,397,547)
Basic and diluted loss per share	$(0.00)	$(1.87)

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

We are a blank check company with no operating results, and we will not commence operations until consummating our initial business combination. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective of completing our initial business combination with one or more target businesses. We may be unable to complete our initial business combination by April 24, 2014. If we fail to complete our initial business combination by such date, we will dissolve and liquidate and never generate any operating revenues.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

As of September 30, 2013, we had $127,536 in cash and interest earned on the funds in the trust account available to us of $15,733 and a working capital deficit of $269,137. Further, we have incurred and expect to continue to incur significant costs in pursuit of our acquisition plans. Management’s plans to address this need for capital is discussed in the section of this Form 20-F titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this Form 20-F do not include any adjustments that might result from our inability to continue as a going concern.

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

Our board of directors may consummate an initial business combination without seeking shareholder approval, unless the business combination would require shareholder approval under British Virgin Islands law or the rules of the NASDAQ Capital Market or if we decide to hold a shareholder vote for business reasons.  Accordingly, public shareholders may not have the right or opportunity to vote on the business combination. As a result, your only opportunity to affect the investment decision regarding a potential business combination may be limited to exercising your redemption rights within the period of time (which will be at least 20 business days) set forth in our tender offer documents mailed to our public shareholders in which we describe a proposed business combination.

The ability of our public shareholders to redeem their shares for cash may make our financial condition unattractive to potential business combination targets, which may make it difficult for us to enter into a business combination with a target.

We may enter into a transaction agreement with a prospective target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. If too many public shareholders exercise their redemption rights, we may not be able to meet such closing condition, and as a result, would not be able to proceed with the business combination. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. Our amended and restated memorandum and articles of association requires us to provide all of our public shareholders with an opportunity to redeem all of their shares in connection with the consummation of any initial business combination, although our initial shareholders (as that term is defined in Item 4.A of this Form 20-F), officers and directors have agreed to waive their redemption rights with respect to their initial shares and public shares in connection with the consummation of an initial business combination. Consequently, if accepting all properly submitted redemption requests would cause our net tangible assets to be less than $5,000,001 or such greater amount necessary to satisfy a closing condition as described above, we would not proceed with such redemption and the related business combination. Prospective targets would be aware of these risks and, thus, may be reluctant to enter into a business combination transaction with us.

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

We may not be able to consummate our initial business combination by April 24, 2014, in which case we would cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate.

We must complete our initial business combination by April 24, 2014. We may not be able to find a suitable target business and consummate our initial business combination within such time period. If we are unable to consummate our initial business combination such dates, we will, as promptly as reasonably possible but no more than ten business days thereafter, distribute the aggregate amount then on deposit in the trust account, pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described herein. This redemption of public shareholders from the trust account shall be done automatically by function of our memorandum and articles of association and prior to any voluntary winding up.

The requirement that we complete our initial business combination by April 24, 2014 may give potential target businesses leverage over us in negotiating a business combination and may decrease our ability to conduct due diligence on a potential business combination target as we approach this deadline, which could undermine our ability to consummate our initial business combination on terms that would produce value for our shareholders.

            We have until April 24, 2014 to consummate our initial business combination.  Any potential target business with which we enter into negotiations concerning our initial business combination will be aware that we must consummate our initial business combination by such date. Consequently, such target businesses may obtain leverage over us in negotiating our initial business combination, knowing that if we do not complete our initial business combination with that particular target business, we may be unable to complete our initial business combination with any target business. In addition, we may have limited time to conduct due diligence and may enter into our initial business combination on terms that we would have rejected upon a more comprehensive investigation.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares or warrants, potentially at a loss.

Our public shareholders shall be entitled to receive funds from the trust account only in the event of a redemption to public shareholders prior to any winding up in the event we do not consummate our initial business combination or if they redeem their shares pursuant to a tender offer in connection with an initial business combination that we consummate as described elsewhere in this Form 20-F and our IPO prospectus. In no other circumstances will a shareholder have any right or interest of any kind to the funds in the trust account.  Warrant holders will have no right to any of the funds held in the trust account.  Accordingly, you may be forced to sell your public shares or warrants, potentially at a loss, to liquidate your investment in our securities.

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

We may be unable to complete our initial business combination due to our lack of working capital.

We have utilized all of the funds available to us outside of the trust account, plus the interest earned on the funds held in the trust account that may be available to us.  As a result, we have been forced to borrow funds from our initial shareholders, officers or directors to operate.  Such individuals are under no obligation to loan us any funds in the future.  Accordingly, if they cease providing us with the necessary working capital to continue operations, we will not be able to consummate an initial business combination and will be required to dissolve and liquidate.

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

Our placing of funds in the trust account may not protect those funds from third party claims against us. Although we have sought to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, such agreements may not prevent them from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

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

By letter agreement executed in connection with our IPO, Koji Fusa, our Chief Executive Officer, and Andrew Williams, our Chairman of the Board, have agreed that they will be jointly and severally liable to us, if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a business combination, reduce the amounts in the trust account to below approximately $10.33 per share except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account (even if such waiver is deemed to be unenforceable) and except as to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked Messrs. Fusa or Williams to reserve for such indemnification obligations and they may not be able to satisfy those obligations. We have not independently verified whether Messrs. Fusa or Williams have sufficient funds to satisfy the potential indemnity obligation and, therefore, they may not be able to satisfy the obligation.

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

Our proposed business activities do not fall within the scope of the financial services activities which are regulated by the Financial Services Commission of the British Virgin Islands. Accordingly, our business activities are not subject to any regulatory supervision in the British Virgin Islands by the Financial Services Commission of the British Virgin Islands. As a result, shareholders are not protected by any regulatory supervision or inspections by any regulatory agency in the British Virgin Islands which might otherwise apply to entities whose business activities were required to be regulated by the Financial Services Commission of the British Virgin Islands and the company is not required to observe any British Virgin Islands specific regulatory restrictions in respect of its conduct.

If we are unable to consummate our initial business combination, our public shareholders may be forced to wait beyond April 24, 2014 before redemption from our trust account.

If we are unable to consummate our initial business combination by April 24, 2014, we will, as promptly as reasonably possible but no more than ten business days thereafter, distribute the aggregate amount then on deposit in the trust account, pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described herein. Any redemption of public shareholders from the trust account shall be effected automatically by function of our memorandum and articles of association and will occur prior to any voluntary winding up. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate our initial business combination prior thereto and only then in cases where investors have sought to redeem their ordinary shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we are unable to complete our initial business combination.

If we are deemed to be insolvent, distributions, or part of them, may be delayed while the insolvency liquidator determines the extent of potential creditor claims. In these circumstances, prior payments made by us may be deemed “voidable transactions.”

If we do not complete our initial business combination by April 24, 2014, this will trigger an automatic redemption of public shareholders from the trust account pursuant to our memorandum and articles of association.

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

Our initial shareholders, officers and directors have waived their right to participate in any liquidation distribution with respect to the shares issued to them prior to our initial public offering (the “initial shares”). In addition, Messrs. Fusa and Williams have agreed that they will be jointly and severally liable to us, for all claims of creditors to the extent that we fail to obtain executed waivers from such entities in order to protect the amounts held in trust, except as to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. However, we cannot assure you that the liquidator will not determine that he or she requires additional time to evaluate creditors’ claims (particularly if there is uncertainty over the validity or extent of the claims of any creditors). We also cannot assure you that a creditor or shareholder will not file a petition with the British Virgin Islands court which, if successful, may result in our liquidation being subject to the supervision of that court. Such events might delay distribution of some or all of our assets to our public shareholders.

If deemed to be insolvent, distributions made to public shareholders, or part of them, from our trust account may be subject to claw back in certain circumstances.

If we do not complete our initial business combination by April 24, 2014, and instead distribute the aggregate amount then on deposit in the trust account, pro rata to our public shareholders by way of redemption, it will be necessary for our directors to pass a board resolution approving the redemption of those ordinary shares and the payment of the proceeds to public shareholders. Such board resolutions are required to confirm that we satisfy the solvency test prescribed by the BVI Business Companies Act, 2004 of the British Virgin Islands (the “Companies Act”), (namely that our assets exceed our liabilities; and that we are able to pay our debts as they fall due). If, after the redemption proceeds are paid to public shareholders, it transpires that our financial position at the time was such that it did not satisfy the solvency test, the Companies Act provides a mechanism by which those proceeds could be recovered from public shareholders. However, the Companies Act also provides for circumstances where such proceeds could not be subject to claw back, namely where (a) the public shareholders received the proceeds in good faith and without knowledge of our failure to satisfy the solvency test; (b) a public shareholder altered its position in reliance of the validity of the payment of the proceeds; or (c) it would be unfair to require repayment of the proceeds in full or at all.

The grant of registration rights to our initial shareholders and holders of the insider warrants may make it more difficult to complete our initial business combination, and the future exercise of such rights may adversely affect the market price of our ordinary shares.

Pursuant to an agreement entered into concurrently with the issuance and sale of the securities in our IPO, our initial shareholders can demand that we register the initial shares, the warrants sold privately by us simultaneously with the consummation of our IPO (the “insider warrants”) and the ordinary shares issuable upon exercise of the insider warrants and warrants that may be issued upon conversion of working capital loans. We will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our ordinary shares. In addition, the existence of the registration rights may make our initial business combination more costly or difficult to conclude. This is because the shareholders of the target business may increase the equity stake they seek in the combined entity or ask for more cash consideration to offset the negative impact on the market price of our ordinary shares that is expected when the securities owned by our initial shareholders are registered.

Because we have not selected a specific target businesses with which to pursue our initial business combination, you will be unable to ascertain the merits or risks of any particular target business’ operations.

Because we have not yet identified any specific target business with respect to our initial business combination, there is no basis to evaluate the possible merits or risks of any particular target business’s operations, results of operations, cash flows, liquidity, financial condition or prospects. To the extent we consummate our initial business combination, we may be affected by numerous risks inherent in the business operations with which we combine. For example, if we combine with a financially unstable business or an entity lacking an established record of sales or earnings, we may be affected by the risks inherent in the business and operations of a financially unstable or a development stage entity. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we may not properly ascertain or assess all of the significant risk factors or that we will have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business. An investment in our units may not ultimately prove to be more favorable to investors than a direct investment, if such opportunity were available, in an acquisition target.

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

Although we have identified specific criteria and guidelines for evaluating prospective target businesses as described in this Annual Report, it is possible that a target business with which we enter into our initial business combination will not have all or any of these positive attributes. If we consummate our initial business combination with a target that does not meet some or all of these guidelines, such combination may not be as successful as a combination with a business that does meet all of our general criteria and guidelines. In addition, if we announce our initial business combination with a target that does not meet our general criteria and guidelines, a greater number of shareholders may exercise their redemption rights, which may make it difficult for us to meet any closing condition with a target business that requires us to have a minimum net worth or a certain amount of cash.

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

We intend to engage in the business of identifying and combining with one or more target businesses. Although our officers and directors have agreed not to participate in the formation of, or become an officer or director of, any other similarly structured blank check company focusing on consummating an initial business combination with a target business in Japan until we have entered into a definitive agreement regarding our initial business combination or we have failed to complete our initial business combination by April 24, 2014, they may in the future become affiliated with entities, including other “blank check” companies, engaged in business activities similar to those intended to be conducted by us. Additionally, our officers may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe certain fiduciary duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor, and as a result, a potential target business may be presented to another entity prior to its presentation to us.

We may engage in our initial business combination with one or more target businesses that have relationships with entities that may be affiliated with our executive officers, directors or initial shareholders which may raise potential conflicts of interest.

In light of the involvement of our initial shareholders, officers and directors with other entities, we may decide to acquire one or more businesses affiliated with our initial shareholders, officers or directors. Our directors also serve as officers and board members for other entities. Although we have not specifically focused on, or targeted, any transaction with any affiliated entities, we would pursue such a transaction if we determined that such affiliated entity met our criteria for our initial business combination as set forth in Item 4.B of this Form 20-F entitled “Effecting our initial business combination — Selection of a target business and structuring of our initial business combination” and such transaction was approved by a majority of our disinterested directors. Despite our agreement to obtain an opinion from an independent investment banking firm regarding the fairness to our shareholders from a financial point of view of a business combination with one or more target businesses affiliated with our executive officers, directors or initial shareholders, potential conflicts of interest still may exist and, as a result, the terms of the business combination may not be as advantageous to our public shareholders as they would be absent any conflicts of interest.

Our officers’ and directors’ personal and financial interests may influence their motivation in determining whether a particular target business is appropriate for a business combination.

All of our officers and directors own ordinary shares that were issued prior to our IPO and purchased insider warrants upon consummation of our IPO. Such individuals have waived their right to receive distributions from the trust account with respect to their initial shares if we are unable to consummate a business combination.  Accordingly, the initial shares acquired prior to our IPO, as well as the insider warrants, and any warrants purchased by our officers or directors in our IPO or in the aftermarket will be worthless if we do not consummate a business combination. The personal and financial interests of our directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. Consequently, our directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest.

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

Since we have no specified percentage threshold for redemption contained in our memorandum and articles of association, our structure is different in this respect from the structure that has been used by many blank check companies. Many blank check companies would not be able to consummate an initial business combination if the holders of the company’s public shares voted against a proposed business combination and elected to redeem or convert more than a specified percentage of the shares sold in such company’s initial public offering, which percentage threshold has typically been between 19.99% and 39.99%. As a result, many blank check companies have been unable to complete business combinations because the amount of shares voted by their public shareholders electing conversion exceeded the maximum conversion threshold pursuant to which such company could proceed with our initial business combination. As a result, we may be able to consummate our initial business combination even though a substantial majority of our public shareholders do not agree with the transaction and have redeemed their shares. However, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. Furthermore, the redemption threshold may be further limited by the terms and conditions of our initial business combination. In such case, we would not proceed with the redemption of our public shares and the related business combination, and instead may search for an alternate business combination.

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

Our memorandum and articles of association provides that any of its provisions, including those related to pre-business combination activity, may be amended if approved by the affirmative vote of holders holding at least 65% (or 50% if approved in connection with our initial business combination) of our outstanding shares that have voted on such amendment and are entitled to vote. In addition, our memorandum and articles of association, excluding the provisions relating to shareholder’s rights or pre-business combination activity, may be amended with the approval of the directors. Our initial shareholders, who beneficially own 36.6% of our ordinary shares, will participate in any vote to amend our memorandum and articles of association and will have the discretion to vote in any manner they choose. As a result, we may be able to amend the provisions of our memorandum and articles of association which govern our pre-business combination behavior more easily that many blank check companies, and this may increase our ability to consummate an initial business combination with which our shareholders may not agree.

Our initial shareholders control a substantial interest in us and thus may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support.

Our initial shareholders own 36.6% of our issued and outstanding ordinary shares. Accordingly, they may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support, including amendments to our memorandum and articles of association. If our initial shareholders or members of our management team purchase any additional ordinary shares in the aftermarket of our IPO or in privately negotiated transactions, this would increase their control. Factors that would be considered in making such additional purchases would include consideration of the current trading price of our ordinary shares.

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

As an FPI, we are also exempt from certain rules and regulations under the Exchange Act, including those rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies.

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

Our securities are listed on the NASDAQ Capital Market, a national securities exchange. However, we cannot assure you that our securities will continue to be listed on the NASDAQ Capital Market in the future. For instance, if the number of our public holders falls below 300, we will be non-compliant with the NASDAQ Capital Market’s continued listing rules and could be subject to delisting.  Additionally, in connection with our business combination, we believe the NASDAQ Capital Market will require us to file a new initial listing application and meet its initial listing requirements, as opposed to its more lenient continued listing requirements. We cannot assure you that we will be able to meet those initial listing requirements at that time.

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

            The United States federal proxy rules require that a proxy statement with respect to a vote on a business combination meeting certain financial significance tests include historical and/or pro forma financial statement disclosure in periodic reports. We will include the same financial statement disclosure in connection with our tender offer documents, whether or not they are required under the tender offer rules. These financial statements must be prepared in accordance with, or be reconciled to, accounting principles generally accepted in the United States of America, or GAAP, and following a business combination will need to be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). These financial statement requirements may limit the pool of potential target businesses we may acquire because some targets may be unable to provide such statements in time for us to disclose such statements in accordance with federal proxy rules and consummate our initial business combination.

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

Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we evaluate and report on our system of internal controls. The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to all public companies because a target company with which we seek to complete our initial business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

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

Prior to our initial public offering, we had issued and outstanding a total of 1,533,333 ordinary shares held by Andrew Williams, Koji Fusa, Hiroshi Tamanda and Timothy Duffy (collectively, our “initial shareholders”). On October 24, 2012, we consummated the initial public offering (“IPO”) of 4,000,000 of our units (“Units”).   Each Unit consists of one ordinary share, no par value per share (“Ordinary Share”), and one Warrant (“Warrant”), to purchase one Ordinary Share at an exercise price of $11.50 per share.  The Units were sold at an offering price of $10.00 per Unit. Simultaneously with the consummation of the IPO, we consummated the private placement (“Private Placement”) of 3,600,000 insider warrants at a price of $0.75 per insider warrant, generating total proceeds of $2,700,000. An audited balance sheet as of October 24, 2012 reflecting receipt of the proceeds received by us in connection with the consummation of the IPO and the Private Placement was issued by us and included as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K filed on October 30, 2012.

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

Pursuant to our charter, we had until January 24, 2014 to consummate our initial business combination or to seek a 90-day extension of the period of time in which to consummate a business combination by offering our public shareholders the right to have their shares redeemed for a pro rata portion of the amount then on deposit in the trust account.  Anticipating that we would not be able to consummate a business combination by January 24, 2014, we took advantage of the 90-day extension and offered our public shareholders the right to redeem their shares at a price per share of approximately $10.326.  We conducted the extension offer in accordance with the terms of our charter, including the requirement that no more than 3,253,818 calculated as of March 31, 2013 of the public shares be validly tendered and not properly withdrawn through such offer.  This offer expired on January 23, 2014. 1,770,937 public shares were redeemed pursuant to the extension offer, and accordingly, we have until April 24, 2014 to consummate our initial business combination.  Public shareholders who caused us to redeem their shares into their pro rata portion of the trust account still have the right to exercise the warrants that they received as part of the units if they continue to hold such warrants.

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

As described in greater detail below, we were organized for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or any other similar business combination with, one or more businesses or entities.  Our efforts to identify a prospective target business are not limited to a particular industry or geographic location.  However, we have focused on target businesses that either have their primary operations located in Japan or that are operating outside of Japan but are Japanese owned.

If we are unable to consummate our initial business combination by April 24, 2014, we will, as promptly as reasonably possible but no more than ten business days thereafter, distribute the aggregate amount then on deposit in the trust account, pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs. This redemption of public shareholders from the trust account shall be done automatically by function of our memorandum and articles of association and prior to any voluntary winding up. For more information on the effect of failing to complete an initial business combination within the required timeframe, see Item 4.B below under the heading “Effecting Our Initial Business Combination — Redemption of public shares and subsequent voluntary liquidation if no initial business combination.”

B. Business Overview

We are not presently engaged in, and we will not engage in, any substantive commercial business until we consummate a business combination.  We intend to utilize our cash, including the funds held in the trust fund, capital stock, debt or a combination of the foregoing in effecting a business combination.

We have focused on target businesses that either have their primary operations located in Japan or that are operating outside of Japan but are Japanese owned. We believe Japan represents an attractive geographic area to search for target businesses for the following reasons:

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

However, we are not limited to these types of companies. We may focus on other geographic regions if we believe that those regions are better able to provide attractive financial returns or if an attractive opportunity outside of Japan is brought to our attention.

Competitive Advantages

Strong Management Team and Established Deal Sourcing Network

Our management team is led by Andrew Williams, our Chairman of the Board, and Koji Fusa, our Chief Executive Officer. They have experience with mergers and acquisitions, including business, financial, legal and accounting analysis, negotiations, structuring and execution. We believe our management team’s contacts and sources, ranging from private and public company contacts, private equity groups, investment bankers, attorneys, accountants and business brokers, as well as former government officials, will allow us to identify attractive target businesses, although we cannot guarantee that such a network will enable us to find a suitable target business by April 24, 2014 or to consummate a successful initial business combination.

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

Status As A Public Company

We believe our structure will make us an attractive business combination partner to potential target businesses. As an existing public company, we offer a target business an alternative to the traditional initial public offering through a merger or other business combination. In this situation, the owners of the target business would exchange their shares in the target business for our ordinary shares. We believe target businesses will find this path to be less expensive, and offer greater certainty of becoming a public company than the typical initial public offering process. In an initial public offering, there are typically expenses incurred in marketing, roadshow and public reporting efforts that will likely not be present to the same extent in connection with a business combination with us. Furthermore, once a proposed business combination is approved by our shareholders and the transaction is consummated, the target business will have effectively become public, whereas an initial public offering is always subject to the underwriters’ ability to complete the offering, as well as general market conditions that could prevent the offering from occurring. Once public, we believe the target business would have greater access to capital and additional means of creating management incentives that are better aligned with shareholders’ interests than it would as a private company. It can offer further benefits by augmenting a company’s profile among potential new customers and vendors and aid in attracting talented employees.

Flexibility

Because we are able to consummate a business combination using the cash proceeds of our IPO, our shares, debt or a combination of the foregoing, we have the flexibility to use an efficient structure allowing us to tailor the consideration to be paid to the target business to address the needs of the parties. However, if our business combination requires us to use a substantial amount of our cash to pay the purchase price, we may need to arrange third party financing to help fund our business combination. We have not taken any steps to secure third party financing. Accordingly, our flexibility in structuring a business combination will be subject to these contingencies.

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

Sources of target businesses

We anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and other members of the financial community. Target businesses may be brought to our attention by such unaffiliated sources as a result of being solicited by us through calls or mailings. These sources may also introduce us to target businesses in which they think we may be interested on an unsolicited basis, since many of these sources will have read our IPO prospectus and periodic reports and know what types of businesses we are targeting. Our officers and directors, as well as their affiliates, may also bring to our attention target business candidates that they become aware of through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. In addition, we expect to receive a number of proprietary deal flow opportunities that would not otherwise necessarily be available to us as a result of the track record and business relationships of our officers and directors.  Other than C&CO/PrinceRidge LLC (“PrinceRidge”), the underwriter in our IPO, we do not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on any formal basis.  However, we may engage these firms or other individuals in the future, in which event we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction. We will engage a finder only to the extent our management determines that the use of a finder may bring opportunities to us that may not otherwise be available to us or if finders approach us on an unsolicited basis with a potential transaction that our management determines is in our best interest to pursue. Payment of finder’s fees is customarily tied to completion of a transaction, in which case any such fee will be paid out of the funds held in the trust account.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our initial shareholders, officers or directors. In the event we seek to complete an initial business combination in such an event, we would obtain the approval of a majority of our disinterested directors and an opinion from an independent investment banking firm reasonably acceptable to PrinceRidge that such an initial business combination is fair to our unaffiliated shareholders from a financial point of view.

Selection of a target business and structuring of our initial business combination

Subject to the requirement that our initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the sum of the balance in the trust account (less any deferred corporate finance fees payable to PrinceRidge and taxes payable on interest earned) at the time of our signing a definitive agreement in connection with our initial business combination, our management has virtually unrestricted flexibility in identifying and selecting a prospective target business or industry. There is currently no basis for our investors to evaluate the possible merits or risks of any target business with which we may ultimately complete our initial business combination. To the extent we effect our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, we may be affected by numerous risks inherent in such company or business. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all significant risk factors.

Our management team will focus on creating shareholder value by leveraging its experience in the management, operation and finance of businesses to improve the efficiency of operations and implement strategies to grow revenue (either organically or through acquisitions) of an acquired target business. Consistent with this strategy, we have identified the following general criteria and guidelines we believe are important in evaluating prospective target businesses:

●	Strong operating and financial results and strong fundamentals;
●	Potential for strong free cash flow generation;
●	Strong competitive industry position;
●	Experienced management team;
●	Revenue and earnings growth, or potential for revenue and earnings growth;
●	Diversified customer and supplier base; and
●	Ability to benefit from being a public company.

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

Fair Market Value of Target Business

Pursuant to the Nasdaq Capital Markets listing rules, the target business or businesses that we acquire must collectively have a fair market value equal to at least 80% of the balance of the funds in the trust account less the deferred corporate finance fee and amounts required for any taxes due at the time of the execution of a definitive agreement for our initial business combination, although we may acquire a target business whose fair market value significantly exceeds 80% of the trust account balance. We anticipate structuring our initial business combination to acquire 100% of the equity interest or assets of the target business or businesses. We may, however, structure our initial business combination to acquire less than 100% of such interests or assets of the target business, but we will only consummate such business combination (i) if we (or any entity that is a successor to us in an initial business combination) will become the majority shareholder of the target or (ii) in the event we will become less than a majority shareholder, if we are not required to register as an “investment company” under the Investment Company Act. If we acquire less than 100% of the equity interest or assets in a target business or businesses, the portion of such business that we acquire must have a fair market value equal to at least 80% of the trust account balance less the deferred corporate finance fee and amounts required for any taxes due. In order to consummate such an acquisition, we may issue a significant amount of our debt or equity securities to the sellers of such businesses and/or seek to raise additional funds through a private offering of debt or equity securities. Since we have no specific business combination under consideration, we have not entered into any such fund raising arrangement and have no current intention of doing so. The fair market value of the target will be determined by our board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). If our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent investment banking firm, or another independent entity reasonably acceptable to PrinceRidge with respect to the satisfaction of such criteria. We will not be required to obtain an opinion from an independent investment banking firm, or another independent entity, as to the fair market value if our board of directors independently determines that the target business complies with the 80% threshold.

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

Shareholders may not have the ability to approve our initial business combination

We intend to conduct redemptions without a shareholder vote pursuant to the tender offer rules of the SEC. Therefore we do not intend to seek shareholder approval before we effect our initial business combination as not all business combinations require shareholder approval under applicable corporate law. However, if we decide to seek shareholder approval in respect of the consummation of our initial business combination, such approval may be by a majority vote of shareholders who, being so entitled, attend and vote at a meeting for such purpose. Our initial shareholders (who own 36.6% of our outstanding ordinary shares), officers, directors and affiliates who are entitled to vote will vote their ordinary shares in favor of our initial business combination at any shareholder meeting to approve such a transaction. In addition, to the extent we enter into any privately negotiated transactions to purchase shares held by the public, we may be in a position to vote to approve an initial business combination even if a substantial majority of public shareholders vote against such transaction.

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

Redemption rights for public shareholders upon consummation of our initial business combination

We will provide our shareholders with the opportunity to redeem their shares upon the consummation of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest but net of taxes payable, divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the trust account is currently approximately $10.33 per share, which includes the deferred corporate finance fee payable to PrinceRidge only upon completion of our initial business combination. There will be no redemption rights upon the consummation of our initial business combination with respect to our warrants. Our initial shareholders have agreed to waive their redemption rights with respect to any initial shares and any public shares they may hold in connection with the consummation of our initial business combination.

Manner of Conducting Redemptions

Unlike many blank check companies that hold shareholder votes and conduct proxy solicitations in conjunction with their initial business combinations and provide for related redemptions of public shares for cash upon consummation of such initial business combinations even if not required by law, we do not anticipate conducting proxy solicitations and instead will conduct redemptions of our public shares in accordance with the tender offer rules as discussed below. Pursuant to our memorandum and articles of association, in connection with such redemptions, we will:

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

Our offer to redeem shall remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to consummate our initial business combination until the expiration of the tender offer period.

In connection with the successful consummation of our initial business combination, we may redeem pursuant to a tender offer up to that number of ordinary shares that would permit us to maintain net tangible assets of $5,000,001 in the aggregate. However, the redemption threshold may be further limited by the terms and conditions of our proposed initial business combination. For example, the proposed business combination may require: (i) cash consideration to be paid to the target or its shareholders or members of its management team, (ii) cash to be transferred to the target for working capital or other general corporate purposes or (iii) the allocation of cash to satisfy other conditions in accordance with the terms of the proposed business combination. In the event we fail to receive any outside financing in connection with the business combination and the aggregate cash consideration we would be required to pay for all shares that are validly tendered plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to us, we will not consummate the business combination, we will not purchase any shares pursuant to the tender offer and all shares will be returned to the holders thereof following the withdrawal of the tender offer.

When we conduct a tender offer to redeem our public shares upon consummation of our initial business combination, in order to comply with the tender offer rules, the offer will be made to all of our shareholders, not just our public shareholders. Our initial shareholders, however, have agreed to waive their redemption rights with respect to any initial shares and public shares in connection with any such tender offer.

Regardless of whether we are required by law, the NASDAQ Capital Market or if we decide to seek shareholder approval for business reasons, so long as we maintain our status as an FPI and are required to comply with the FPI rules (which exempts us from the proxy rules pursuant to the Exchange Act), we will conduct the redemptions pursuant to the tender offer rules. If we decide to seek shareholder approval for other business reasons, we will:

●
conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and file proxy materials with the SEC.

In the event that we seek shareholder approval of our initial business combination, we will distribute proxy materials and, in connection therewith, provide our public shareholders with the redemption rights described above upon consummation of our initial business combination.

If we seek shareholder approval, we will consummate our initial business combination only if a majority of the ordinary shares voted are voted in favor of the business combination. In such case, our initial shareholders have agreed to vote any initial shares and any public shares purchased during or after our IPO in favor of our initial business combination. Each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction. In addition, our initial shareholders have agreed to waive their redemption rights with respect to any initial shares and public shares in connection with the consummation of our initial business combination.

In no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. Furthermore, the redemption threshold may be further limited by the terms and conditions of our initial business combination. In such case, we would not proceed with the redemption of our public shares and the related business combination.

Redemption of public shares and subsequent voluntary liquidation if no initial business combination

We may not be able to find a suitable target business and consummate our initial business combination by April 24, 2014. If we are unable to consummate our initial business combination by such date, we will, as promptly as possible but no more than ten business days thereafter, distribute the aggregate amount then on deposit in the trust account pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up our affairs. This redemption of public shareholders from the trust account shall be done automatically by function of our memorandum and articles of association and prior to any voluntary winding up, although at all times subject to the Companies Act.

In order to redeem public shareholders from the trust account, we will instruct the trustee to distribute the aggregate amount then on deposit in the trust account, pro rata to our public shareholders. Our initial shareholders have agreed to waive their rights to liquidating distributions with respect to their initial shares if we fail to consummate our initial business combination by April 24, 2014. However, if our initial shareholders, or any of our other officers, directors or affiliates acquire public shares after our IPO, they will be entitled to receive liquidating distributions with respect to such public shares if we fail to consummate our initial business combination within the required time period. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless in the event we do not consummate our initial business combination within the required time period. We will pay the costs of our liquidation of the trust account from our remaining assets outside of the trust account or from interest not previously withdrawn from the trust account. Messrs. Fusa and Williams have agreed to indemnify us for all claims of creditors or prospective target businesses to the extent that we fail to obtain executed waivers from such entities in order to protect the amounts held in trust and except as to any claims under our indemnity of the underwriter of our IPO against certain liabilities, including liabilities under the Securities Act. Following the redemption of public shareholders from the trust account and payment of our creditors, we anticipate that we will have no operations or assets and we intend to enter “voluntary liquidation,” which is the statutory process for formally closing and dissolving a company under the laws of the British Virgin Islands. If we do not complete our initial business combination by April 24, 2014, we intend to enter voluntary liquidation following the redemption of public shareholders from the trust account. Therefore in these circumstances, we expect the “voluntary liquidation” process will not cause any delay to the payment of redemption proceeds from our trust account to our public shareholders. The voluntary liquidation process which includes the making of a number of filings at the Registry of Corporate Affairs and the placing of statutory advertisements in the British Virgin Islands Official Gazette and a British Virgin Islands newspaper. At the end of the voluntary liquidation process, the liquidator will prepare its final statement of the company’s accounts and make a notification filing with the Registrar. The final stage is for the Registrar to issue a Certificate of Dissolution, at which point the company is dissolved. However, we also cannot assure you that a creditor or shareholder will not file a petition with the British Virgin Islands court which, if successful, may result in our liquidation being subject to the supervision of that court in the event such a petition is successfully made prior to the redemption of public shareholders from the trust account, such events might delay distribution of some or all of our assets to our public shareholders.

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

Although we have sought to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, by letter agreement executed in connection with our IPO, Messrs. Fusa and Williams have agreed that they will be jointly and severally liable to us, if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a business combination, reduce the amounts in the trust account to below approximately $10.33 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account (even if such waiver is deemed to be unenforceable) and except as to any claims under our indemnity of the underwriter of our IPO against certain liabilities, including liabilities under the Securities Act. We cannot assure you, however, that Messrs. Fusa or William would be able to satisfy those obligations. We have not independently verified whether Messrs. Fusa or Williams have sufficient funds to satisfy their indemnity obligations and, therefore, we cannot assure you that Messrs. Fusa or Williams will be able to satisfy those obligations.

If we are deemed insolvent for the purposes of the Insolvency Act (i.e. (i) we fail to comply with the requirements of a statutory demand that have not been set aside under section 157 of the Insolvency Act; (ii) execution or other process issued on a judgment, decree or order of a British Virgin Islands court in favour of one of our creditors is returned wholly or partly unsatisfied; or (iii) either the value of our liabilities exceeds our assets, or we are unable to pay our debts as they fall due), then there are very limited circumstances where prior payments made to shareholders or other parties may be deemed to be a “voidable transaction” for the purposes of the Insolvency Act. A voidable transaction would be, for these purposes, payments made as “unfair preferences” or “transactions at an undervalue.” Where a payment was a risk of being a voidable transaction, a liquidator appointed over an insolvent company could apply to the British Virgin Islands court for an order, inter alia, for the transaction to be set aside as a voidable transaction in whole or in part.

Additionally, if we enter insolvent liquidation under the Insolvency Act, the funds held in our trust account will likely be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any insolvency claims deplete the trust account we cannot assure you we will be able to return to our public shareholders the liquidation amounts due them.

Our public shareholders will be entitled to receive funds from the trust account only in the event of a redemption to public shareholders prior to any winding up in the event we do not consummate our initial business combination or if they redeem or sell their shares to us prior to or in connection with an initial business combination that we consummate. In no other circumstances shall a shareholder have any right or interest of any kind to or in the trust account.

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

We are a blank check company incorporated as a British Virgin Islands business company with limited liability (meaning our public shareholders have no additional liability, as members of our company, for the liabilities of our company over and above the amount paid for their shares) formed for the purpose of completing an initial business combination with one or more target businesses. We have not yet identified a target business. We intend to effectuate our initial business combination using cash from the proceeds of our IPO and the private placement warrants, our shares, debt or a combination of cash, shares and debt.

A. Operating Results

No revenue was generated during the year ended September 30, 2013, the period from February 8, 2012 (inception) through September 30, 2012 and the period from February 8, 2012 (inception) through September 30, 2013.

We posted operating losses of $4,397,547, $3,190 and $4,400,737 for the year ended September 30, 2013, the period from February 8, 2012 (inception) through September 30, 2012 and for the period February 8, 2012 (inception) through September 30, 2013, respectively due primarily to the change of $3,843,788 in fair value of warrants posted in the year ended September 30, 2013. We also incurred formation and operational costs of $569,491, $3,190 and $572,681 for the year ended September 30, 2013, the period from February 8, 2012 (inception) through September 30, 2012 and for the period February 8, 2012 (inception) through September 30, 2013, respectively.

B. Liquidity and Capital Resources

Our liquidity needs were satisfied through September 30, 2013 with the net proceeds from our initial public offering not held in the trust account of $287,711, interest earned on the proceeds in the trust account of approximately $15,733, receipts of $100,000 from the issuance of notes to shareholders and advances from our management team in the aggregate amount of approximately $379,900.

The net proceeds from (i) the sale of the units in our IPO (including the proceeds from the exercise of a portion of the over-allotment option), after payment of  offering expenses of $1,067,289, and (ii) the sale of the insider warrants for a purchase price of $2,700,000, were $43,873,000. $43,370,000 is being held in the trust account, which includes the deferred corporate finance fee of $1,260,000 payable to J.V.B. Financial Group, LLC (formerly The PrinceRidge Group LLC) upon consummation of our initial business combination.

As of September 30, 2013, we had a cash balance of $127,536 held outside of the trust account.

We intend to use substantially all of the funds held in the trust account in connection with or after consummation of our initial business combination. We may use interest earned on the trust account to pay taxes. To the extent that our shares or debt are used, in whole or in part, as consideration to consummate our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

After payment of offering expenses of $1,067,289 and repayment of notes payable to our shareholders and an advance from our shareholder aggregating approximately $122,876, we have available to us for operating expenses approximately $143,269 of proceeds held outside the trust account and all of the interest income on the balance of the trust account (net of taxes payable). Based on the current interest rate environment we believe the proceeds place in the trust account will produce approximately $16,700 in interest income through April 2014.

We have limited resources from which to pay our expenses until a business combination is completed.  We have used all of the funds available to us not held in trust (including all available interest earned on the funds held in the trust account). Accordingly, we will need to enter into contingent fee arrangements with our vendors or raise additional capital through loans or additional investments from our initial shareholders, officers, directors, or third parties.  None of the initial shareholders, officers or directors is under any obligation to advance funds to, or invest in, us. Accordingly, significant uncertainties include the inability to obtain additional financing if needed to execute our business plan until a business combination is completed.  We have no present revenue, recurring losses and our cash and working capital as of September 30, 2013 are not sufficient to complete our planned activities through April 24, 2014, the date we are required to liquidate if we are unable to complete a business combination.  These conditions raise substantial doubt about our ability to continue as a going concern.  Management’s plans regarding these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

E. Off-Balance Sheet Arrangements

As of February 12, 2014, we did not have any off-balance sheet arrangements.

F. Contractual Obligations and Commitments

None.

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

We believe each of our directors makes a valuable contribution to our board based on his respective depth of experience in deal sourcing, operations, investment and management.

 B. Compensation

None of our executive officers or directors has received any cash (or non-cash) compensation for services rendered. On October 18, 2012, we began to incur an aggregate fee of $7,500 per month from Collabrium Advisors LLP, an affiliate of Andrew Williams, and Eureka Company Limited, an affiliate of Koji Fusa, for providing us with office space and certain office, administrative and secretarial services.  Such entities have agreed to provide the foregoing space and services to us through the consummation of an initial business combination. However, this arrangement is solely for our benefit and is not intended to provide Messrs. Williams or Fusa compensation in lieu of a salary. Other than the $7,500 per month administrative fee, no compensation will be paid to our initial shareholders, executive officers and directors, or any of their respective affiliates, prior to or in connection with the consummation of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

After the completion of our initial business combination, directors or members of our management team who remain with us, may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the tender offer materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, as it will be up to the directors of the post-combination business to determine executive and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our post-consummation board of directors.

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

Each of our officers and directors has agreed, pursuant to a written agreement with us, that until the earliest of our initial business combination or our liquidation, to present to us for our consideration, prior to presentation to any other entity, any suitable business combination opportunities, subject to any pre-existing fiduciary or contractual obligations he might have. In addition, our officers and directors have agreed not to participate in the formation of, or become an officer or director of, any other similarly structured blank check company focusing on consummating an initial business combination with a target business in Japan until we have entered into a definitive agreement regarding our initial business combination or we have failed to complete our initial business combination by April 24, 2014.

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

●
Our initial shareholders purchased the initial shares prior to our IPO and purchased the insider warrants in a transaction that closed simultaneously with our IPO. Our initial shareholders have agreed to waive their right to liquidating distributions with respect to the initial shares if we fail to consummate our initial business combination by April 24, 2014. However, if our initial shareholders, or any of our officers, directors or affiliates acquire public shares, they will be entitled to receive liquidating distributions with respect to such public shares if we fail to consummate our initial business combination within the required time period. If we do not complete our initial business combination by April 24, 2014, the proceeds of the sale of the insider warrants will be used to fund the redemption of our public shares, and the insider warrants will expire worthless.

●
Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our initial shareholders, officers or directors. In the event we seek to complete an initial business combination in such a situation, we would obtain an opinion from an independent investment banking firm reasonably acceptable to PrinceRidge that such an initial business combination is fair to our unaffiliated shareholders from a financial point of view.

In the event that we submit our initial business combination to our public shareholders for a vote, our initial shareholders have agreed to vote any initial shares and any public shares purchased during or after our IPO in favor of our initial business combination.

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

Our memorandum and articles of association permit us to purchase and maintain insurance on behalf of any officer or director for whom at the request of the Company is or was serving as a director or officer of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the company has or would have had the power to indemnify the person against the liability as provided in the memorandum and articles of association. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

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

D. Employees

We currently have two executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. We expect each of them will spend approximately 10 hours per week to our business; however, the amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full time employees prior to the consummation of our initial business combination.

E. Share Ownership

For information on the beneficial ownership of our securities held by our directors and officers, see Item 7.A below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.  Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 12, 2014 by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our officers, directors and director nominees that beneficially owns ordinary shares; and

●	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following information is based on 3,829,063 ordinary shares outstanding as of February 12, 2014 and does not reflect record or beneficial ownership of the public or insider warrants as these warrants are not exercisable within 60 days of the date of this report.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares
Andrew Williams	233,334		6.1%

Koji Fusa	518,518		13.5%

Hiroshi Tamada	518,518		13.5%

Timothy Duffy	129,590	(2)	3.4%

All directors and executive officers as a group (three individuals)	1,270,370		33.2%

AQR Capital Management, LLC Two Greenwich Plaza, 3rd Floor Greenwich, CT 06830	693,000	(3)	18.1%

Pine River Capital Management L.P. 601 Carlson Parkway, Suite 330 Minnetonka, MN 55305	350,011	(4)	9.1%

North Pole Capital Master Fund 401 Bay Street, Suite 1900 PO Box 19 Toronto, Ontario M5H2Y4, Canada	700,000	(5)	18.3%

Bulldog Investors Park 80 West 250 Pehle Avenue, Suite 708 Saddle Brook, NJ 07663	600,000	(6)	15.7%

Hawkeye Capital Master P.O. Box 897GT Windward 1 Regatta Office Park, West Bay Road, Georgetown Grand Cayman, Cayman Islands	750,000	(7)	19.6%

(1)	Unless otherwise indicated, the business address of each of the individuals is located at c/o Collabrium Advisors LLP, 16 Old Bond Street, London W1S 4PS.

(2)
Mr. Duffy is not an officer, director or 5% holder on his own. However, due to his participation in our pre-IPO activities as an initial shareholder and holder of insider warrants, we have elected to include him in the table.

(3)	Represents shares held by AQR Capital Management, LLC. The foregoing information was derived from a Schedule 13G/A filed on February 11, 2014.

(4)
Represents shares for which Pine River Capital Management L.P. reports shared power to vote and to dispose of such shares with Brian Taylor and Pine River Master Fund, Ltd. The foregoing information was derived from a Schedule 13G/A filed on February 11, 2014.

(5)
Represents shares held directly by North Pole Capital Master Fund (“North Pole”), for which shares Polar Securities Inc serves as North Pole’s investment advisor. The foregoing information was derived from a Schedule 13G filed on October 29, 2012.

(6)
Represents shares held by Bulldog Investors and Brooklyn Capital Management. Phillip Goldstein and Andrew Dakos are the principals of Bulldog Investors. The foregoing information was derived from a Schedule 13G filed on October 29, 2012 (re-filed without substantive change on November 6, 2012).

(7)
Hawkeye Capital Management, LLC, as manager of Hawkeye Capital Master, and Richard A. Rubin, as managing member of Hawkeye Capital Management, LLC may also be deemed to beneficially own these shares. The foregoing information was derived from a Schedule 13G filed on November 9, 2012.

Summary of US Holders of Our Securities

As of February 12, 2014, there were five shareholders of record holding a total of 3,829,063 of our ordinary shares. To the best of our knowledge there was one shareholder of record with an address in the United States holding approximately 63.4% of our outstanding ordinary shares and one warrant holder of record with addresses in the United States holding approximately 53.8% of our outstanding warrants. Each of the foregoing calculations includes one unit holder with a United States address holding 31,690 units, each consisting of 1 ordinary share and 1 warrant. Shares and warrants held in the names of banks, brokers and other intermediaries were assumed to be held by residents of the same country in which the bank, broker or other intermediary was located.

Initial Shareholders and Insider Warrants

Our initial shareholders beneficially own 36.6% of the issued and outstanding ordinary shares. Because of this ownership block, our initial shareholders may be able to effectively influence the outcome of all matters requiring approval by our shareholders, including the election of directors, amendments to our memorandum and articles of association and approval of significant corporate transactions other than approval of our initial business combination.

Our initial shareholders also purchased an aggregate of 3,600,000 insider warrants at a price of $0.75 per warrant ($2,700,000 in the aggregate) in a private placement that occurred simultaneously with the closing of our IPO. Each insider warrant entitles the holder to purchase one ordinary share at $11.50 per share. The proceeds from the sale of the insider warrants was added to the proceeds from our IPO, with such proceeds now held in the trust account pending our completion of our initial business combination. If we do not complete our initial business combination by April 24, 2014, the proceeds of the sale of the insider warrants will be used to fund the redemption of our public shares, and the insider warrants will expire worthless. The insider warrants are subject to the transfer restrictions described below. The insider warrants are not redeemable by us and may be exercised for cash or on a cashless basis, at the holder’s option, so long as such warrants are held by the initial purchasers or their permitted transferees. Otherwise, the insider warrants have terms and provisions that are identical to those of the warrants sold as part of the units in our IPO.

Messrs. Fusa, Williams and Tamada are deemed to be our “promoters” as such term is defined under the federal securities laws.

Transfers of Initial shares and Insider Warrants

The initial shares, insider warrants and any ordinary shares and warrants purchased after our IPOs or issued upon exercise of the insider warrants are each subject to transfer restrictions pursuant to lockup provisions in the letter agreements entered into by our initial shareholders and holders of our insider warrants with us and the underwriter of our IPO. Those lock-up provisions provide that such securities are not transferable or salable (i) in the case of the initial shares, until the earlier of: (a) with respect to 20% of such shares, upon consummation of our initial business combination; (b) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $12.00 for any 20 trading days within a 30 trading day period following the consummation of our initial business combination; (c) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $13.50 for any 20 trading days within a 30 trading day period following the consummation of our initial business combination; (d) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $15.00 for any 20 trading days within a 30 trading day period following the consummation of our initial business combination; (e) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $17.00 for any 20 trading days within a 30 trading day period following the consummation of our initial business combination; or, with respect to 100% of such shares, immediately if, following our initial business combination, we engage in a subsequent transaction (1) resulting in our shareholders having the right to exchange their shares for cash or other securities or (2) involving a consolidation, merger or other change in the majority of our board of directors or management team; and (ii) in the case of the insider warrants and the respective ordinary shares underlying such warrants, until 30 days after the completion of our initial business combination, except in the case of both (i) and (ii), (a) to our officers or directors, any affiliates or family members of any of our officers or directors, our initial shareholders, initial investors or any affiliates of our initial shareholders or affiliates of our initial investors; (b) by gift to a member of one of our initial shareholders’ or initial investor’s immediate family or to a trust, the beneficiary of which is a member of one of our initial shareholders’ or an initial investor’s immediate family, an affiliate of our initial shareholders; (c) by virtue of laws of descent and distribution upon death of our initial shareholders or an initial investor; (d) pursuant to a qualified domestic relations order; (e) in the event of our liquidation prior to our completion of our initial business combination; (f) by private sales at prices no greater than the price at which the securities were originally purchased; or (g) in the event of our consummation of a liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property subsequent to our consummation of our initial business combination; provided, however, in the case of each of clauses (a) through (f), that these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

Registration Rights

The holders of the initial shares, insider warrants (and underlying ordinary shares) and warrants that may be issued upon conversion of working capital loans will have registration rights to require us to register a sale of any of our securities held by them pursuant to a registration rights agreement entered into upon the effective date of our IPO. These shareholders are entitled to make up to three demands, excluding short form registration demands, that we register such securities for sale under the Securities Act. In addition, these shareholders will have “piggy-back” registration rights to include their securities in other registration statements filed by us. Furthermore, the underwriter purchase option to purchase units grants to the holders demand and “piggy back” rights for five and seven years, respectively, from October 18, 2012 (the effective date of our IPO registration statement), with respect to the securities directly and indirectly issuable upon exercise of the option.

B.  Related Party Transactions

In February and April 2012, our initial shareholders purchased an aggregate of 1,533,333 initial shares for an aggregate purchase price of $25,000, or approximately $0.02 per share. 133,333 initial shares were forfeited since the over-allotment option from our IPO was not exercised in full. The initial shares will not be released from transfer restrictions until the date (i) with respect to 20% of such shares, upon consummation of our initial business combination, (ii) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of our initial business combination, (iii) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of our initial business combination, (iv) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of our initial business combination and (v) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of our initial business combination or earlier, in any case, if, following a business combination, we engage in a subsequent transaction (1) resulting in our shareholders having the right to exchange their shares for cash or other securities or (2) involving a consolidation, merger or other change in the majority of our board of directors or management team in which the company is the surviving entity.

Prior to our IPO, our management team loaned and advanced on our behalf a total of $122,876 for payment of expenses incurred in our IPO. These advances were non-interest bearing and unsecured.  We repaid such loans upon the closing of our IPO.

Commencing on October 18, 2012, we agreed to pay Collabrium Advisors LLP, an affiliate of Andrew Williams, and Eureka Company Limited, an affiliate of Koji Fusa, an aggregate of $7,500 per month for office space, administrative services and secretarial support. This arrangement was agreed to by such affiliates for our benefit and is not intended to provide our officers, directors or initial shareholders compensation in lieu of other remuneration. We believe that such fees are at least as favorable as we could have obtained from unaffiliated persons. Upon the earlier of completion of our initial business combination or our liquidation, we will cease incurring these monthly fees.

Our initial shareholders purchased an aggregate of 3,600,000 insider warrants at a price of $0.75 per warrant ($2,700,000 in the aggregate) in a private placement that occurred simultaneously with the closing of our IPO. Each insider warrant entitles the holder to purchase one ordinary share at $11.50 per share. The purchasers of the insider warrants have agreed that they will not transfer or sell such warrants until 30 days after the completion of our initial business combination except to certain permitted transferees. The insider warrants are non-redeemable by us and may be exercised for cash or on a cashless basis, at the holder’s option, in each case so long as they are held by the initial purchasers or their permitted transferees. Otherwise, the insider warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in our IPO.

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

To further minimize potential conflicts of interest, we have agreed not to consummate a business combination with a company that is affiliated with our initial shareholders, officers or directors unless, in such event, we obtain the approval of a majority of our disinterested directors and an opinion from an independent investment banking firm reasonably acceptable to PrinceRidge that such an initial business combination is fair to our unaffiliated shareholders from a financial point of view. Furthermore, in no event will any of our initial shareholders, officers, directors or any of their respective affiliates, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the completion of our initial business combination.

C.  Interest of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.  Consolidated Statements and Other Financial Information

List of Financial Statements

See Item 18 of this Form 20-F for a list of the financial statements filed as part of this Form 20-F.

Dividend Policy

We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends prior to the completion of our initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of our initial business combination. The payment of any dividends subsequent to our initial business combination will be within the discretion of our board of directors at such time. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends in the foreseeable future. In addition, our board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, if we incur any indebtedness in connection with our initial business combination, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

B.  Significant Changes

See the notes to the financial statements included under Item 18 of this Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.  Offer and Listing Details

Our Ordinary Shares, Warrants and Units are each quoted on Nasdaq, under the symbols “JACQ,” “JACQW” and “JACQU,” respectively. Each unit consists of one ordinary share and one warrant to purchase an additional ordinary share. Our units commenced trading on October 19, 2012. Our ordinary shares and warrants commenced trading on December 11, 2012.

The table below sets forth the high and low sales prices of our ordinary shares, warrants and units as reported on Nasdaq for the period from December 11, 2012 (the date on which the ordinary shares and warrants were first quoted on Nasdaq) through December 19, 2013 and for the period from October 19, 2012 (the date on which units were first quoted on Nasdaq) through December 19, 2013.

	Ordinary Shares		Warrants		Units
Period*	High	Low	High	Low	High	Low
FY 2014:
Second Quarter**	$10.50	$10.28	$0.236	$0.06	$11.4999	$10.33
First Quarter	$11.00	$10.19	$0.28	$0.1101	$10.63	$10.25
FY 2013:
Fourth Quarter	$10.19	$10.05	$0.38	$0.25	$10.40	$10.25
Third Quarter	$10.15	$10.00	$0.40	$0.14	$10.40	$10.07
Second Quarter	$10.00	$9.00	$0.44	$0.14	$10.19	$10.03
First Quarter***	—	—	$0.30	$0.24	$10.19	$10.02

*	Our fiscal year ends on September 30th.
**	Through February 12, 2014.
***	Commencing on December 11, 2012 for ordinary shares and warrants and on October 19, 2012 for units.

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

Article 23 of our memorandum and articles of association contains provisions designed to provide certain rights and protections to our shareholders prior to the consummation of our initial business combination. These provisions cannot be amended without the approval of holders of 65% (or 50% if approved in connection with our initial business combination) of our outstanding shares that have voted on such amendment and are entitled to vote, except that our obligation to redeem the public shares upon our failure to complete an initial business combination within the allotted time may not be modified. If we decide to seek shareholder approval in respect of the consummation of our initial business combination, such approval may be by a majority vote of shareholders who, being so entitled, attend and vote at a meeting for such purpose. Our initial shareholders (who own 36.6% of our ordinary shares), officers, directors and affiliates who are entitled to vote will vote their ordinary shares in favor of our initial business combination at a shareholder meeting to approve such a transaction. In addition, to the extent that we enter into any privately negotiated transactions to purchase shares held by the public, we may be in a position to vote to approve an initial business combination even if a substantial majority of public shareholders vote against such transaction. We and our directors and officers have agreed not to propose any amendment to our memorandum and articles of association that would affect the substance and timing of our obligation to redeem our public shares if we are unable to consummate our initial business combination by April 24, 2014 (since we have taken advantage of the full 90-day extension).

Specifically, our memorandum and articles of association provides, among other things, that:

●
if we are unable to consummate our initial business combination within 18 months from the closing of our IPO (since we have taken advantage of the full 90-day extension), we (i) will, as promptly as reasonably possible but no more than ten business days thereafter, distribute the aggregate amount then on deposit in the trust account, pro rata to our public shareholders by way of redemption and (ii) intend to cease all operations except for the purposes of winding up our affairs. This redemption of public shareholders from the trust account shall be done automatically by function of our memorandum and articles of association and prior to any voluntary winding up;

●
prior to our initial business combination, we may not issue additional shares that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote on any initial business combination;

●
although we do not intend to enter into our initial business combination with a target business that is affiliated with our initial shareholders, or other directors or officers, we are not prohibited from doing so. In the event we enter into such a transaction, we will obtain an opinion from an independent investment banking firm reasonably acceptable to PrinceRidge that such a business combination is fair to our shareholders from a financial point of view;

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

●  Pursuant to Section 125(4) of the Companies Act and pursuant to the company’s memorandum and articles of association, so long as a director has disclosed any interests in a transaction entered into or to be entered into by the company to the board he/she may:
● Directors may vote on a matter in which they have an interest so long as the director has disclosed any interests in the transaction.

● vote on a matter relating to the transaction;

British Virgin Islands	Delaware

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

As soon as a merger becomes effective: (a) the surviving company (so far as is consistent with its amended memorandum and articles, as amended or established by the articles of merger) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) the amended memorandum and articles of the surviving company are automatically amended to the extent, if any, that changes to its amended memorandum and articles are contained in the articles of merger; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company; (d) the surviving company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger; and (f) no proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any member, director, officer or agent thereof, are abated or discontinued by the merger; but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or against the member, director, officer or agent thereof; as the case may be; or (ii) the surviving company may be substituted in the proceedings for a constituent company. The Registrar shall strike off the register of companies the constituent company that is not the surviving company of the merger.

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

C.  Material Contracts

We are party to the following material contracts, each of which was entered into on October 18, 2012 in connection with our IPO unless otherwise noted:

Underwriting Agreement. Pursuant to the underwriting agreement between us and PrinceRidge (the “underwriter”), the underwriter purchased and sold 4,200,000 Units in connection with our IPO, which included the partial exercise of the underwriter’s over-allotment option. The underwriter received a discount of 1.5% on the Units sold. Upon consummation of our initial public offering, a deferred corporate finance fee of 3.0% is payable to the underwriter, such amount to be held in the trust account until consummation of such business combination.

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

Promissory Notes and Advances. Prior to our IPO, our officers and directors loaned us an aggregate of $122,876. The amounts were non-interest bearing and were paid upon the consummation of our IPO.

Insider Letters. We also entered into a letter agreement with each of our initial shareholders and our officers and directors (our “insiders”), pursuant to which our insiders agreed:

●
to certain transfer restrictions on shares held by them described in further detail under Item 7.A in the section entitled “Initial Shareholders and insider warrants — Transfer of Initial shares and Insider Warrants;”

●
for each of our officers and directors, that until the earliest of our initial business combination or our liquidation, to present to us for our consideration, prior to presentation to any other entity, any suitable business combination opportunities, subject to any pre-existing fiduciary or contractual obligations he might have;

●
for our officers and directors, not to participate in the formation of, or become an officer or director of, any other similarly structured blank check company focusing on consummating an initial business combination with a target business in Japan until we have entered into a definitive agreement regarding our initial business combination or we have failed to complete our initial business combination by April 24, 2014;

●
(1) to waive their redemption rights with respect to the initial shares and any public shares they hold in connection with the consummation of our initial business combination and (2) to waive their rights to liquidating distributions with respect to the initial shares if we fail to consummate our initial business combination within 18 months from the closing of our IPO since we have taken advantage of the full 90-day extension although our initial shareholders will be entitled to receive liquidating distributions with respect to any public shares they hold if we fail to consummate our initial business combination within such time period, and;

●
if we submit our initial business combination to our shareholders for a vote, to vote their initial shares and any public shares they purchase during or after our IPO in favor of our initial business combination.

Investment Management Trust Agreement (the “Trust Agreement”). We entered into an investment management trust agreement with Continental Stock Transfer & Trust Company, which governs the terms of our trust account that has been described elsewhere in this Form 20-F. Pursuant to the agreement, funds held in the trust may be invested only in U.S. government treasury bills with a maturity of 180 days or less or in registered money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest solely in U.S. Treasuries. Pursuant to the Trust Agreement and in connection with the successful extension offer discussed in Item 4.A of this Form 20-F, funds were released from our trust account to pay redeeming shareholders.  Except for the interest income that may be released to us to pay any taxes and to fund our working capital requirements, none of the remaining funds held in the trust account may be released from the trust account until the earlier of: (1) the consummation of our initial business combination and (2) our redemption of 100% of the outstanding public shares prior to any voluntary winding up in the event we do not consummate our initial business combination by April 24, 2014, which redemption will occur as promptly as reasonably possible, but not more than ten business days thereafter.

Registration Rights Agreement. Pursuant to a registration rights agreement we entered into with our initial shareholders and initial investors, holders of our initial shares, insider warrants and warrants that may be issued upon conversion of working capital loans will have registration rights to require us to register a sale of any of our securities held by them. These shareholders are entitled to make up to three demands, excluding short form registration demands, that we register such securities for sale under the Securities Act. In addition, these shareholders will have “piggy-back” registration rights to include their securities in other registration statements filed by us.

Subscription Agreements. Each of our insiders entered into a subscription agreement for the purchase of insider warrants. The warrants purchased thereunder are identical to the public warrants that make up our Units, except that the insider warrants (1) may be exercised for cash, or on a cashless basis, at the holder’s option, (2) may not be redeemed by us, in each case so long as they are held by the initial purchasers or their permitted transferees and (3) are not transferable, assignable or salable (except to certain permitted transferees) until 30 days after the completion of our initial business combination.

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

Because we are a blank check company, with no current active business, we believe that it is likely that we will meet the PFIC asset or income test for our current taxable year ended September 30, 2013. However, pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income, if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. The applicability of the start-up exception to us will not be known until after the close of our current taxable year ending September 30, 2014. After the acquisition of a company or assets in a business combination, we may still meet one of the PFIC tests depending on the timing of the acquisition and the amount of our passive income and assets as well as the passive income and assets of the acquired business. If the company that we acquire in a business combination is a PFIC, then we will likely not qualify for the start-up exception and will be a PFIC for our current taxable year ending September 30, 2014. Our actual PFIC status for our current taxable year or any subsequent taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year ending September 30, 2014 or any future taxable year.

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

Use of Proceeds

On October 18, 2012, the registration statement (SEC File No. 333-183775) for our IPO was declared effective by the Securities and Exchange Commission.  On October 24, 2012, we consummated the IPO of 4,000,000 Units, registered on the registration statement. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $40,000,000.  PrinceRidge acted as the managing underwriter for the offering.

Simultaneously with the consummation of the IPO, we consummated the private placement of 3,600,000 insider warrants at a price of $0.75 per insider warrant, generating total proceeds of $2,700,000.

On November 29, 2012, we consummated the closing of the sale of 200,000 Units, which were sold subject to the underwriter’s over-allotment option.  Since the underwriter did not exercise a portion of its over-allotment option, our initial shareholders forfeited an aggregate of 133,333 initial shares issued to them prior to the IPO.

The following table is a summary of how proceeds from the above-described offering were used to date:

Gross proceeds
Proceeds from sale of founders shares	25,000
Gross proceeds from units offered to public	42,000,000
Gross proceeds from insider warrants offered in the private placement	2,700,000
Total gross proceeds	$44,725,000
Offering expenses
Total offering expenses	1,067,289
Proceeds after offering expenses	43,657,711
Not held in trust account	(287,711)
Held in trust account	$43,370,000

 A total of $43,370,000 of the net proceeds from our IPO and the sale of the insider warrants described above, including $1,260,000 deferred corporate finance fee payable to PrinceRidge, was placed in a trust account with Continental Stock Transfer & Trust Company acting as trustee and will be invested only in U.S. government treasury bills with a maturity of 180 days or less or in registered money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest solely in U.S. Treasuries. In connection with the successful extension offer discussed in Item 4.A of this Form 20-F, $18,287,032 were released from the trust account to pay redeeming shareholders.  Except for the interest income that may be released to us to pay any taxes and to fund our working capital requirements, as discussed below, none of the remaining funds held in trust will be released from the trust account until the earlier of: (i) the consummation of our initial business combination by April 24, 2014 (since we have taken advantage of the 90-day extension) and (ii) our redemption of 100% of the outstanding public shares in the event we do not consummate our initial business combination within this time period. The funds not held in the trust account will be used for our working capital requirements to consummate an initial business combination.

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

A public shareholder will be entitled to receive funds from the trust account only upon the earlier to occur of: (i) our consummation of an initial business combination, and then only in connection with those ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein or (ii) the redemption of our public shares if we are unable to consummate our initial business combination, subject to applicable law and as further described herein and any limitations (including but not limited to cash requirements) created by the terms of the proposed business combination. In no other circumstances will a public shareholder have any right or interest of any kind to or in the trust account.

Our initial shareholders, officers and directors have agreed to waive their redemption rights with respect to any initial shares and public shares in connection with the consummation of our initial business combination. In addition, our initial shareholders, officers and directors have agreed to waive their right to liquidating distributions with respect to the initial shares if we fail to consummate our initial business combination by April 24, 2014. However, if our initial shareholders, or any of our officers, directors or affiliates acquire public shares after our IPO, they will be entitled to receive liquidating distributions with respect to such public shares if we fail to consummate our initial business combination within the required time period.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our principal executive and financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2013. Based upon his evaluation, he concluded that our disclosure controls and procedures were effective as of such date.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (1992). Based on management’s assessment and those criteria, our management determined that our internal control over financial reporting as of September 30, 2013 was not effective because we did not employ an individual with the necessary qualifications to prepare a complete set financial statements in accordance with generally accepted accounting principles which resulted in an error related to accounting for our warrants.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. An attestation report is not required pursuant to the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations of the SEC.

Changes in Internal Control over Financial Reporting

During the quarter end September 30, 2013, the Company hired Chord Advisors, LLP to assist with the warrant accounting and preparation of financial statements.

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

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum LLP, our principal external independent registered public accounting firm, for the period indicated.

2012
Audit fees (1)	$47,500
Audit related fees (2)	$84,730
Total fees	$132,230

1	“Audit fees” means the aggregate fees billed for an audit of our financial statements.

2
Audit-related fees include accounting advisory services related to the accounting treatment of transactions or events, including acquisitions, and to the adoption of new accounting standards, as well as additional procedures related to accounting records performed to comply with regulatory reporting requirements.

Our audit committee of the board of directors pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

 ITEM 16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

See Item 6.C “Audit Committee” of this Form 20-F for the disclosure required by this item.

ITEM 16E.        PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

The following shares were purchased during the period covered by this report:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of a Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) or Securities that May Yet be Purchased Under the Plan or Program
November 2012	133,333 Shares	$0	(1)	—	—

(1)  In connection with the partial exercise of the underwriter’s over-allotment option on November 29, 2012, 133,333 initial shares were forfeited by the initial shareholders to us for no consideration.

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

We have audited the accompanying balance sheets of Collabrium Japan Acquisition Corporation (a development stage company) (the “Company”) as of September 30, 2013 and 2012, and the related statements of operations, changes in shareholders’ equity and cash flows for the year ended September 30, 2013, for the period from February 8, 2012 (inception) through September 30, 2012 and for the period from February 8, 2012 (inception) through September 30, 2013.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Collabrium Japan Acquisition Corporation (a development stage company) as of September 30, 2013 and 2012, and the results of its operations and its cash flows for the year ended September 30, 2013, for the period from February 8, 2012 (inception) through September 30, 2012 and for the period from February 8, 2012 (inception) through September 30, 2013 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has no present revenue, recurring losses and the Company’s cash and working capital as of September 30, 2013 are not sufficient to complete its planned activities through April 24, 2014, the date the Company is required to liquidate if it is unable to complete a business combination.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP

Marcum llp
New York, NY
February 18, 2014

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

BALANCE SHEETS

	September 30,	September 30,
	2013	2012
ASSETS
Current assets:
Cash held in bank	$127,536	$18,495
Interest on cash held in trust account	15,733	-
Total current assets	143,269	18,495
Long-term assets:
Deferred offering costs	-	317,092
Cash held in trust account	43,370,000	-
TOTAL ASSETS	$43,513,269	$335,587

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accrued expenses (related party)	32,500	-
Accrued offering expenses	-	190,901
Advance from related party	379,906	-
Advance from a shareholder	-	22,876
Notes payable to shareholders	-	100,000
Total current liabilities	412,406	313,777
Long-term liabilities:
Warrant liability	3,948,533	-
TOTAL LIABILITIES	$4,360,939	$313,777

Commitments

Ordinary shares subject to possible conversion: 3,184,175 ordinary shares at conversion value	32,892,328	-

SHAREHOLDERS' EQUITY
Preferred shares (no par value), unlimited shares authorized; 0 shares issued or outstanding	-	-
Ordinary shares (no par value), unlimited shares authorized; 2,415,825 shares issued and outstanding (excluding 3,184,175 shares subject to possible conversion or tender) and 1,533,333 shares issued and outstanding as of September 30, 2013 and September 30, 2012, respectively	-	-
Additional paid-in capital	10,660,739	25,000
Deficit accumulated during the development stage	(4,400,737)	(3,190)
TOTAL SHAREHOLDERS’ EQUITY	6,260,002	21,810
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$43,513,269	$335,587

The accompanying notes are an integral part of these financial statements

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

STATEMENTS OF OPERATIONS

	For the Year Ended	Period from February 8, 2012 (inception) through	Period from February 8, 2012 (inception) through
	September 30, 2013	September 30, 2012(2)	September 30, 2013
Operating expenses
Formation costs and operating expenses 1	$569,491	$3,190	$572,681

Loss from operations	(569,491)	(3,190)	(572,681)

Other income (expenses)
Interest income	15,733	-	15,733
Change in fair value of warrants	(3,843,789)	-	(3,843,789)
Total other expense	(3,828,056)	-	(3,828,056)

Net loss	$(4,397,547)	$(3,190)	$(4,400,737)

Net loss per ordinary share outstanding, basic and diluted	$(1.87)	$(0.00)

Weighted average number of ordinary shares outstanding, basic and diluted	2,347,043	1,400,000

1.
Includes related party of $97,500, $0 and $97,500 for the year ended September 30, 2013, for the period from February 8, 2012 (inception) through September 30, 2012 and for the period from February 8, 2012 (inception) through September 30, 2013, respectively. See Note 6

2.	Reflects an aggregate of 133,333 ordinary shares forfeited by the initial shareholders because the underwriter’s over-allotment option was not exercised in full.

The accompanying notes are an integral part of these financial statements

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

STATEMENTS OF CASH FLOWS

	For the Year Ended September 30	Period from February 8, 2012 (inception) to September 30,	Period from February 8, 2012 (inception) to September 30,
	2013	2012	2013
Cash flows from operating activities:
Net loss	$(4,397,547)	$(3,190)	$(4,400,737)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liability	3,843,789	-	3,843,789
Interest reinvested in trust account	(15,733)	-	(15,733)
Changes in operating assets and liabilities:
Increase in accrued expenses (related party)	32,500	-	32,500
Net cash used in operating activities	(536,991)	(3,190)	(540,181)

Cash flows from investing activities:
Principal deposited in trust account	(43,370,000)	-	(43,370,000)
Net cash used in investing activities	(43,370,000)	-	(43,370,000)

Cash flows from financing activities:
Proceeds from public offering, net of offering costs of $1,016,098	41,058,902	-	41,058,902
Proceeds from sale of ordinary shares to initial shareholders	-	25,000	25,000
Proceeds from sale of private placement warrants	2,700,000	-	2,700,000
Proceeds from underwriters unit purchase option	100	-	100
Advance from related party	379,906	-	379,906
Advance from a shareholder	-	22,876	22,876
Repayment of advance from shareholder	(22,876)	-	(22,876)
Payment of deferred offering costs	-	(51,191)	(51,191)
Proceeds from note payable to shareholder	-	25,000	25,000
Repayment of note payable to shareholders	(100,000)	-	(100,000)
Net cash provided by financing activities	44,016,032	21,685	44,037,717

Net increase in cash and cash equivalents	109,041	18,495	127,536

Cash and cash equivalent at beginning of the period	18,495	-	-
Cash and cash equivalent at end of the period	$127,536	$18,495	$127,536

Non-cash financing activity
Payment of deferred offering costs made by shareholders and included in notes payable to shareholders	$-	$75,000	$75,000

The accompanying notes are an integral part of these financial statements

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the period from February 8, 2012 (Inception) to September 30, 2013

	Common stock		Additional paid-in	Deficit accumulated during the development	Total shareholders'
	Shares	Amount	capital	stage	equity
Balance at February 8, 2012	-	$-	-	$-	$-
Ordinary shares issued February 8, 2012 at approximately $0.02 per share for cash	3	-	-	-	-
Ordinary shares issued April 6, 2012 at approximately $0.02 per share for cash	1,533,330	-	25,000		25,000
Net loss	-	-	-	(3,190)	(3,190)
Balances at September 30, 2012	1,533,333	-	25,000	(3,190)	21,810
Sale of 4,000,000 units on October 24, 2012 (includes 3,184,175 shares subject to conversion) at $10.00 per unit	4,000,000	-	40,000,000	-	40,000,000
Sale on October 24, 2012 of underwriters unit purchase option	-		100		100
Underwriters' discount and offering expenses on 4,000,000 units	-		(902,288)		(902,288)
Offering costs paid by related party on behalf of Company	-		(75,000)		(75,000)
Sale of 200,000 units on November 29, 2012 at $10.00 per unit	200,000	-	2,000,000	-	2,000,000
Warrant liability recorded on November 29, 2012	-	-	(104,745)	-	(104,745)
Underwriters' discount and offering expenses on 200,000 units	-		(90,000)		(90,000)
Sale of 3,600,000 Warrants on October 24, 2012 at $0.75 per warrant	-	-	2,700,000	-	2,700,000
Forfeiture of Founders shares on November 29, 2012	(133,333)	-	-	-	-
Net shares subject to possible conversion	(3,184,175)	-	(32,892,328)	-	(32,892,328)
Net loss	-	-	-	(4,397,547)	(4,397,547)
Balances at September 30, 2013	2,415,825	$-	10,660,739	$(4,400,737)	$6,260,002

The accompanying notes are an integral part of these financial statements

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

Notes to the Financial Statements

Note 1 — Organization, Plan of Business Operations and Going Concern Consideration

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

All activity through September 30, 2013 relates to the Company’s formation, initial public offering (“Public Offering”) and identifying and investigating prospective target businesses with which to consummate a Business Combination. The Company is considered a development stage company and, as such, the Company’s financial statements are prepared in accordance with the Accounting Standards Codification (“ASC”) Topic 915 “Development Stage Entities.” The Company is subject to all of the risks associated with development stage companies. On October 24, 2012, the Company changed its fiscal year-end from December 31 to September 30.

The registration statement for the Public Offering was declared effective on October 18, 2012. On October 24, 2012, the Company consummated the Public Offering and received proceeds, net of underwriter’s discount, of $39 million from the issuance of 4,000,000 Units and simultaneously received $2.7 million from the issuance of 3,600,000 warrants (“Insider Warrants”) in a private placement (the “Private Placement”) to the Company’s initial shareholders (“Initial Shareholders”).  On November 29, 2012, the Company consummated the closing of the sale of an additional 200,000 Units which were sold subject to the underwriter’s over-allotment option (“Overallotment”) and the Company received proceeds, net of underwriter’s discount, of approximately $1.9 million. The Public Offering and the Overallotment are collectively referred to as the “Offering.”

On November 29, 2012, 133,333 ordinary shares held by the Initial Shareholders were forfeited because the underwriter over-allotment option expired and was not fully exercised.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering and the Private Placement, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to affect a Business Combination successfully. Upon the closing of the Offering and Private Placement, approximately $43.4 million (approximately $10.33 per share sold) is held in a trust account (“Trust Account”) and is invested in United States government treasury bills having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in U.S. treasuries until the earlier of the consummation of the initial Business Combination and the Company’s failure to consummate a Business Combination within the prescribed time. Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company seeks to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. The Company’s Chairman of the Board and the Company’s Chief Executive Officer have agreed that they will be jointly and severally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered, contracted for or products sold to the Company. However, they may not be able to satisfy those obligations should they arise. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective Business Combinations and continuing general and administrative expenses. In addition, (1) interest income on the funds held in the Trust Account can be released to the Company to pay its income and other tax obligations and (2) interest income on the funds held in the Trust Account can be released to the Company to pay for its working capital requirements in connection with searching for a Business Combination.

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

Notes to the Financial Statements

The Company’s securities are listed on the Nasdaq Capital Markets (“Nasdaq”). Pursuant to the Nasdaq listing rules, the target business or businesses that the Company completes a Business Combination with must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account less the deferred commission and amounts to pay tax obligations at the time of the execution of a definitive agreement for its initial Business Combination, although the Company may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance.

The Company was required to determine if it was a foreign private issuer (“FPI”) under Rule 3b-4(d) of the Exchange Act, as of a date within 30 days of the filing of the Registration Statement with the Securities and Exchange Commission for the Offering. The Company determined it was an FPI prior to the filing of the Registration Statement. As an FPI, the Company is required to comply with the tender offer rules in connection with its initial Business Combination. The Company is required to determine its status as an FPI on an ongoing basis for all subsequent fiscal years as of the last day of its most recently completed second fiscal quarter. On such date, if the Company no longer qualifies as an FPI (as set forth in Rule 3b-4 of the Exchange Act), the Company will then become subject to the U.S. domestic issuer rules as of the first day of its fiscal year following the determination date.

The Company, after signing a definitive agreement for a Business Combination with a target business, is required to provide shareholders who acquired shares in the Public Offering (“Public Shareholders”) with the opportunity to redeem their public shares for a pro rata share of the Trust Account by means of a tender offer (or it may have the option of conducting redemptions in conjunction with a proxy solicitation pursuant to the proxy rules if the Company is no longer an FPI). Each Public Shareholder will be entitled to receive a full pro rata portion of the amount then in the Trust Account (approximately $10.33 per share, plus any pro rata interest earned on the funds held in the Trust Account and not released to the Company or necessary to pay its taxes). In no event will the Company consummate an initial Business Combination and allow redemptions of public shares such that the Company would have less than $5,000,001 in net tangible assets (including as a result of any redemptions that occurred upon taking advantage of the extension period described below). All of the Initial Shareholders waived any redemption rights they may have in connection with the initial Business Combination pursuant to letter agreements executed prior to the Offering.

Notwithstanding the foregoing redemption rights, if the Company is no longer an FPI and the Company seeks shareholder approval of its initial Business Combination and it does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Company’s memorandum and articles of association provides that a public shareholder, individually or together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 19.9% of the shares sold in the Offering.

The Company’s amended and restated memorandum and articles of association provided that the Company would continue in existence only until January 24, 2014 (or April 24, 2014 if the Company took advantage of the full 90-day extension period described below).  On January 24, 2014, the Company closed the Extension Tender Offer (see Note 12) and in connection therewith took advantage of the full 90-day period.  Accordingly, the Company now has until April 24, 2014 to consummate an initial Business Combination.  If the Company has not completed a Business Combination by such date, it will trigger the automatic liquidation of the Trust Account and the voluntary liquidation of the Company. If the Company is forced to liquidate prior to a Business Combination, its Public Shareholders are entitled to have their shares redeemed for a pro rata portion of the Trust Account, including any interest, and any net assets remaining available for distribution to them after payment of liabilities. The Initial Shareholders have waived their rights to share in any distribution with respect to their initial shares held prior to the Public Offering.

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

Notes to the Financial Statements

The Company incurred a net loss from operations of $4.4 million for the period from February 8, 2012 (inception) to September 30, 2013. At September 30, 2013, the Company had approximately $43.5 million of cash (including amounts in the Trust Account of approximately $43.3 million) and a working capital deficit of $269,137. The Company’s accumulated deficit aggregated approximately $4.4 million at September 30, 2013. The Company has principally financed its operations from inception using proceeds from sales of its equity securities in the Offering (see Note 3) and loans from shareholders (see Note 6). The Company has limited resources from which to pay its expenses until a Business Combination is completed.  The Company has used all of the remaining funds not held in trust and the interest earned on the funds held in the Trust Account available to it. Accordingly, the Company will need to enter into contingent fee arrangements with its vendors or raise additional capital through loans or additional investments from its Initial Shareholders, officers, directors, or third parties.  None of the Initial Shareholders, officers or directors is under any obligation to advance funds to, or invest in, the Company. Accordingly, significant uncertainties include the inability to obtain additional financing if needed to execute its business plan until a Business Combination is completed.  If the Company is unable to raise additional capital or enter into contingent fee arrangements with its vendors, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and controlling overhead expenses. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recovery of assets or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Revised Prior Period Amounts

While preparing its balance sheet as of March 31, 2013, the Company identified and corrected an error related to the accounting for the Company’s outstanding warrants. The amount of the error was approximately $4 million as of October 24, 2012. The Company determined that its outstanding warrants should have been accounted as a liability recorded at fair value and that this liability should be re-measured at each reporting period with changes in fair value being reflected in the statement of operations. The determination of this accounting methodology was made as a result of potential adjustments to the exercise price of the warrants in certain circumstances as described in the warrant agreement which does not meet the criteria for equity treatment described in ASC 815-45-7D. This accounting did not result in a significant change to the balance sheet for the period ended October 24, 2012 and therefore no changes have been made.

In accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin Nos. 99 and 108 (“SAB 99” and “SAB 108”), the Company has evaluated these errors, based on an analysis of quantitative and qualitative factors, as to whether they were material to each of the prior reporting periods affected and if amendments of previously filed 6-K reports with the SEC are required. The Company has determined that though quantitatively material to the previous quarters, qualitatively the recording of the warrants as liability instruments would not have influenced an investor’s decision making process and has determined to record the liability in the year ended September 30, 2013 as opposed to a restatement and reissuance of the previous filed balance sheet.

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

Notes to the Financial Statements

Note 2 — Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash deposits with major financial institutions.

Investment Held in Trust

The amounts held in the Trust Account represent substantially all of the proceeds of the Offering and the Private Placement and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. The funds held in the Trust Account are invested primarily in a highly liquid treasury bills.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the valuation of the warrant liability and the value of the unit purchase option issued to the underwriter.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Warrant Liability

The Company accounts for the 4,200,000 warrants issued in connection with the Offering and the 3,600,000 Insider Warrants issued in connection with the Private Placement in accordance with the guidance contained in ASC 815-40-15-7D whereby under that provision they do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instruments as liabilities at their fair value. This liability is subject to re-measurement at each balance sheet date until the warrants are exercised or expire, and any change in fair value is recognized in the Company’s statement of operations.

The fair value of the warrant liability was determined by the Company using the Binomial Lattice pricing model.  This model is dependent upon several variables such as the instrument's expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term expected volatility of the Company’s stock price over the expected term, expected time to complete a Business Combination and estimated probability of completing a successful Business Combination.  The expected term represents the period of time that the instruments granted are expected to be outstanding.  The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection.  The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation.  Expected dividend yield is based on historical trends.  The Company measures volatility using a blended weighted average of the volatility rates for a number of similar publicly-traded companies along with the Company’s historical volatility.

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

Notes to the Financial Statements

	September 30, 2013	November 29, 2012	October 24, 2012
The Company’s stock price	$10.19	$10.00	$10.00
Dividend yield (per share)	N/A	N/A	N/A
Risk-free interest rate	1.40%	1.05%	1.21%
Expected volatility rate	25.634%	27.419%	27.510%

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

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company has identified the British Virgin Islands as it’s only ‘‘major’’ tax jurisdiction, as defined. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements.

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the period from February 8, 2012 (inception) through September 30, 2013. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

Loss per Share

The Company complies with accounting and disclosure requirements of ASC 260, “Earnings Per Share.” Basic loss per share is computed by dividing net loss attributable to outstanding ordinary shares by the weighted-average number of outstanding ordinary shares during the period. Ordinary shares subject to possible redemption at September 30, 2013 and for the period of February 8, 2012 (inception) through September 30, 2012 of 3,184,175 and 0, respectively, have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the amounts held in the Trust Account. For the period from February 8, 2012 (inception) through September 30, 2012, 133,333 ordinary shares that were forfeited due to the underwriter’s over-allotment option not being exercised in full are excluded from the calculation of basic loss per share. Loss per share assuming dilution would give effect to dilutive options, warrants, and other potential ordinary shares outstanding during the period. The Company has not considered the effect of warrants to purchase 7,800,000 ordinary shares and an option to purchase 400,000 Units in the calculation of diluted loss per share, since the exercise of the warrants and the option is contingent upon the occurrence of future events.

Ordinary Shares Subject to Possible Redemption

There are 3,184,175 ordinary shares as part of Units (the “Units”) issued in the Offering, which contained a conversion feature which are subject to redemption. In accordance with ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”) redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity.

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

Notes to the Financial Statements

Accordingly, at September 30, 2013, 3,184,175 of the 4,200,000 public shares were classified outside of permanent equity at its redemption value because the redemption rights are subject to the occurrence of uncertain events that are outside of the Company’s control.  The number of ordinary shares which could be subject to possible redemption  will change depending on factors (e.g. expenses, changes in fair value of the warrant liability, etc.) which  affect the Company’s tangible net asset value. The redemption value at September 30, 2013 was equal to approximately the pro rata share of the aggregate amount then on deposit in the Trust Account (approximately $10.33 per share at September 30, 2013).

Fair Value of Financial Instruments

Unless otherwise disclosed, the fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), approximates the carrying amounts represented in the balance sheet.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Subsequent Events

Management evaluates events that have occurred after the balance sheet date but before the financial statements are issued. Based upon the evaluation, management did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the consolidated financial statements other than described in Note 12.

Note 3 — Public Offering and Private Placement

On October 24, 2012, the Company sold 4,000,000 Units at an offering price of $10.00 per Unit generating gross proceeds of $40 million or net proceeds of approximately $39 million in the Public Offering. On November 29, 2012, the Company consummated the closing of the sale of an additional 200,000 Units at an offering price of $10.00 per Unit, which were sold pursuant to the Overallotment, generating net proceeds of approximately $1.9 million.

Each Unit consists of one ordinary share in the Company and one Warrant (“Warrants”) to purchase one ordinary share. Each Warrant entitles the holder to purchase one ordinary share at a price of $11.50 commencing on the completion of an initial Business Combination and expiring five years from the completion of an initial Business Combination, or earlier upon redemption. The Company may redeem the Warrants at a price of $0.01 per Warrant upon 30 days’ notice only in the event that the last sale price of the ordinary shares (or the closing bid price of the ordinary shares in the event the ordinary shares are not traded on any specific trading day) is at least $17.50 per share for any 20 trading days within a 30-trading day period (“30-Day Trading Period”) ending on the third day prior to the date on which notice of redemption is given and there is a current registration statement in effect with respect to the ordinary shares underlying such Warrants during the 30-Day Trading Period and continuing until the date of redemption.

In accordance with the Warrant Agreement relating to the Warrants sold and issued in the Offering and the Private Placement, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. There are no contractual penalties for failure to deliver securities if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration statement is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant for cash and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the Warrant exercise.

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

Simultaneously with the consummation of the Offering, the Company consummated the Private Placement with the sale of 3,600,000 Insider Warrants to its Initial Shareholders at a price of $0.75 per warrant, generating total proceeds of $2.7 million. The Insider Warrants are identical to the Warrants sold to public investors in the Offering except that: (i) the Insider Warrants were purchased pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, (ii) the Insider Warrants are non-redeemable and (iii) the Insider Warrants are exercisable on a “cashless” basis, in each case, if held by the initial holders or permitted assigns. The Initial Shareholders have agreed that the Insider Warrants (including the ordinary shares issuable upon exercise of the Insider Warrants) will not be transferable, assignable or saleable (except to certain permitted transferees) until 30 days after the completion of an initial Business Combination.

Note 4 — Deferred Offering Costs

Deferred offering costs consist principally of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Offering and that were charged to shareholders’ equity on October 24, 2012.

Note 5 — Accrued Expenses (related party)

As of September 30, 2013, the Company has accrued rent expenses of $32,500.  The Company currently rents space provided by Collabrium Advisors LLP, an affiliate of Mr. Andrew Williams, the Company’s Chairman, and Eureka Company Limited, an affiliate of Mr. Koji Fusa, the Company’s Chief Executive Officer.

Note 6 — Advances (related party)

Mr. Koji Fusa and Collabrium Advisors have paid on behalf of the Company, expenses for costs incurred for travel and other expenses relating to origination of a potential target, site visits, conferences, and investor meetings. As of September 30, 2013, the Company recorded as advances relating to these costs an aggregate of $379,906.

Note 7 — Notes Payable to Shareholders

The Company issued an aggregate of $100,000 principal amount unsecured promissory notes to its officers and directors on April 15, 2012. The notes were non-interest bearing and were payable on the earlier of (i) April 15, 2013, (ii) the consummation of the Public Offering or (iii) the date on which the Company determines not to proceed with the Offering. Due to the short-term nature of the notes, the fair value of the notes approximated the carrying amount. During the fiscal year ended 2013, these notes were repaid.

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

Notes to the Financial Statements

Note 8 — Commitments

The Initial Shareholders and holders of the Insider Warrants (or underlying ordinary shares) are entitled to demand certain “piggy-back” registration rights with respect to the initial shares and the Insider Warrants (or underlying ordinary shares) as well as any other warrants that may be issued to them (or underlying ordinary shares) pursuant to an agreement signed on the October 18, 2012.

The Company sold to the underwriter, for $100, an option to purchase up to 400,000 Units at $15.00 per Unit. The underwriter’s Unit purchase option is exercisable starting on the later of the completion of a Business Combination or October 18, 2013 and ending on October 17, 2017. The Units issuable upon exercise of this option are identical to those sold in the Public Offering. The Company accounted for the fair value of the Unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimated that the fair value of this Unit purchase option was approximately $255,000 (or $0.64 per Unit) using a Black-Scholes option-pricing model. The fair value of the Unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 20%, (2) risk-free interest rate of 0.86% and (3) expected life of five years. The Unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the Unit purchase option (the difference between the exercise prices of the Unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the Unit purchase option without the payment of any cash. The Company will have no obligation to net cash settle the exercise of the Unit purchase option or the Warrants underlying the Unit purchase option. The holder of the Unit purchase option will not be entitled to exercise the Unit purchase option or the Warrants underlying the Unit purchase option unless a registration statement covering the securities underlying the Unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the Unit purchase option or underlying Warrants, the Unit purchase option or Warrants, as applicable, will expire worthless.

The Company presently occupies office space provided by Collabrium Advisors LLP, an affiliate of Mr. Andrew Williams, the Company’s Chairman, and Eureka Company Limited, an affiliate of Mr. Koji Fusa, the Company’s Chief Executive Officer. Such affiliates have agreed that beginning October 18, 2012, until the Company consummates a Business Combination, they will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliates an aggregate of $7,500 per month for such services commencing on November 1, 2012. As of September 30, 2013, the Company has accrued expenses of $32,500 related to these services.

Note 9 — Shareholders’ Equity

Preferred Shares

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

In connection with the organization of the Company, a total of 1,533,333 ordinary shares were sold to the Initial Shareholders at a price of approximately $0.02 per share for an aggregate of $25,000 (the “Initial Shares”).   As a result of the partial exercise of the Overallotment by the underwriter, the Company’s Initial Shareholders were required to forfeit an aggregate of 133,333 Initial Shares on November 29, 2012.

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

Note 10 — Warrant Liability

In accordance with the Warrant Agreement relating to the warrants sold and issued in the Offering and the Insider Warrants sold in the Private Placement, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the warrants. There are no contractual penalties for failure to deliver securities if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration  statement is not effective at the time of exercise, the holder of such warrant shall not be entitled to exercise such warrant for cash and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. The warrants have been accounted for as a liability amounting to $3,948,533 at September 30, 2013.

Note 11 — Fair Value Measurements

The Company has adopted ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The adoption of ASC 820 did not have an impact on the Company’s financial position or results of operations.

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

Notes to the Financial Statements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2013, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Description	September 30, 2013	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in trust	$43,385,733	$43,385,733		$-	$-
Liabilities:
Warrant liability	$3,948,533	$-	$		$3,948,533

The table below provides a reconciliation of the beginning and ending balances for the liabilities measured using fair significant unobservable inputs (Level 3):

Balance – September 30, 2012	$-
Correction of an error	4,012,640
Issuance of 200,000 warrants as part of Units on November 29, 2012	104,745
Change in fair value	(168,851)
Balance – September 30, 2013	$3,948,533

Note 12 — Subsequent Event

Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, if the Company anticipated that it would not be able to consummate a Business Combination by January 24, 2014, the Company was permitted to extend the period of time to consummate a Business Combination by up to an additional 90 days by offering Public Shareholders the right to have their shares redeemed for a pro rata portion of the amount then on deposit in the Trust Account; provided that the Company would not extend the period of time to consummate an Business Combination if it caused the Company to have less than $5,000,001 of net tangible assets.  The Company determined that it would not complete an initial Business Combination by January 24, 2014.  Accordingly, on December 23, 2013, the Company commenced a tender offer in connection with taking advantage of the full 90-day period (the “Extension Tender”).  On January 24, 2014, the Company consummated the Extension Tender and in connection therewith took advantage of the full 90-day period.  The Company redeemed 1,770,937 public shares in the Extension Tender for an aggregate purchase price of $18,287,032 which funds were paid from the Trust Account. Accordingly, the Company now has until April 24, 2014 to consummate an initial Business Combination.

ITEM 19. EXHIBITS.

The list of exhibits set forth under the “Exhibit Index” of this Form 20-F is incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: February 18, 2014
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

4.1
Underwriting Agreement between J.V.B. Financial Group, LLC (formerly The PrinceRidge Group LLC) and the Company, dated October 18, 2012 (incorporated by reference to our Report of Foreign Private Issuer on Form 6-K filed October 24, 2012).

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